2005 ANNUAL REPORT | Unitrin Gets It Right | The Right Response

UNITRIN








UNITED STATES
POSTAL SERVICE










UNI

"Our heartfelt thanks go to our employees and independent agents for an incredible response. The right response only happens with the right people."

– Richard Vie
Chairman and Chief Executive Officer
Unitrin, Inc.









Traveling through Crockett, Texas to process a claim, Ronny Horn, a Unitrin Kemper Auto and Home Senior Property Claim Adjuster, stopped at a gas station and found a bank envelope in the restroom filled with a large amount of cash.

"Because it was a large amount, I figured that someone had cashed their insurance check, and this might have been all of the money they had," Ronny relates. He left his business card with the store cashier and then took the money to the police station. Two days later the money was claimed by an elderly man who had recently lost his wife. The man could hardly believe that Ronny returned the money, but that's just how Ronny is, according to Lisa Henderson, Personal Lines Manager at the Joe Max Green independent insurance agency.

"Ronny holds the client's hand and does whatever it takes to get things taken care of," she says. Lisa has been in the business for 20 years, and says she has never seen claims service like this before. "Unitrin Kemper Auto and Home has come out head and shoulders above everyone else, and Ronny is a hero."

Similar stories of extraordinary effort and teamwork are emerging from other devastated areas, too. Unitrin Kemper Auto and Home's Kathryn Cunningham, Auto Damage Appraiser Supervisor, showed up at First Insurance Services in Jasper, Texas with a generator so they could run their computer server and access insurance records. Jerry Reich, Unitrin Kemper Auto and Home Technical Claim Manager, brought in bottled water at a time when fresh drinking water had become a real luxury.



Kathryn Cunningham, Auto Damage Appraiser Supervisor, Unitrin Kemper Auto and Home, kept business up and running at agencies by bringing much needed equipment and supplies from Dallas, Texas to areas further south that were left isolated by the hurricane.



"After 14 years of catastrophe work, I appreciate how we're all reacting to this disaster scenario. Everybody – inside people, outside people, independent adjusters – we're all just clicking together."

–Ronny Horn
Senior Property Claim Adjuster
Unitrin Kemper Auto and Home
Jacksboro, Texas




UNITRIN
Kemper



Catastrophe preparedness for the next season begins in November for Unitrin Kemper Auto and Home. Using one of the most sophisticated and expensive catastrophe modeling packages available, Unitrin Kemper Auto and Home's dedicated catastrophe modeler simulates hurricanes, earthquakes, and other non-seasonal events, predicting loss levels over specified time intervals.

In 2005, Hurricanes Katrina, Rita and Wilma tested Unitrin Kemper Auto and Home too, as theoretical preparation gave way to real-time response. After Katrina struck, Unitrin Kemper Auto and Home employees showed up at independent agents' offices with bottled water, ice, flashlights, satellite phones and other necessities, trying to blunt the infrastructure damage for our independent agents as quickly as they could. They posted banners at the offices and gave customers a toll-free number to report damage, sending out e-mails and faxes to areas where evacuees had moved. Many customers, with businesses and jobs out of commission, couldn't access their backup financial resources. Unitrin Kemper Auto and Home partnered with JP Morgan Chase Bank, direct depositing funds into client accounts. And Unitrin Kemper Auto and Home people were on the job around the clock to help.

Adjusters who had endured damage and lost electricity in their own homes were going out and adjusting claims for others as soon as they knew their families were safe.

The direct and timely response of Unitrin Kemper Auto and Home employees, who were sent to independent agencies throughout affected states in the south, has been indispensable. In Vicksburg, Mississippi, employees at the Hennessey agency were unable to use phones to contact policyholders. Fallen trees had knocked out phone lines and damaged homes.

Unitrin Kemper Auto and Home is one of several insurance companies represented by the Hennessey independent agency. "Only Unitrin Kemper Auto and Home showed up in person to assist with claims," says Hennessey employee Melanie Jones. "Randy Mahaffey got there fast and went to work. He was so patient, too. He stuck around and continued to answer question after question from homeowners."

Randy Mahaffey, Senior Claims Adjuster, Unitrin Kemper Auto and Home, and agency owner Emmet Wyman of Brock-Wyman Insurance examine the details of a claim together (above).
Beth Maggio recalls the challenges Hennessey, Thames & Leavitt faced as Melanie Jones looks on (below).

Mary Pat Wright, an independent agent with Hennessey, Thames & Leavitt, describes the frustrations of having no communication capabilities immediately after Hurricane Katrina. Unitrin Kemper Auto and Home representatives visited the agency where she works in Vicksburg, Mississippi to handle claims issues personally.



"Only Unitrin Kemper Auto and Home showed up in person to assist with claims. Randy Mahaffey got there fast and went to work. He stuck around and continued to answer question after question from homeowners."

– Melanie Jones
Hennessey, Thames & Leavitt
Vicksburg, Mississippi













John Locicero, Staff Manager in Union National's Hammond, Louisiana office, walks among the remains of policyholders' home sites in Slidell, Louisiana (top).
The causeway over the Back Bay between mainland Mississippi and Biloxi collapsed during Hurricane Katrina (center).
A block of damaged homes in New Orleans' 9th Ward (bottom).


“I cannot describe to you what we
saw when we went in as part of the
catastrophe response group.
The devastation, and the sense of fear
and loss in the people we encountered.”
– Don Royster
President, Unitrin Career Agency Companies
St. Louis, Missouri

"I put the 'Career Agency Catastrophe Team' sign outside and started filing claims right out of the church. It was the only place in town that had power."

—Billy McSwain
Unitrin Career Agency Property Claim Adjuster
Pastor, Second Baptist Church
Laurel, Mississippi









Historic pine and oak trees that graced the town of Laurel, Mississippi were torn from their roots by Hurricane Katrina, blocking roads and unearthing graves in the local cemetery. Electrical power and communication lines were cut off, and residents scattered. In the midst of utter destruction, Billy McSwain, Unitrin Career Agency Property Program Claim Adjuster and church pastor, was amazed to find his Second Baptist Church still standing strong with the power running. He knew that townspeople would be looking for a representative from their insurance company, so he parked his van in front of the church, put a sign on the side that read "Catastrophe Team" and prepared to help anyone who came his way. Very shortly, Pastor McSwain had several displaced families sheltered in the church. He took the padded seat cushions from the pews and made beds on the church floor. He rounded up what food he could and kept everyone dry and safe. And because he could get around to Unitrin customers' homes, he was able to start assessing damage before homeowners even returned to Laurel.

Billy McSwain reflects on events in the wake of Hurricane Katrina at the Second Baptist Church in Laurel, Mississippi, where he is pastor (above).

Opposite page: Many homes in Laurel, Mississippi were ruined by the town's celebrated old-growth trees (left).
Billy McSwain was able to serve policyholders from his church, which also sheltered several families in the aftermath of Katrina (right).



Roger Popovac, Vice President, Claims, Unitrin Career Agency Property Program, stands among boxes of Unitrin's claim files. He was part of the first responder catastrophe team to go into New Orleans. The team documented damage to Unitrin policyholders' homes and began claims paperwork even before customers were allowed back into the city.

Every incidence of loss and destruction is balanced with a story of courage and service. Unitrin agents, claim adjusters, employees and management prepared for the worst they could imagine, then faced the unimaginable with grit and determination.

"We set up a pony express system," says Frank Rosiere, Regional Vice President, Union National Life Insurance Company. "That's how we moved supplies, cameras, film and forms to critical districts." At first the key pony expressers – District Managers Lee Hawkins in Batesville, Mississippi, Thad Bush in New Orleans, and Nathan Laviolette in New Orleans-West Bank – didn't even know which roads would be open and where they would be permitted to go. Lee drove down to Hattiesburg, Mississippi with a truck and 300 gallons of gasoline to ration to agents.

Lee McDonald, District Manager in Hattiesburg, stayed in the office with his wife during the storm and then headed home with a crew in pickup trucks, using chainsaws to clear trees from the highway as they went. Other Hattiesburg personnel were servicing claims via cell phones from evacuee shelters before they were able to contact management.

Gerod Russell, a Unitrin Career Agent, went out in his Gulfport neighborhood on foot to begin collecting claims. "I'm still doing the whole job," he says, in his 45th year of service.

New Orleans agents and management set up in mobile trailers in Mississippi and outside New Orleans, and worked on claims for several weeks before they even visited their own homes. Because of disruption to Union National's data and telecommunication lines running through New Orleans, employees from the Baton Rouge office were driving to St. Louis so claims could be entered.

Three weeks after Katrina, Roger Popovac, Vice President, Claims, Unitrin Career Agency Property Program, and Frank Rosiere, drove with a catastrophe team into New Orleans. They were permitted entry by the National Guard because of their documentation as first responders. They started to assess damage to policyholders' homes and began the claim work on their behalf. With familiar landmarks gone, they sometimes lost their way in neighborhoods they knew well.

"We saw cars in trees and houses on top of cars," Roger relates. "We couldn't find the next intersection." By the time customers were able to call to talk about their policies, we had already started a claim on their behalf in many cases.


icane Katrina



"This is a company-wide effort. We had calls from all over the country with Unitrin folks asking us, how can I help?"

–Roger Popovac
Vice President, Claims, Unitrin Career Agency Property Program
Baton Rouge, Louisiana



"D'Iberville, Biloxi and Gulfport were underwater for 12 hours and some people swam for their lives," recalls Union National agent Patsy Gatlin, who lost clients in the maelstrom. "I know people who ended up in treetops, waiting to be rescued."

Patsy reports that two months after Hurricane Katrina, tent cities sprung up all over the affected areas of Mississippi. People are still tense and worried as they wait in lines to get food, water and clothing.

Her colleague, Mary Simpkins, carries a CD with 500 pictures of the devastation, taken just a few hours after the storm. She describes the shock of the unlikely sight of a casino, broken from its moorings and washed up on top of a hotel. There were an estimated 100 tons of raw chicken and 60 tons of shrimp littering the streets and rotting in the 97-degree heat, days afterward. Unitrin career agents and adjusters had to receive tetanus shots and be outfitted with masks, boots and gloves to make their way through the toxic landscape.

"The smell was death," Mary says. "You can't get it out of your mind." And yet the agents and adjusters continued working, doling out compassion, as well as information, and trying to give hope to the devastated communities.



Opposite page: Unitrin Career Agent Patsy Gatlin reflects on the devastation along U.S. Highway 90 in Biloxi, Mississippi.

This page: Hurricane Katrina devastated neighborhoods in D'Iberville, Mississippi, leaving only debris trapped in trees that managed to withstand the winds (above).
Union National Life policyholder Arlin Richard is one of the few residents who has returned to the area to salvage possessions and begin cleaning up (right).

"No one was untouched by the storm. Everybody lost something or someone."

Patsy Gatlin
Unitrin Career Agent
D'Iberville, Mississippi









Bernard Criswell was on the road throughout the hurricane season, expediting the claims process by negotiating damaged infrastructure and overcoming shortages of vital supplies.

The biggest logistical problem at first was getting gas. Bernard Criswell, Unitrin Career Agency Property Claim Adjuster, lives in Greenville, Mississippi, a town nearly untouched by the hurricane. Immediately after the hurricane, when Union National was unable, due to telephone outages, to call out of its Baton Rouge, Louisiana office to let people know where to go or what to do, Bernard took the initiative and drove to Jackson, Mississippi. He began processing claims as they came in to the Jackson office to get a head start.

"I had to drive 125 miles each way between Jackson and Greenville every day to get gas, because there was nowhere else to get it in the area," he recalls. "The lines for gas were nine hours long."

The availability of gas dictated the radius that could be worked. If you went too far south, you could be stranded. To get into restricted areas, representatives like Bernard drove company-marked vehicles with "Union National Catastrophe Team" signs on the side. In some areas, people approached his van and asked Bernard if he was with FEMA or a relief organization.

"You want to help, but you also know you have to be cautious," he says. "And our priority is to document the loss for our customers." He relates that along the Gulf Coast, the National Guard was removing items from people's homes and placing them on the sidewalk for removal. If homeowners didn't have photos early on, they ran the risk of not being able to prove what the contents of their homes were, making it more difficult to get proper payment.



"Driving around from customer to customer, it's sometimes difficult to find landmarks and familiar streets. We're lost in our own neighborhoods because things got moved around so much."

–Bernard Criswell
Unitrin Career Agency Property Claim Adjuster
Hammond, Louisiana

"Preparedness is an interesting word. If anyone tells you that they are fully prepared, they are wrong."

– Jim Collins
President, Unitrin Career Agency Property Program
St. Louis, Missouri



John Locicero, Staff Manager in Union National's Hammond, Louisiana office documents damage on behalf of our policyholders who fled Slidell, Louisiana along with 41,000 other of the town's 44,000 inhabitants in the face of Hurricane Katrina.

When the country woke up on August 29, 2005, a hurricane was in its second day of slamming into the Gulf Coast, and every natural catastrophe in living memory got pushed to the back of our minds as the news began to leak. Communication was sparse and, except for those who remained in the area, few realized at first the scope of devastation caused by Hurricane Katrina.

As the New Orleans levees gave way, causing greater damage, what had been almost unthinkable became real. Property, homes, businesses and entire neighborhoods, along with ancient oak trees and familiar terrain, were all destroyed, and lives were lost in Louisiana, Mississippi and Alabama.

Within weeks, Hurricane Rita struck the Florida Keys before proceeding on to Louisiana and Texas, including some areas that had been hit by Katrina. In mid October, Hurricane Wilma came crashing through Florida. Our Unitrin employees and agents live and work in the areas where they service our customers, thus many of them were personally affected by the outcome of these hurricanes. The rest of the Unitrin family, not directly affected, rallied to help colleagues and friends in need.



J.W. McDonald, District Manager in Union National's Hammond, Louisiana office, briefs Unitrin's career agents and adjusters at his office before they head out to begin investigating claims and responding to the needs of their policyholders.



In The Path Of History

At Unitrin we aim to fulfill our obligations to all stakeholders – customers, employees, independent agents, business partners and shareholders – and to remain a strong business through economic changes and natural catastrophes. In meeting our obligations, we focus on the right leadership, the right planning and the right response. While the force of some natural events seems almost impossible to imagine, each year we continue to learn from them and gather data and refine our approach.

We prepared for 2005 with historical data, expert learning and technological support. Our team modeled the scenarios that could occur and managed risk by spreading it amongst several reinsurers. Though we were coming off a year (2004) of record weather catastrophes, we still had to plan for the possibility that 2005 could be as bad or worse.

With the right plan in place and our people as prepared as they could be, we were soon to face greater challenges than ever before. This report focuses on the personal stories our people experienced as they met catastrophe, struggled to get their families to safety and responded to the needs of Unitrin customers and independent agents. Even as our 2005 report goes to press, the stories of heroic effort and customer service are ongoing. The Unitrin response, as intense and as heartfelt as it has been, is only beginning.



THE 2005 ATLANTIC HURRICANE SEASON

- first with 27 named storms
- first with 14 hurricanes
- first with three category 5 hurricanes
- first with four major (category 3 or higher) hurricanes hitting the U.S.

HURRICANE KATRINA

- probably the most devastating hurricane in U.S. history
- responsible for an estimated 1,300 deaths in the U.S.
- estimated $100 billion in damage

HURRICANE WILMA

- caused 22 deaths
- estimated damage over $12 billion

HURRICANE RITA

- caused 6 deaths
- estimated damage over $10 billion

HURRICANE DENNIS

- estimated damage of $2 billion

All data presented is for U.S. only, and is offered by:
National Climatic Data Center
U.S. Department of Commerce
National Oceanic and Atmospheric Administration
1325 East West Highway
Silver Spring, MD 20910

Financial Highlights

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2003	2002	2001
FOR THE YEAR					
Earned Premiums	**$ 2,478.3**	$ 2,485.2	$ 2,457.2	$ 1,878.0	$ 1,561.2
Consumer Finance Revenues	**221.3**	202.8	195.7	171.8	159.1
Net Investment Income	**282.1**	261.2	231.9	221.9	236.5
Other Income	**9.5**	13.1	25.1	39.8	8.8
Net Realized Investment Gains (Losses)	**56.9**	78.5	33.9	(13.3)	568.2
Total Revenues	**$ 3,048.1**	$ 3,040.8	$ 2,943.8	$ 2,298.2	$ 2,533.8
Net Income (Loss)	**$ 255.5**	$ 240.2	$ 123.6	$ (8.2)	$ 380.9
Net Income (Loss) Per Share	**$ 3.70**	$ 3.51	$ 1.83	$ (0.12)	$ 5.64
Net Income (Loss) Per Share Assuming Dilution	**$ 3.67**	$ 3.48	$ 1.82	$ (0.12)	$ 5.60
Repurchases of Unitrin Common Stock	**$ 48.9**	$ –	$ 1.4	$ 9.4	$ 26.6
Dividends to Shareholders:					
Cash	**117.4**	113.5	112.2	112.4	108.0
Spin-off of Curtiss-Wright at Fair Value	**–**	–	–	–	196.1
Total Capital Returned to Shareholders	**$ 166.3**	$ 113.5	$ 113.6	$ 121.8	$ 330.7
Dividends to Shareholders (per share):					
Cash	**$ 1.70**	$ 1.66	$ 1.66	$ 1.66	$ 1.60
Spin-off of Curtiss-Wright at Fair Value	**–**	–	–	–	2.91
AT YEAR END					
Investments	**$ 6,274.8**	$ 6,007.5	$ 5,782.9	$ 5,303.8	$ 5,127.5
Total Assets	**9,198.3**	8,796.7	8,536.8	7,705.6	7,133.7
Insurance Reserves	**3,936.4**	3,844.0	3,691.4	3,191.4	2,857.6
Notes Payable	**503.6**	502.8	495.7	377.1	254.8
Shareholders' Equity	**2,157.7**	2,038.7	1,818.9	1,802.4	1,916.8
Book Value Per Share	**$ 31.49**	$ 29.62	$ 26.84	$ 26.66	$ 28.38
Fair Value Per Share of Investment in Investee (Intermec) in Excess of Carrying Value	**3.29**	2.34	2.16	0.11	0.08
Adjusted Book Value Per Share	**$ 34.78**	$ 31.96	$ 29.00	$ 26.77	$ 28.46
Shares of Unitrin Common Stock Outstanding (in millions of shares)	**68.5**	68.8	67.8	67.6	67.5
Number of Associates Employed	**8,208**	8,480	8,796	8,739	7,664

To Our Shareholders

January 31, 2006

Your Company reported net income of $255.5 million or $3.70 per common share for the year ended December 31, 2005, compared to $240.2 million or $3.51 per share in 2004. We are pleased that we achieved these results in what proved to be the worst hurricane season in history.

We recorded net catastrophe losses of $61.3 million after tax in 2005, mainly from Hurricanes Katrina, Rita and Wilma, compared to net catastrophe losses of $23.3 million in 2004. It could have been much worse. Our operating companies have had catastrophe risk management reinsurance programs in place well before Unitrin became a separate public company in 1990. We paid $21 million in initial and reinstatement premiums to our catastrophe reinsurers in 2005, but estimate that we will recover over $90 million for losses stemming from Hurricanes Katrina and Rita above our retentions. Equally important, we are proud of how our employees and independent agents responded to these disasters. You will find just a few of their stories in this report.

Operating Results

Our 2002 acquisition of Kemper Auto and Home looks to be a good one. We made substantial progress in 2005 combining the personal lines operations of our former Multi Lines insurance segment into Kemper Auto and Home, forming one business that we now call Unitrin Kemper Auto and Home. Unitrin Kemper Auto and Home recorded net income of $60.0 million in 2005, up from the combined net income amount of $56.2 million in 2004. Net catastrophe losses, including losses from the hurricanes were $41.0 million after tax in 2005, compared to $15.6 million in 2004. Unitrin Kemper Auto and Home's 2005 results included $42.4 million of favorable after-tax loss development in 2005, compared to $18.6 million of favorable after-tax loss development in 2004. While earned premiums remained virtually unchanged in 2005, compared to 2004, our exposure to unprofitable assigned risk business declined by $9.0 million. The next steps in the process are to reduce Unitrin Kemper Auto and Home's 30.6% expense ratio and to grow the top line. We have a number of initiatives underway to reduce the expense ratio to more competitive levels and to grow the business over the next several years.

The Unitrin Specialty segment recorded net income of $31.3 million and a combined ratio of 95.1% in 2005, both slightly off from 2004. Unitrin Specialty would have again recorded record net income if not for the impact of Hurricanes Katrina and Rita. Earned premiums, however, continued to decline as competition from both traditional and non-traditional players in the non-standard automobile insurance market increased. We remain focused on maintaining the profitability of this business and continue to avoid sacrificing profit for growth. To improve our competitive position, Unitrin Specialty has reduced rates in certain areas where profitability is above our return targets. Unitrin Specialty also plans to enter several new states in 2006. Unitrin Specialty's challenge for 2006 remains the same – to grow the business while continuing to hit our return on investment targets.

We are pleased to report that our start-up direct to consumer automobile insurance business, Unitrin Direct, achieved sufficient scale to reach full-year profitability in 2005, posting net income of $2.6 million and a combined ratio of 103.3%. Unitrin Direct has made good progress over the last several years moving from a net loss of $11.3 million in 2003 to a net loss of $1.6 million in 2004 to net income of $2.6 million in 2005. We intentionally slowed Unitrin Direct's written premium growth in 2005 to make certain that our book of business is adequately priced. The lower 2005 written premium will result in slower earned premium growth in 2006. Unitrin Direct's challenge is to strike the right balance between growing the business and continuing to reduce both its expense and loss ratios, moving closer to our ultimate return on investment objectives. We continue to believe that our shareholders will benefit from this alternative distribution channel in the years to come.

Unitrin Business Insurance (UBI) had a successful year in 2005 on a number of fronts. We launched UBI at the beginning of the year as a new business unit dedicated to serving the commercial lines agents that had previously been served by our former Multi Lines Insurance segment. Our UBI staff finished the task of rewriting its book of business, put into production new state-of-the-art policy administration, billing and claims systems, announced the closure of four regional offices, significantly reduced its workforce in the right manner and added a number of strong, commercial insurance professionals to help us grow the business in 2006. Net income at UBI was $15.6 million in 2005, down from $17.5 million in 2004. UBI recognized $3.6 million of after-tax losses from Hurricanes Katrina and Rita in 2005, while 2004 had after-tax catastrophe losses of $1.0 million. We believe UBI's earned premium "bottomed out" at $190.6 million in 2005. UBI has a good performing book of business, as evidenced by its 2005 total loss and loss adjustment expense ratio of 61.2%. The expense ratio of 45.1% needs to be reduced significantly. Perhaps as much as 10 points of that expense ratio represents transition and redundant costs that will be reduced somewhat in 2006 and should decline significantly in 2007. The big challenge is to grow the business to proper scale, which naturally reduces the expense ratio as fixed costs are spread over a larger group of policies. We have a new marketing strategy in place for 2006 and also have the opportunity to distribute UBI's products for the first time through selected Unitrin Kemper Auto and Home independent agents, probably beginning in the second half of 2006.

Unitrin's Life and Health Insurance segment career agents sell and service not only life and accident and health insurance products, but also property insurance products. Almost 50% of our life insurance premiums and 75% of the career agent property insurance premiums come from products sold in the states of Louisiana, Texas, Mississippi and Florida – the states hardest hit by the hurricanes of 2005. We are extremely proud of how our Career Agency Group professionals responded to the challenges of Hurricanes Katrina, Rita and Wilma. Not surprisingly, net income in our Life and Health Insurance segment declined from $63.0 million in 2004 to $60.0 million in 2005.

Catastrophe losses on property products sold by our Life and Health insurance agents netted to $13.1 million after tax in 2005, compared to $5.1 million after tax in 2004. Our property insurance program lost money for the first time in recent memory. Fortunately, our hurricane-related life insurance claims so far have been only around $0.2 million. Total earned premiums recognized in our Life and Health Insurance segment declined slightly from $668.0 million in 2004 to $667.5 million in 2005 as growth in the first half of the year was offset by the impact of the hurricanes. The impact of the 2005 hurricanes will continue to be felt in 2006 as we recognize the full year impact of lapsed policies and pay more for our catastrophe reinsurance. We have stopped writing new property insurance in hurricane prone areas, but have not taken the step of canceling existing business in good standing. Premium lost in 2006 due to the 2005 hurricanes should be largely offset by additional property insurance premium assumed in the states of Arkansas and Missouri.

Our Consumer Finance business, Fireside Bank, posted record net income for the 8th consecutive year. Fireside recorded net income of $30.8 million in 2005, up from $27.4 million in 2004. Fireside's top line grew at a 9% rate in 2005 – just about the right pace. A major key to our success has been Fireside's ability to attract, train and retain its "street-smart" underwriters and to add to its collection infrastructure just ahead of the curve, keeping pace with the increasing top line. Fireside funds its operations through FDIC-insured certificates of deposits. Anticipating a higher interest rate environment, Fireside lengthened the duration of its liabilities and now has 37% of its certificates of deposit with maturities beyond three years. This strategy should serve to somewhat mitigate the recent rise in the short end of the yield curve. We look forward to another strong year at Fireside in 2006.

Investment Results

We continue to manage our investment portfolio for total return and income, balancing our concentrated investments in Northrop and Intermec and other equity holdings with a high quality fixed income portfolio comprised primarily of high grade municipal, corporate and agency bonds. Our high quality, fixed income portfolio more than covers our net insurance reserves, protecting policyholder interests while we invest the remainder of the portfolio more aggressively. Consolidated net investment income increased by $20.9 million in 2005 primarily the result of a higher level of combined fixed maturity and short term investments throughout the year. The yield on our combined fixed maturity and short term investment portfolio increased slightly in 2005 as yields rose on the short end of the yield curve. At the end of 2005 we still kept approximately $800 million – over 10% of our investment portfolio – in relatively short term investments. There is little immediate reward in making longer term fixed maturity investments in the current interest rate environment.

The market value of our equity holdings increased by $169 million during 2005 after taking into account securities that were sold or purchased. In particular, the value of our common stock investment in Intermec increased from $320 million at the end of 2004 to $428 million at the end of 2005. UNOVA completed the disposal of the remainder of its non-core businesses in 2005 and changed its name to that of its primary business – Intermec. We rolled out a new generation of hand held computers developed for us by Intermec to our Life and Health Insurance career agents in 2005. We are quite impressed with both Intermec's technology and the quality of its products. Our investment in Intermec is the only common stock that we own that is not marked to market through shareholders' equity. The fair value of our investment in Intermec exceeded the carrying value by $347 million at the end of 2005.

We sold a small piece of our sizeable investment in Northrop near the end of 2005, taking advantage of an increasing Northrop stock price and generating pretax proceeds of $15 million. We have now sold 7.7 million out of the 15.3 million shares of Northrop common stock that we received when Northrop purchased Litton in 2001. We remain bullish on Northrop's future and continue to hold nearly $700 million of combined Northrop common stock, preferred stock and bonds.

Capital Structure

Our balance sheet is strong. Debt to total capitalization declined to 18.9% at the end of 2005 – that ratio falls to 17.4% if the market value of our holdings in Intermec is taken into consideration. In August we filed a $300 million "universal" shelf registration statement that allows us to issue in a relatively short period of time a variety of different securities in the public capital markets. Our present intention is to utilize that shelf to refinance our $300 million 5.75% senior notes as those notes get closer to maturity in 2007.

In June we entered into a new five-year $325 million unsecured revolving credit agreement. This agreement replaces our old facility that would have expired this past August. The new facility can be used for general corporate purposes. The facility was undrawn at year-end.

We believe that we have sufficient resources and liquidity to maintain, or perhaps increase, the amount of dividends paid to our shareholders. Operating company results covered the amount of dividends paid to shareholders by a wide margin in 2005. We repurchased $49 million of our common stock in the second half of 2005, our first meaningful stock repurchases since 2001.

Finally, we closed our defined benefit pension plan to new hires on January 1, 2006. Employees hired after that date will instead receive an enhanced defined contribution plan benefit. We made this decision not only to reduce the uncertainty of our future obligations, but also to provide what we believe is a more attractive benefit to younger workers. We made this change from a position of strength. At the end of 2005, the market value of our pension plan assets was slightly higher than the actuarial accumulated benefit obligation. This change will not have a significant impact on net income for several years.

We hope that as you read this report you will gain a sense of why we are so proud of how our employees and independent agents responded to the hurricanes of 2005.

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Donald G. Southwell
President
and Chief Operating Officer



Our Family of Companies

UNITRIN
PROPERTY & CASUALTY INSURANCE

Unitrin's Property and Casualty Insurance Group connects a network of regional insurance carriers that provide a range of personal and commercial insurance products to millions of customers across the nation. The group is comprised of Unitrin Kemper Auto and Home, Unitrin Specialty, Unitrin Business Insurance, and Unitrin Direct. The Unitrin companies operating in these segments provide automobile, homeowners, commercial multi-peril, fire, casualty, workers compensation, and other types of property and casualty insurance to individuals and businesses. Unitrin Kemper Auto and Home, Unitrin Business Insurance and Unitrin Specialty are supported by a sales force of independent agents whose experience, knowledge, and respected standing in their communities have made them invaluable partners in growing the business and providing outstanding service to customers.

UNITRIN Kemper
AUTO AND HOME

Unitrin Kemper Auto and Home provides personal automobile, homeowners, inland marine, boat owners, dwelling fire and personal umbrella insurance to preferred and standard-risk customers. Unitrin Kemper Auto and Home's premier product, the Package Plus, is a combined automobile and homeowners insurance policy that provides the convenience of one transaction and billing process to fulfill individual insurance needs. Unitrin Kemper Auto and Home operates in approximately 39 states and has over 2,000 independent agents as its sales force.

UNITRIN
SPECIALTY

Unitrin Specialty provides personal and commercial, non-standard automobile insurance to individuals and businesses through more than 8,500 independent agents/brokers in 22 states. Unitrin Specialty has over 750 employees in three offices (Dallas, Texas; Woodland Hills, California; and Salem, Oregon).

Unitrin Specialty is committed to becoming the friendly, people-focused automobile insurance company, while growing profitably through strong relationships with our agents. Unitrin Specialty's primary emphasis is on becoming the most valued non-standard automobile insurance company in the independent agent market.

UNITRIN
BUSINESS INSURANCE

Unitrin Business Insurance, our business unit formed at the beginning of 2005, services commercial customers in 30 states, with a geographic emphasis in the south, northwest, and midwest. This Dallas-based unit primarily sells commercial automobile, general liability, commercial fire, commercial multi-peril and workers compensation insurance. Products are marketed by over 1,200 independent insurance agencies. These commercial products are designed and priced for those businesses that have demonstrated favorable risk characteristics and loss history.

UNITRIN direct® auto insurance

Unitrin Direct markets auto insurance primarily through direct mail, Web insurance portals, "click-throughs," its own Web site and television advertising. Unitrin Direct actively sells auto insurance in 18 states geographically dispersed throughout the United States.

Unitrin Direct writes a broad spectrum of auto insurance risks ranging from preferred to non-standard private passenger auto customers. The overall business strategy of Unitrin Direct places great emphasis on competitive pricing and quality customer service.

Unitrin Direct's insurance products accounted for approximately 12% of the aggregate insurance premium revenues of Unitrin's property and casualty insurance business in 2005.

UNITRIN
LIFE & HEALTH INSURANCE

The Unitrin Life and Health Insurance Group is one of the top 100 life insurance providers in the nation. Utilizing a family of career agents, our Career Agency Companies offer primarily life and health insurance products to customers seeking basic protection for themselves and their families. The Company's Reserve National Insurance Company distributes its products in 31 states throughout the south, southwest and midwest, through a network of approximately 250 exclusive independent agents.

UNITRIN
Career Agency Companies

The Career Agency Companies, United Insurance, Union National, and Reliable Life, employ a field force of nearly 2,500 career agents in 25 states. Our family of career agents provide service to customers in their homes and offer personalized, affordable insurance products developed for individuals and families with household incomes of less than $25,000. The home office staff of nearly 500 supports the efforts of the agents and field management.

Reserve National
INSURANCE COMPANY
A UNITRIN Company

Reserve National is our Oklahoma City-based independent agency company that provides accident and health insurance coverages to individuals and small business owners primarily in rural areas with limited access to the benefits plans of larger markets. Reserve National offers products such as scheduled benefit hospitalization and surgical plans, critical illness, home health care, first-occurrence cancer and heart-attack policies and Medicare supplement insurance.

FIRESIDE BANK

One of the oldest and most highly regarded companies of its kind in the west and midwest, Fireside Bank provides consumer finance services. Based in Pleasanton, California and with 26 branches in California and loan production offices in 6 other states serving customers in 12 states, Fireside specializes in automobile loans, primarily for the purchase of pre-owned vehicles, and is one of the largest non-prime automobile finance sources in California.

Unitrin's Foundation Principles



At Unitrin, we recognize that the manner in which we conduct our business, and the perception of such conduct by our customers, shareholders and the general public, is of paramount importance to the long-term success of our organization. To that end, it is the policy of Unitrin, Inc. and all the entities comprising the Unitrin group of companies to conduct business on an ethical basis in full accordance with the law.

Unitrin's Code of Business Conduct and Ethics, which is summarized on the right, provides a basic framework of our values and priorities in the way our employees conduct business and interact with their various constituencies. Our Code of Business Conduct and Ethics is not intended to cover every issue or situation, nor is it meant to replace our detailed policies. Rather, it is a statement of our principles in a number of important areas and is used in conjunction with our policies and guidelines, including employee handbooks and operating guidelines. A complete copy of the Code of Business Conduct and Ethics is posted in the Corporate Governance materials on the Company's Web site at unitrin.com.

- We Avoid Conflicts of Interest – By that we mean each employee is expected to act in the best interests of Unitrin, not for personal advantage.
- We Maintain Accurate Financial Books and Records – The accounting and auditing functions are integral components which help to ensure that Unitrin's financial books and records are accurate.
- We Retain Records Properly – Unitrin will keep and maintain business records, both written and electronic, based on relevance and in accordance with our guidelines.
- We Compete Fairly – Unitrin competes fairly and honestly for its business, and all employees should endeavor to deal fairly with customers, agents, vendors, competitors and colleagues.
- We Strive to Comply with All Laws and Regulations – Unitrin employees are responsible for understanding the laws and regulations as they apply to the Company's businesses and for preventing, detecting, and reporting instances of non-compliance.
- We Provide a Positive Work Environment – In order to recruit, hire and retain the kind of people we need to deliver high quality service to our customers, the Company strives to build a workplace that is based on fair hiring practices and an environment free of harassment.
- We Properly Use and Safeguard Company Assets – Unitrin assets and property are to be used exclusively for the Company's business or purposes authorized by the Company.
- We Maintain the Confidences Entrusted to Us – Employees are expected to maintain the confidentiality of private information about customers, vendors, and all other parties.
- We Want to Know When Something is Wrong – We offer confidential means for employees to raise issues and report violations.
- We Are In This Together – Every employee's actions count. All employees attend ethics training and sign a statement of compliance.

Code of Ethics for Senior Financial Officers

Unitrin's Code of Ethics for Senior Financial Officers applies to Unitrin, Inc.'s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions, and recognizes the important and unique leadership role that those officers hold with regard to Unitrin's corporate governance. Unitrin's Code of Ethics for Senior Financial Officers provides principles to which those officers are expected to adhere and advocate, thereby ensuring that shareholders' interests are appropriately protected and preserved. This code consists of the principles listed below which supplement, but do not replace, the Code of Business Conduct and Ethics applicable to all employees. The officers covered by this Code of Ethics for Senior Financial Officers are required to:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.
- Proactively promote ethical behavior as a responsible partner among peers in the work environment.
- Provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications by Unitrin.
- Comply with applicable rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.
- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.
- Respect the confidentiality of information acquired in the course of one's work except when authorized or legally obligated to disclose; such confidential information will not be used for personal advantage.
- Understand one's responsibility to promptly report violations of this code to the Chief Legal Officer or other appropriate individuals in accordance with the Code of Business Conduct and Ethics.
- Acknowledge accountability for adherence to this code, and that any material violation of the code may subject one to disciplinary action up to and including termination.

Management Report on Internal Control

We, as management of Unitrin, Inc. and its subsidiaries ("Unitrin"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2005, based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that Unitrin's internal control over financial reporting is effective as of December 31, 2005.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of Unitrin's consolidated financial statements, has issued an attestation report on management's assessment of Unitrin's internal control over financial reporting.

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Eric J. Draut
Executive Vice President
and Chief Financial Officer

January 30, 2006

SUMMARY OF RESULTS

Net Income was $255.5 million ($3.70 per common share) for the year ended December 31, 2005, compared to $240.2 million ($3.51 per common share) for the year ended December 31, 2004. Results in 2005 include a benefit of approximately $14 million for Federal income tax adjustments related to tax years ended December 31, 2002 and 2001. Results in 2004 included an expense of approximately $12 million after tax related to performance bonuses paid as part of a settlement with the Kemper Insurance Companies ("KIC"). Operating results in the Company's business segments improved in 2005, compared to 2004. These results are discussed throughout this Management's Discussion and Analysis of Results of Operations and Financial Condition.

Earned Premiums were $2,478.3 million in 2005, compared to $2,485.2 million in 2004. Earned Premiums decreased due primarily to a $33.6 million decrease in earned premiums in the Unitrin Specialty segment and a $5.4 million decrease in earned premiums in the Unitrin Business Insurance segment, partially offset by a $32.7 million increase in earned premiums in the Unitrin Direct segment.

Consumer Finance Revenues increased by $18.5 million in 2005, due primarily to a higher level of loans outstanding, partially offset by lower interest rates.

Net Investment Income increased by $20.9 million for the year ended December 31, 2005, compared to 2004, due primarily to higher levels of investments, and to a lesser extent, higher yields on investments.

Net Realized Investment Gains was $56.9 million for the year ended December 31, 2005, compared to $78.5 million for 2004. Net Realized Investment Gains for the year ended December 31, 2005, included pretax gains of $39.4 million from sales of investment real estate, pretax gains of $29.8 million from sales of equity securities and pretax losses of $10.3 million to write down certain securities. Net Realized Investment Gains for the year ended December 31, 2004, included pretax gains of $82.2 million from sales of equity securities and pretax losses of $5.9 million to write down certain securities. The Company cannot anticipate when or if similar investment gains and losses may occur in the future.

CRITICAL ACCOUNTING ESTIMATES

The Company's subsidiaries conduct their businesses in three industries: property and casualty insurance, life and health insurance and consumer finance. Accordingly, the Company is subject to several industry-specific accounting principles under accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The process of estimation is inherently uncertain. Accordingly, actual results could ultimately differ materially from the estimated amounts reported in a company's financial statements. Different assumptions are likely to result in different estimates of reported amounts. The Company's critical accounting policies most sensitive to estimates include the valuation of investments, the valuation of property and casualty insurance reserves for losses and loss adjustment expenses ("LAE"), the valuation of the reserve for loan losses, the assessment of recoverability of goodwill and the valuation of postretirement benefit obligations.

Valuation of Investments

Except for the Company's investment in the common stock of Intermec, Inc., formerly known as UNOVA, Inc. ("Intermec"), which is accounted for under the equity method of accounting, the Company's investments in fixed maturities, preferred stocks and common stocks are classified as available for sale and are recorded at fair value under GAAP. Fair values of these investments are estimated using quoted market prices where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or broker dealers. To estimate the value of these investments, independent pricing services and broker dealers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, duration of the security, yields on comparably rated publicly traded securities and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Except for investments accounted for under the equity method of accounting, based on the Company's intent with respect to a particular investment at the time of investment, the Company is generally required to classify its investments in fixed maturities, preferred stocks and common stocks into one of three investment categories under GAAP:

a) Trading;
b) Held to maturity; or
c) Available for sale.

The classification of the investment may affect the Company's reported results. For investments classified as trading, the Company is required to record changes in the fair values into income for the period reported. For investments in fixed maturities classified as held to maturity, the Company is required to carry the investment at amortized cost, with only the amortization occurring during the period recorded into income.

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Valuation of Investments [continued]

Changes in the fair value of investments classified as available for sale are not recorded into income during the period, but rather are recorded as a separate component of equity until realized. Investments accounted for under the equity method of accounting are valued at cost plus cumulative undistributed earnings and not at fair value. Had the Company reported all the changes in the fair values of its investments in fixed maturities, preferred stock and common stock, including its investment in Intermec, into income, the Company's reported net income for the year ended December 31, 2005, would have increased by $66.0 million.

The Company regularly reviews its investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

a) The Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;
b) The duration and extent to which the fair value has been less than cost; and
c) The financial condition and prospects of the issuer.

Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses

Property and casualty insurance reserves for losses and LAE are reported using the Company's estimate of its ultimate liability for losses and LAE for claims that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2005, the Company had $1,531.5 million of gross loss and LAE reserves. In estimating reserves, the Company's actuaries exercise professional judgment and must consider, and are influenced by, many variables that are difficult to quantify. Accordingly, the process of estimating and establishing reserves for losses and LAE for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental matters, construction defect and other emerging and/or long-tailed exposures which may not be discovered or reported until years after the insurance policy period has ended.

The Company's actuaries generally review the results of at least four different estimation methodologies, two based on paid data and two based on incurred data to initially estimate loss and LAE reserves. In some cases, the methodologies produce a cluster of estimates with a tight band of indicated possible outcomes. In other cases, however, the methodologies produce conflicting results and wider bands of indicated outcomes. However, such bands do not necessarily constitute a range of outcomes, nor does management or the Company's actuaries calculate a range of outcomes. The Company does not perform additional analysis on the variability of its estimate of Property and Casualty Insurance Reserves. The Company believes that its historical loss and LAE reserve development recognized into income provides an understanding of the potential variability in the Company's estimate of Property and Casualty Insurance Reserves. Loss and LAE reserve development, net of reinsurance and indemnification, recognized into net income or net loss for each of the calendar years presented below was:

DOLLARS IN MILLIONS	FAVORABLE (ADVERSE)	DEVELOPMENT AS A PERCENTAGE OF: GROSS RESERVES AT BEGINNING OF YEAR	NET RESERVES AT BEGINNING OF YEAR
Calendar Year ended December 31,			
1996	$ 40.4	9.2%	10.2%
1997	15.9	3.5	3.8
1998	16.8	3.6	3.7
1999	12.1	2.7	2.8
2000	1.4	0.3	0.3
2001	(58.8)	(10.9)	(11.6)
2002	(82.3)	(11.8)	(12.9)
2003	(2.8)	(0.3)	(0.3)
2004	39.0	2.7	3.5
2005	**92.1**	**6.1**	**7.2**

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses [continued]

The Company's goal is to ensure total reserves for losses and LAE are adequate to cover all costs while sustaining minimal variation from the time reserves for losses and LAE are initially established until losses and LAE are fully developed. The amount of such development may be material. Favorable development would result in an increase in net income in the year recognized, whereas adverse development would result in a decrease in net income.

Property and Casualty Insurance Reserves by business segment at December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	2005	2004
Unitrin Kemper Auto and Home	**$ 553.6**	$ 503.5
Unitrin Specialty	**295.8**	270.7
Unitrin Direct	**99.4**	93.7
Unitrin Business Insurance	**419.7**	456.2
Life and Health Insurance	**31.2**	5.7
Unallocated Ceded Reserves	**131.8**	180.9
Total Property and Casualty Insurance Reserves	**$ 1,531.5**	$ 1,510.7

Certain reserves acquired in connection with a business acquisition from SCOR Reinsurance Company ("SCOR") in 2002 are reinsured by an insurance subsidiary of SCOR (see Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). The Company does not allocate these reserves to its business segments.

The Unitrin Business Insurance segment has exposure to construction defect losses through general liability and commercial multiperil coverages it provided to contractors. Construction defect claims arise from alleged defective work performed in the construction of buildings and the alleged resulting loss of economic value of those structures. The majority of the Unitrin Business Insurance segment's construction defect losses is concentrated in a limited number of western states, including California, and was primarily written by the Company's Valley Insurance Company and Valley Property & Casualty Insurance Company subsidiaries (the "Valley Companies"). The Company acquired the Valley Companies in 1999, at which time the Valley Companies substantially limited their exposure to contractors on a going-forward basis in the western United States. As a result, the Company is tracking construction defect activity throughout the United States to forecast any emerging trends. There can be no assurance that such a trend will not emerge in non-western states in which the Company may have significant general liability insurance risks. The process of estimating reserves for these claims is particularly difficult due to the potentially long period of time between the loss date and the date the loss is actually reported, changes in the regulatory and legal environment and involvement of multiple plaintiffs, defendants and insurers.

Loss and LAE reserves for the Valley Companies' construction defect losses were $32.4 million and $38.2 million at December 31, 2005 and 2004, respectively. Claim activity for the Valley Companies' construction defect claims in the western United States for the years ended December 31, 2005, 2004 and 2003, were:

	2005	2004	2003
Number of Claims:			
Pending at Beginning of Year	**647**	642	407
Reported During the Year	**338**	299	369
Closed During the Year	**(515)**	(294)	(134)
Pending at End of Year	**470**	647	642
Cumulative Amount Paid for Claims Closed During the Year (in millions)	**$ 9.9**	$ 8.1	$ 5.6
Average Cumulative Amount Paid per Claim Closed During the Year (in thousands)	**$ 19.1**	$ 27.6	$ 42.1

Claims are comprised of one or more claim features. Previously, Unitrin Business Insurance accumulated and reported claim features. In 2005, Unitrin Business Insurance implemented a new claims system and began tracking its construction defect claim detail at the claim level instead of at the feature level. The claim information presented above has been restated to conform to the current year's presentation.

The Company considers a claim to be closed when the Company has satisfied its obligation to the claimant. The "Cumulative Amount Paid for Claims Closed During the Year" and the "Average Cumulative Amount Paid per Claim Closed During the Year" for the years ended December 31, 2004 and 2003, include subrogation and reinsurance recoveries of $1.5 million and $0.7 million, respectively, received in 2005.

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses [continued]

The Company's commercial lines business is focused on the small commercial market. The Company has typically not written policies insuring large manufacturers. Accordingly, the Company's exposure to asbestos and environmental losses is limited. Total asbestos and environmental reserves in the Unitrin Business Insurance segment were approximately $19 million and $20 million at December 31, 2005 and 2004, respectively.

Additional information pertaining to the estimation of and development of the Company's Property and Casualty Insurance Reserves for Losses and LAE is contained in Item 1 of Part I of the Company's 2005 Annual Report on Form 10-K under the heading "Property and Casualty Loss and Loss Adjustment Expense Reserves."

Reserve for Loan Losses

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over a period of years. Accordingly, the Company's actual ultimate net charge-off could differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, the timing of charge-offs and recoveries, the value of collateral and changes in the overall credit quality of the loan portfolio. Actual net charge-off patterns may also differ materially from historical net charge-off patterns if there is a change in collection practices, the mix of loans or the credit quality of borrowers. For example, net charge-off patterns may differ in the Consumer Finance segment's expansion states from the Company's historical experience. A 100–basis point increase in the Company's estimated ultimate rate of net charge-off would increase the Company's Reserve for Loan Losses at December 31, 2005, by approximately $22 million.

Goodwill Recoverability

The process of determining whether or not an asset, such as Goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of Goodwill, the Company performs a discounted cash flow analysis of the Company's business segments. The discounted cash value may be different from the fair value that would result from an actual transaction between a willing buyer and a willing seller. Such analyses are particularly sensitive to changes in discount rates and investment rates. Changes to these rates might result in material changes in the valuation and determination of the recoverability of Goodwill. For example, an increase in the interest rate used to discount cash flows will decrease the discounted cash value. There is likely to be a similar, but not necessarily as large as, increase in the investment rate used to project the cash flows resulting from investment income earned on the Company's investments. Accordingly, an increase in the investment rate would increase the discounted cash value.

Postretirement Obligations

The process of estimating the Company's postretirement benefit obligations and postretirement benefit costs is inherently uncertain and the actual cost of benefits may vary materially from the estimates recorded. These liabilities are particularly volatile due to their long-term nature and are based on several assumptions. The main assumptions used in the valuation of the Company's postretirement pension benefit obligations are:

a) Estimated mortality of the employees and retirees eligible for benefits;
b) Estimated expected long-term rates of returns on investments;
c) Estimated compensation increases;
d) Estimated employee turnover; and
e) Estimated rate used to discount the ultimate estimated liability to a present value.

The main assumptions used in the valuation of the Company's postretirement medical benefit obligations are:

a) Estimated mortality of the employees and retirees eligible for benefits;
b) Estimated morbidity of the employees and retirees eligible for benefits;
c) Estimated medical cost trend rates; and
d) Estimated discount rate.

A change in any one or more of these assumptions is likely to result in an ultimate liability different from the original actuarial estimate. Such changes in estimates may be material. For example, a one–percentage point decrease in the Company's estimated discount rate would increase the pension obligation and the postretirement medical benefit obligation at December 31, 2005, by approximately $56.2 million and $3.5 million, respectively, while a one–percentage point increase in the rate would decrease the pension obligation and the postretirement medical benefit obligation at December 31, 2005, by approximately $44.8 million and $3.1 million, respectively. A one–percentage point increase in the Company's estimated health care cost trend rate for each year would increase the postretirement medical benefit obligation at December 31, 2005, by approximately $3.4 million. A one–percentage point decrease in the Company's estimated health care cost trend rate for each year would decrease the postretirement medical benefit obligation at December 31, 2005, by approximately $2.5 million. A one–percentage point decrease in the Company's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2005, by approximately $2.9 million, while a one–percentage point increase in the rate would decrease pension expense by approximately $2.9 million for the same period.

CATASTROPHES

Total catastrophe losses and LAE, net of reinsurance recoveries, were $94.5 million before tax, $35.9 million before tax and $53.0 million before tax for the years ended December 31, 2005, 2004 and 2003, respectively. Catastrophes and storms are inherent risks of the property and casualty insurance business. These catastrophic events include hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and will continue to be, a material factor in the results of operations and financial position of the Company's property and casualty insurance companies. Further, because the level of these insured losses occurring in any one year cannot be accurately predicted, these losses may contribute to material year-to-year fluctuations in the results of the operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This factor adds an element of seasonality to property and casualty insurance claims. The Company has adopted the industry-wide catastrophe classifications of storms and other events promulgated by Insurance Services Office, Inc. ("ISO") to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25.0 million or more in direct losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry. The segment discussions that follow utilize ISO's definition of catastrophes.

The Company maintains three separate catastrophe reinsurance programs for its property and casualty insurance businesses. The annual program covering the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments provided, effective January 1, 2005, coverage of $36 million above retention of $4 million. The annual program covering the property insurance operations of the Company's Life and Health Insurance segment provided, effective January 1, 2005, coverage of $52 million above retention of $8 million. The annual program covering the Unitrin Kemper Auto and Home segment provided, effective July 1, 2005, coverage of $160 million above retention of $20 million in 2005. Coverage for each reinsurance program is provided in three layers. In addition, in the event that the Company incurred catastrophe losses covered by any of its three catastrophe reinsurance programs that exceeded the retention for a particular program, each of the programs required one reinstatement of such coverage. In such an instance, the Company was required to pay a reinstatement premium to the reinsurers to reinstate the full amount of reinsurance available under such program. The reinstatement premium was a percentage of the original premium based on the ratio of the losses exceeding the Company's retention to the reinsurers' coverage limit. The annual original premium paid to reinsurers, excluding reinstatement premium, for these three catastrophe reinsurance programs was approximately $15 million in 2005. In addition to these programs, the Company purchased reinsurance from the Florida Hurricane Catastrophe Fund (the "FHCF") for hurricane losses in the state of Florida at retentions lower than those described above.

Three major hurricanes that significantly impacted the Company (Katrina, Rita and Wilma) made landfall in the United States during 2005. Catastrophe losses and LAE, net of reinsurance recoveries, from Hurricanes Katrina, Rita and Wilma were $70.6 million in 2005. Hurricane Katrina is expected to be the most costly hurricane on record in the United States. The Company estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Life and Health Insurance segment incurred $42.5 million of losses and LAE in excess of its retention of $8.0 million and recorded a reinstatement premium of $2.4 million in 2005. In addition, the Life and Health Insurance segment incurred $0.4 million of losses and LAE in Florida which occurred too early to be aggregated with the losses in the other Gulf states under its reinsurance program. The Company estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Unitrin Kemper Auto and Home segment incurred $20.2 million of losses and LAE in excess of its retention of $20.0 million and recorded a reinstatement premium of $2.9 million in 2005. In addition, the Unitrin Kemper Auto and Home segment incurred $0.2 million of losses and LAE in Florida which occurred too early to be aggregated with the losses in the other Gulf states under its reinsurance program. The Company estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred $0.4 million of losses and LAE in excess of their retention of $4.0 million and recorded a reinstatement premium of $0.1 million in 2005. In addition, the Unitrin Direct segment incurred $0.1 million of losses and LAE in Florida which occurred too early to be aggregated with the losses in the other Gulf states under its reinsurance program.

Unitrin's subsidiary, Trinity Universal Insurance Company ("Trinity") and Capitol County Mutual Fire Insurance Company ("Capitol") are parties to a quota share reinsurance agreement whereby Trinity assumes 100% of the business written, net of reinsurance, by Capitol. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. Capitol is also a participant in the catastrophe reinsurance program covering the Company's Life and Health Insurance segment. The Company estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Life and Health Insurance subsidiaries together with Capitol incurred $30.1 million of losses and LAE in excess of their retention of $8.0 million. The Company estimates

CATASTROPHES [CONTINUED]

that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Unitrin Kemper Auto and Home segment incurred $1.1 million of losses and LAE in excess of its retention of $20.0 million and recorded a reinstatement premium of $0.2 million in 2005. The Company estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred $0.9 million of losses and LAE in excess of their retention of $4.0 million and recorded a reinstatement premium of $0.1 million in 2005.

The Company estimates that, as a result of Hurricane Wilma's landfall in Florida, the Life and Health Insurance segment incurred $1.1 million of losses and LAE, net of a recovery of $2.4 million from the FHCF. The Company estimates that the Unitrin Kemper Auto and Home segment and the Unitrin Direct segment incurred $2.7 million and $2.1 million, respectively, of losses and LAE from Hurricane Wilma. Unitrin Kemper Auto and Home's loss from Hurricane Wilma was below its retention in the FHCF. The Unitrin Direct segment does not participate in the FHCF. The Unitrin Business Insurance segment and the Unitrin Specialty segment did not incur losses from Hurricane Wilma.

A summary of the Company's estimated catastrophe losses and LAE, net of reinsurance recoveries, from Hurricanes Katrina, Rita and Wilma in 2005 follows.

DOLLARS IN MILLIONS	KATRINA	RITA	WILMA	TOTAL
Unitrin Kemper Auto and Home	$ 20.2	$ 20.0	$ 2.7	$ 42.9
Unitrin Specialty	2.1	0.3	–	2.4
Unitrin Direct	0.1	–	2.1	2.2
Unitrin Business Insurance	1.9	3.7	–	5.6
Life and Health Insurance	8.4	8.0	1.1	17.5
Total Loss and LAE, Net of Reinsurance	$ 32.7	$ 32.0	$ 5.9	$ 70.6

The Company's estimates for Hurricanes Katrina, Rita and Wilma include estimates for both direct losses and LAE and indirect losses from residual market assessments. The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of actual reinsurance recoveries, may vary materially from the estimated amount reserved. The Company's estimates of direct catastrophe losses are generally based on inspections by claims adjusters and historical loss development experience for areas that have not been inspected or for claims that have not yet been reported. The Company's estimates of direct catastrophe losses are based on the coverages provided by its insurance policies. The Company's homeowners insurance policies do not provide coverage for losses caused by floods, but generally provide coverage for physical damage caused by wind or wind-driven rain. Accordingly, the Company's estimates of direct losses for homeowners insurance do not include losses caused by flood. Depending on the policy, automobile insurance may provide coverage for losses caused by flood. Estimates of the number of and severity of claims ultimately reported are influenced by many variables including, but not limited to, repair or reconstruction costs and determination of cause of loss, that are difficult to quantify and will influence the final amount of claim settlements. All these factors, coupled with the impact of the availability of labor and material on costs, require significant judgment in the reserve setting process. A change in any one or more of these factors is likely to result in an ultimate net claim cost different from the estimated reserve. The Company's estimates of indirect losses from residual market assessments are based on a variety of factors including, but not limited to, actual or estimated assessments provided by or received from the assessing entity, insurance industry estimates of losses, and estimates of the Company's market share in the assessable states. Actual assessments may differ materially from these estimated amounts. The Company currently believes that it is unlikely that a change in its direct and indirect estimates of losses and LAE for Hurricanes Katrina, Rita and Wilma will cause it to exceed the coverages provided by its reinsurance programs.

CATASTROPHES [CONTINUED]

During 2004, four hurricanes (Charley, Frances, Ivan and Jeanne) made landfall in several states along the Gulf Coast and the eastern United States. All four hurricanes made landfall in the state of Florida, the first time in over 100 years that four hurricanes have made landfall in the same state in the same hurricane season. A summary of the Company's estimated catastrophe losses and LAE before tax from these hurricanes, net of estimated recoveries from the FHCF, in 2004, follows.

DOLLARS IN MILLIONS	CHARLEY	FRANCES	IVAN	JEANNE	TOTAL
Unitrin Kemper Auto and Home	$ 3.0	$ 3.8	$ 4.1	$ 1.6	$ 12.5
Unitrin Specialty	–	–	–	–	–
Unitrin Direct	0.6	0.4	0.4	0.3	1.7
Unitrin Business Insurance	–	–	0.1	–	0.1
Life and Health Insurance	1.2	1.3	2.1	1.9	6.5
Total Loss and LAE, Net of Reinsurance	$ 4.8	$ 5.5	$ 6.7	$ 3.8	$ 20.8

The Life and Health Insurance segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $2.4 million from the FHCF. The Unitrin Kemper Auto and Home segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $1.2 million from the FHCF.

UNITRIN KEMPER AUTO AND HOME

On January 1, 2005, the Company combined the personal lines insurance operations of its former Multi Lines Insurance segment into the Unitrin Kemper Auto and Home segment. Amounts for prior years have been restated to conform to the current management reporting structure. The results of the Unitrin Kemper Auto and Home segment for the years ended December 31, 2005, 2004 and 2003, as restated, were:

DOLLARS IN MILLIONS	2005	2004	2003
Earned Premiums:			
Automobile	**$ 623.2**	$ 636.2	$ 618.1
Homeowners	**275.2**	264.4	229.5
Other Personal	**47.3**	45.2	35.4
Total Earned Premiums	**945.7**	945.8	883.0
Net Investment Income	**48.1**	39.6	26.6
Other Income	**0.6**	7.0	17.8
Total Revenues	**994.4**	992.4	927.4
Incurred Losses and LAE	**625.9**	639.0	674.6
Insurance Expenses	**289.1**	276.9	275.0
Operating Profit (Loss)	**79.4**	76.5	(22.2)
Income Tax Benefit (Expense)	**(19.4)**	(20.3)	12.1
Net Income (Loss)	**$ 60.0**	$ 56.2	$ (10.1)
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**59.5%**	65.0%	71.7%
Incurred Catastrophe Loss and LAE Ratio	**6.7**	2.6	4.7
Total Incurred Loss and LAE Ratio	**66.2**	67.6	76.4
Incurred Expense Ratio	**30.6**	29.3	31.1
Combined Ratio	**96.8%**	96.9%	107.5%

UNITRIN KEMPER AUTO AND HOME [CONTINUED]

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Insurance Reserves:		
Personal Automobile	**$ 414.9**	$ 395.9
Homeowners	**111.3**	87.1
Other	**27.4**	20.5
Insurance Reserves	**$ 553.6**	$ 503.5

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Loss Reserves:		
Case	**$ 220.3**	$ 205.9
Incurred but Not Reported	**230.1**	211.2
Total Loss Reserves	**450.4**	417.1
LAE Reserves	**103.2**	86.4
Total Insurance Reserves	**$ 553.6**	$ 503.5
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophes)	**$ 62.6**	$ 26.3
Favorable Catastrophe Loss and LAE Reserve Development, Net	**2.8**	2.4
Total Favorable Loss and LAE Reserve Development, Net	**$ 65.4**	$ 28.7
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**13.0%**	7.3%

2005 Compared with 2004

Earned Premiums in the Unitrin Kemper Auto and Home segment decreased by $0.1 million for the year ended December 31, 2005, compared to the same period in 2004. Automobile insurance earned premiums decreased by $13.0 million due primarily to lower volume of insurance from assigned risk and involuntary market pools, which decreased by $9.0 million. Automobile insurance earned premiums in 2004 also included income of $2.4 million due to a decrease in the Unitrin Kemper Auto and Home segment's estimate of its North Carolina premium rate rollback. Homeowners insurance earned premiums increased by $10.8 million due to higher premium rates and higher volume, partially offset by higher catastrophe reinsurance premiums. Catastrophe reinsurance premiums reduced total earned premiums in the Unitrin Kemper Auto and Home segment by $13.8 million in 2005, compared to $9.5 million in 2004. Catastrophe reinsurance premiums in 2005 include $3.1 million to reinstate catastrophe reinsurance coverage following Hurricanes Katrina and Rita. The Unitrin Kemper Auto and Home segment's catastrophe reinsurance policy provides coverage, subject to the limits of the policy, for catastrophe losses occurring during an annual policy term which began on July 1, 2005. The Unitrin Kemper Auto and Home segment may increase both its coverage limits and retention when it renews its catastrophe reinsurance policy for the annual policy period beginning July 1, 2006, depending on market conditions. The Unitrin Kemper Auto and Home segment cannot presently predict the cost of such reinsurance.

Other Income decreased by $6.4 million for the year ended December 31, 2005, compared to the same period in 2004, due to the continuing run-off of policies and related claims administered for KIC (the "KIC Run-off"). Other Income in 2004 also included income from certain service fee adjustments in connection with the KIC Settlement (see "2004 Compared with 2003" discussion below). Net Investment Income increased by $8.5 million due to higher levels of investments and to higher yields on investments.

UNITRIN KEMPER AUTO AND HOME [CONTINUED]

2005 Compared with 2004 [continued]

Operating Profit in the Unitrin Kemper Auto and Home segment increased by $2.9 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to lower incurred losses and LAE as a percentage of earned premiums and the higher net investment income, partially offset by higher insurance expenses. Incurred loss and LAE as a percentage of earned premiums in the Unitrin Kemper Auto and Home segment decreased due primarily to higher favorable loss and LAE reserve development (which recognizes changes in estimates of prior year reserves in the current period), partially offset by higher losses and LAE from catastrophes. The Unitrin Kemper Auto and Home segment recognized favorable loss and LAE reserve development of $65.4 million in 2005, compared to favorable development of $28.7 million in 2004. Favorable development attributed to automobile insurance was $43.7 million in 2005 and $11.8 million in 2004. Catastrophe losses and LAE (including development), net of reinsurance, were $63.1 million in 2005, compared to $24.1 million in 2004. Catastrophe losses and LAE in 2005 included $42.9 million, net of reinsurance, from Hurricanes Katrina, Rita and Wilma. Insurance expenses increased by $12.2 million, due primarily to certain restructuring costs and higher amortization of deferred policy acquisition costs. Restructuring costs recognized in the Unitrin Kemper Auto and Home segment were $6.4 million in 2005, compared to $4.0 million in 2004.

Net Income in the Unitrin Kemper Auto and Home segment increased by $3.8 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to the change in operating results. The Unitrin Kemper Auto and Home segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income was $24.1 million in 2005, compared to $19.6 million in 2004.

2004 Compared with 2003

Earned Premiums in the Unitrin Kemper Auto and Home segment increased by $62.8 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the completion of a full annual cycle of writing policies following the June 2002 acquisition of KIC's personal lines business. Unitrin Kemper Auto and Home administered on behalf of KIC all policies issued prior to the closing and certain policies issued or renewed after the closing, but excluded from the acquisition. Other Income decreased by $10.8 million due to lower volume of administered policies and related claims, partially offset by certain adjustments in connection with the KIC Settlement. Net Investment Income increased by $13.0 million due primarily to higher levels of investments.

The Unitrin Kemper Auto and Home segment reported Operating Profit of $76.5 million for the year ended December 31, 2004, compared to an Operating Loss of $22.2 million in 2003. Operating results improved in the Unitrin Kemper Auto and Home segment due primarily to lower incurred losses and LAE, excluding catastrophes, as a percentage of earned premiums and lower catastrophe losses and LAE. Incurred losses and LAE, excluding catastrophes, as a percentage of earned premiums in the Unitrin Kemper Auto and Home segment decreased due primarily to improved premium rate adequacy and the impact of favorable loss and LAE reserve development. The Unitrin Kemper Auto and Home segment recorded favorable loss and LAE development of $28.7 million in 2004, compared to favorable development of $3.7 million in 2003. The Unitrin Kemper Auto and Home segment incurred catastrophe losses and LAE of $12.5 million from Hurricanes Charley, Frances, Ivan and Jeanne in 2004. Total catastrophe loss and LAE in the Unitrin Kemper Auto and Home segment was $24.1 million in 2004, compared to $41.2 million in 2003. Insurance expenses in 2004 and 2003 include expenses related to administering the KIC Run-off. The Company estimates that Other Income approximated the cost of administering the KIC Run-off. Excluding the cost of administering the KIC Run-off, insurance expense as a percentage of earned premiums was 28.5% and 29.1% in 2004 and 2003, respectively.

In 2004, the Company and KIC agreed to settle and extinguish certain liabilities and obligations arising from the Company's acquisition of certain businesses from KIC (the "KIC Settlement"). The Company recorded a consolidated charge of $14.9 million before tax, including a performance bonus of $18.4 million partially offset by certain service fee adjustments, in connection with the KIC Settlement. The performance bonus is included in Insurance Expenses and the service fee adjustments are included in Other Income in the Consolidated Statements of Income. For management reporting purposes, the Company does not allocate the performance bonus to the Unitrin Kemper Auto and Home segment, and accordingly, such expense is included in Other Expense, Net. The net impact of the KIC Settlement included in the Unitrin Kemper Auto and Home segment in 2004 was a gain of $3.5 million before tax.

The Unitrin Kemper Auto and Home segment reported Net Income of $56.2 million in 2004, compared to a Net Loss of $10.1 million in 2003. Net Income in the Unitrin Kemper Auto and Home segment increased for the year ended December 31, 2004, due primarily to the increase in operating results. The Unitrin Kemper Auto and Home segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income was $19.6 million in 2004, compared to $12.3 million in 2003.

UNITRIN SPECIALTY

DOLLARS IN MILLIONS	2005	2004	2003
Earned Premiums:			
Personal Automobile	**$ 331.9**	$ 376.6	$ 426.2
Commercial Automobile	**121.3**	109.9	85.0
Other	**–**	0.3	0.8
Total Earned Premiums	**453.2**	486.8	512.0
Net Investment Income	**20.6**	18.0	15.9
Total Revenues	**473.8**	504.8	527.9
Incurred Losses and LAE	**335.1**	356.4	380.7
Insurance Expenses	**96.0**	103.6	108.3
Operating Profit	**42.7**	44.8	38.9
Income Tax Expense	**11.4**	12.9	11.4
Net Income	**$ 31.3**	$ 31.9	$ 27.5
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**73.1%**	73.1%	74.0%
Incurred Catastrophe Loss and LAE Ratio	**0.8**	0.1	0.3
Total Incurred Loss and LAE Ratio	**73.9**	73.2	74.3
Incurred Expense Ratio	**21.2**	21.3	21.2
Combined Ratio	**95.1%**	94.5%	95.5%

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Insurance Reserves:		
Personal Automobile	**$ 161.7**	$ 168.1
Commercial Automobile	**116.5**	83.3
Other	**17.6**	19.3
Insurance Reserves	**$ 295.8**	$ 270.7

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Loss Reserves:		
Case	**$ 153.2**	$ 137.2
Incurred but Not Reported	**84.5**	82.8
Total Loss Reserves	**237.7**	220.0
LAE Reserves	**58.1**	50.7
Total Insurance Reserves	**$ 295.8**	$ 270.7
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophes)	**$ 8.8**	$ 1.4
Favorable Catastrophe Loss and LAE Reserve Development, Net	**–**	–
Total Favorable Loss and LAE Reserve Development, Net	**$ 8.8**	$ 1.4
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**3.3%**	0.6%

UNITRIN SPECIALTY [CONTINUED]

2005 Compared with 2004

Earned Premiums in the Unitrin Specialty segment decreased by $33.6 million for the year ended December 31, 2005, compared to the same period in 2004. Personal automobile earned premiums decreased by $44.7 million due to lower volume and lower premium rates. The Unitrin Specialty segment has experienced increased competition from traditional non-standard automobile insurance companies as well as standard automobile insurance companies. The Unitrin Specialty segment has reduced personal automobile insurance rates in certain states, where profitability is above the Unitrin Specialty segment's target levels, to improve its competitive position and intends to begin writing personal automobile insurance in early 2006 for the first time in Florida. Personal automobile premiums also decreased due to Unitrin Specialty's decision to exit its motorcycle insurance business, which is included in the Unitrin Specialty segment's personal automobile insurance line. Motorcycle earned premiums were $6.1 million in 2005, compared to $16.3 million in 2004. Commercial automobile insurance earned premiums increased by $11.4 million due primarily to higher volume. The Unitrin Specialty segment plans to write commercial automobile insurance in two new states in 2006. Net Investment Income increased by $2.6 million due to higher levels of investments and higher yields on investments.

Operating Profit in the Unitrin Specialty segment decreased by $2.1 million for the year ended December 31, 2005, compared to the same period in 2004. Operating profit from personal automobile insurance decreased by $9.2 million due primarily to the lower premium volume and higher losses and LAE as a percentage of earned premiums. Personal automobile insurance losses and LAE increased as a percentage of earned premiums due primarily to higher losses and LAE, net of reinsurance, from catastrophes and higher severity of losses, partially offset by the effect of loss and LAE reserve development (which recognizes changes in estimates of prior year loss and LAE reserves in the current period). Operating profit from commercial automobile insurance increased by $6.5 million due primarily to higher investment income, lower losses and LAE as a percentage of earned premiums, and the higher premium volume. Operating profit from other insurance, which is comprised primarily of business from certain reinsurance pools that are in run-off, increased by $0.5 million due primarily to effects of loss and LAE reserve development.

Net loss and LAE reserve development had a favorable effect of $8.8 million for the year ended December 31, 2005, compared to a favorable effect of $1.4 million for the same period in 2004. Catastrophe losses and LAE, net of reinsurance, in the Unitrin Specialty segment were $3.4 million in 2005, compared to $0.3 million for the same period in 2004. Catastrophe losses and LAE, net of reinsurance, in the Unitrin Specialty segment from Hurricanes Katrina and Rita were $2.4 million in 2005.

Net Income in the Unitrin Specialty segment decreased by $0.6 million for the year ended December 31, 2005, compared to the same period in 2004. The Unitrin Specialty segment's effective tax rate differs from the statutory tax rate due primarily to tax-exempt investment income. Tax-exempt investment income in the Unitrin Specialty segment was $10.3 million and $8.4 million for the years ended December 31, 2005 and 2004, respectively.

2004 Compared with 2003

Earned Premiums in the Unitrin Specialty segment decreased by $25.2 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower premium volume in personal automobile insurance, partially offset by higher premium volume in commercial automobile insurance and higher premium rates in both personal automobile insurance and commercial automobile insurance. The lower personal automobile insurance premium volume was due primarily to increased competition. The higher commercial automobile insurance premium volume was due primarily to increases in heavier weight class vehicles and higher policy limits in Texas and increases in medium and heavier weight classes in California. Net Investment Income increased by $2.1 million due primarily to higher levels of investments.

Operating Profit in the Unitrin Specialty segment increased by $5.9 million for the year ended December 31, 2004, compared to the same period in 2003. Operating profit in personal automobile insurance increased due primarily to lower losses and LAE as a percentage of earned premiums, partially offset by the effects of lower volume. Net loss and LAE reserve development in personal automobile insurance had an adverse effect of $1.2 million in 2004, compared to an adverse effect of $16.6 million for the same period in 2003. Catastrophe losses and LAE in personal automobile insurance were $0.3 million in 2004, compared to catastrophe losses and LAE of $1.9 million for the same period in 2003. Operating profit in commercial automobile insurance increased due primarily to the higher premium volume, partially offset by higher losses and LAE as a percentage of earned premiums. Losses and LAE increased as a percentage of earned premiums, due primarily to inadequate premium rates in commercial automobile heavier weight classes, and higher policy limits in Texas. The Unitrin Specialty segment experienced higher frequency and severity of losses than expected in these classes in Texas. In the third quarter of 2004, Unitrin Specialty began increasing premium rates significantly in these classes of business in Texas to take this experience into consideration. Net loss and LAE reserve development in commercial automobile had a favorable effect of $1.9 million in 2004, compared to an adverse effect of $4.0 million for the same period in 2003.

Net Income in the Unitrin Specialty segment increased by $4.4 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the higher operating profit. The Unitrin Specialty segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income in the Unitrin Specialty segment was $8.4 million and $6.8 million for the years ended December 31, 2004 and 2003, respectively.

UNITRIN DIRECT

DOLLARS IN MILLIONS	2005	2004	2003
Earned Premiums	**$ 221.3**	$ 188.6	$ 149.9
Net Investment Income	**8.6**	6.9	3.3
Other Income	**0.2**	–	–
Total Revenues	**230.1**	195.5	153.2
Incurred Losses and LAE	**173.4**	149.8	123.9
Insurance Expenses	**55.2**	50.8	48.7
Operating Profit (Loss)	**1.5**	(5.1)	(19.4)
Income Tax Benefit	**1.1**	3.5	8.1
Net Income (Loss)	**$ 2.6**	$ (1.6)	$ (11.3)
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**77.2%**	78.3%	82.7%
Incurred Catastrophe Loss and LAE Ratio	**1.2**	1.1	–
Total Incurred Loss and LAE Ratio	**78.4**	79.4	82.7
Incurred Expense Ratio	**24.9**	26.9	32.5
Combined Ratio	**103.3%**	106.3%	115.2%

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Loss Reserves:		
Case	**$ 70.2**	$ 59.5
Incurred but Not Reported	**12.2**	17.5
Total Loss Reserves	**82.4**	77.0
LAE Reserves	**17.0**	16.7
Total Insurance Reserves	**$ 99.4**	$ 93.7
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net	**$ 4.7**	$ 2.1
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**5.0%**	2.8%

2005 Compared with 2004

Earned Premiums in the Unitrin Direct segment increased by $32.7 million, or 17.3%, for the year ended December 31, 2005, compared to the same period in 2004, due to higher volume and higher premium rates. Unitrin Direct reduced its writings of new business in certain states during 2005 while implementing certain product changes and rate increases. Accordingly, Unitrin Direct expects its rate of growth in earned premiums to slow in 2006. Net Investment Income increased by $1.7 million due to higher levels of investments and, to a lesser extent, higher yields on investments.

Unitrin Direct, which began marketing automobile insurance in 2001, reached a new milestone in 2005 by reporting positive Operating Profit for the full year. Operating profit in the Unitrin Direct segment was $1.5 million for the year ended December 31, 2005, compared to an Operating loss of $5.1 million for the same period in 2004. Operating results improved due to lower insurance expenses as a percentage of earned premiums, lower losses and LAE as a percentage of earned premiums and higher net investment income. Insurance expenses as a percentage of earned premiums decreased due primarily to improved economies of scale. Incurred losses and LAE decreased as a percentage of earned premiums due primarily to the favorable effects of loss and LAE reserve development (which recognizes changes in estimates of prior year reserves in the current period). Net loss and LAE reserve development had a favorable effect of $4.7 million in 2005, compared to a favorable effect of $2.1 million in 2004. Unitrin Direct reported catastrophe losses and LAE of $2.6 million, primarily due to Hurricane Wilma, in 2005, compared to $2.1 million, primarily due to Hurricanes Charley, Frances, Ivan and Jeanne, in 2004.

UNITRIN DIRECT [CONTINUED]

2005 Compared with 2004 [continued]

Unitrin Direct reported Net Income of $2.6 million for the year ended December 31, 2005, compared to a Net Loss of $1.6 million in 2004. Despite losses from Hurricane Wilma, the fourth quarter of 2005 marked the fifth consecutive discrete quarter in which Unitrin Direct reported positive Net Income. While Unitrin Direct achieved sufficient scale to reach profitability in 2005, management estimates that it will be several years before Unitrin Direct meets its return on investment objective. Unitrin Direct's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income was $4.3 million in 2005, compared to $3.8 million for the same period in 2004.

2004 Compared with 2003

Earned Premiums in the Unitrin Direct segment were $188.6 million for the year ended December 31, 2004, compared to $149.9 million in 2003. Earned Premiums increased due to higher volume and higher premium rates. Net Investment Income increased by $3.6 million in 2004, compared to the same period in 2003, due primarily to higher levels of investments.

For the year ended December 31, 2004, Unitrin Direct reported an Operating Loss of $5.1 million, compared to an Operating Loss of $19.4 million, for the same period in 2003. Unitrin Direct's Operating Loss decreased due primarily to lower insurance expenses as a percentage of earned premiums and lower non-catastrophe incurred losses and LAE as a percentage of earned premiums, partially offset by higher incurred losses and LAE from catastrophes. Non-catastrophe losses and LAE as a percentage of earned premiums reflect increased premium rate adequacy.

UNITRIN BUSINESS INSURANCE

On January 1, 2005, the Company launched its new stand-alone commercial lines business unit—Unitrin Business Insurance. The Unitrin Business Insurance segment includes the commercial lines operations and certain commercial reinsurance programs of the former Multi Lines Insurance segment. During 2005, Unitrin Business Insurance reengineered certain business processes as it began transforming the structure that remained from the former Multi Lines Insurance segment into a structure more suitable and scalable to its future commercial lines insurance strategy. During 2005, Unitrin Business Insurance implemented new policy administration, billing and claims systems, redesigned its insurance products and made filings for over 5,000 policy rate, rule and form changes with various states. In addition, Unitrin Business Insurance began to close its full service regional offices, significantly reduced its employee workforce and outsourced certain policy administration functions while retaining control over product development, pricing, underwriting and claims. At the end of 2005, all existing claims had been migrated to the new claims system and approximately 60% of Unitrin Business Insurance's policies had been migrated to the new policy administration system. During 2006, Unitrin Business Insurance plans to complete this migration. Unitrin Business Insurance incurred in 2005 and will incur in 2006 certain redundant system and personnel costs. Restructuring costs recognized in Unitrin Business Insurance were $3.3 million for the year ended December 31, 2005. Unitrin Business Insurance expects these redundant system and personnel expenses to decline in the second half of 2006. Although the new, scalable structure better matches the current size of the Unitrin Business Insurance segment, the segment will likely not reach adequate economies of scale for several years.

UNITRIN BUSINESS INSURANCE [CONTINUED]

Amounts for 2004 and 2003 have been restated to conform to the current management reporting structure.

DOLLARS IN MILLIONS	2005	2004	2003
Earned Premiums:			
Commercial Automobile	**$ 62.6**	$ 66.7	$ 89.2
Commercial Property and Liability	**83.7**	84.2	109.0
Workers' Compensation	**21.6**	21.6	30.7
Commercial Reinsurance Program	**22.7**	23.5	21.9
Total Earned Premiums	**190.6**	196.0	250.8
Net Investment Income	**28.2**	25.7	23.8
Total Revenues	**218.8**	221.7	274.6
Incurred Losses and LAE	**116.6**	126.1	174.6
Insurance Expenses	**85.9**	76.5	86.6
Operating Profit	**16.3**	19.1	13.4
Income Tax Expense	**0.7**	1.6	1.5
Net Income	**$ 15.6**	$ 17.5	$ 11.9

RATIO BASED ON EARNED PREMIUMS	2005	2004	2003
Incurred Loss and LAE Ratio (excluding Catastrophes)	**58.5%**	63.5%	67.0%
Incurred Catastrophe Loss and LAE Ratio	**2.7**	0.8	2.6
Total Incurred Loss and LAE Ratio	**61.2**	64.3	69.6
Incurred Expense Ratio	**45.1**	39.0	34.5
Combined Ratio	**106.3%**	103.3%	104.1%

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Insurance Reserves:		
Commercial Automobile	**$ 79.4**	$ 87.6
Commercial Property and Liability	**216.4**	243.8
Workers' Compensation	**94.7**	102.4
Commercial Reinsurance Program	**29.2**	22.4
Insurance Reserves	**$ 419.7**	$ 456.2

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Loss Reserves:		
Case	**$ 140.7**	$ 178.6
Incurred but Not Reported	**182.6**	177.0
Total Loss Reserves	**323.3**	355.6
LAE Reserves	**96.4**	100.6
Total Insurance Reserves	**$ 419.7**	$ 456.2

FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophe losses)	**$ 13.1**	$ 5.5
Favorable Catastrophe Loss and LAE Reserve Development, Net	**1.4**	1.1
Total Favorable Loss and LAE Reserve Development, Net	**$ 14.5**	$ 6.6
Loss and LAE Reserve Development as a Percentage of Insurance Reserves, Net at Beginning of Year	**3.2%**	1.4%

UNITRIN BUSINESS INSURANCE [CONTINUED]

2005 Compared with 2004

Earned Premiums in the Unitrin Business Insurance segment decreased by $5.4 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to lower volume of commercial automobile insurance and commercial property and liability insurance. The Unitrin Business Insurance segment expects earned premiums to increase in the second half of 2006, as it adds to its distribution network. Unitrin Business Insurance continues to explore opportunities to expand its markets, including the addition of new account executives and the sale of commercial insurance products through selected Unitrin Kemper Auto and Home agents. The Unitrin Business Insurance segment's commercial reinsurance program consists of certain business written and administered by First NonProfit Insurance Company ("FNP"). FNP specializes in providing various forms of commercial insurance to charitable and other non-profit organizations. The Unitrin Business Insurance segment intends to exit this commercial reinsurance business in 2006. See Note 19, "Other Reinsurance," to the Consolidated Financial Statements for additional information about this reinsurance arrangement. Net Investment Income in the Unitrin Business Insurance segment increased by $2.5 million, due to higher yields on investments and higher levels of investments.

Operating Profit in the Unitrin Business Insurance segment decreased by $2.8 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher insurance expenses, partially the result of certain restructuring and system migration initiatives, and higher catastrophe losses, net of reinsurance, partially offset by lower non-catastrophe incurred losses and LAE and the higher net investment income. Incurred losses and LAE, excluding catastrophes, decreased due primarily to the favorable effects of reserve development (which recognizes changes in estimates of prior-year reserves in the current period). Reserve development, including development of catastrophe loss and LAE, was $14.5 million favorable for 2005, compared to $6.6 million favorable for 2004. Catastrophe losses and LAE were $5.2 million in 2005, including $5.6 million, net of reinsurance, for Hurricanes Katrina and Rita. Catastrophe losses and LAE, net of reinsurance, were $1.5 million for 2004. The Unitrin Business Insurance segment manages its exposure to natural disasters through a combination of geographical diversification and reinsurance.

Net Income in the Unitrin Business Insurance segment decreased by $1.9 million for the year ended December 31, 2005, compared to the same period in 2004. The Unitrin Business Insurance segment's effective tax rate differs from the statutory tax rate due primarily to tax-exempt investment income and other tax deductions. Tax-exempt investment income in the Unitrin Business Insurance segment was $14.2 million and $13.0 million for the years ended December 31, 2005 and 2004, respectively. Net Income for the year ended December 31, 2004 included other tax deductions of $2.2 million, with no such other tax deductions in 2005.

2004 Compared with 2003

Earned Premiums in the Unitrin Business Insurance segment decreased by $54.8 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower premium volume, partially offset by higher premium rates. Unitrin Business Insurance attributes the lower commercial lines volume largely to its efforts to re-underwrite that book of business, which resulted in a significant reduction in policies in force. Unitrin Business Insurance substantially completed such re-underwriting activities during the first quarter of 2004, but continued to experience its impact on earned premiums throughout the year. Net Investment Income in the Unitrin Business Insurance segment increased by $1.9 million, due primarily to higher levels of investments.

Operating Profit in the Unitrin Business Insurance segment increased by $5.7 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to improved premium rate adequacy and lower catastrophe losses and LAE, partially offset by higher fixed insurance expenses as a percentage of earned premiums and lower favorable loss and LAE reserve development. Insurance expenses increased as a percentage of earned premiums due primarily to the lower earned premiums. Catastrophe losses and LAE were $1.5 million for 2004, compared to $6.6 million for 2003. Reserve development was $6.6 million favorable for 2004, compared to $11.4 million favorable for 2003.

Net Income in the Unitrin Business Insurance segment increased by $5.6 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the improved operating profit. The Unitrin Business Insurance segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income in the Unitrin Business Insurance segment was $13.0 million for 2004, compared to $10.3 million for 2003. Net Income for the year ended December 31, 2004 included other tax deductions of $2.2 million, with no such other tax deductions in 2003.

LIFE AND HEALTH INSURANCE

DOLLARS IN MILLIONS	2005	2004	2003
Earned Premiums:			
Life	**$ 401.3**	$ 401.7	$ 402.3
Accident and Health	**160.5**	161.3	158.9
Property	**105.7**	105.0	100.3
Total Earned Premiums	**667.5**	668.0	661.5
Net Investment Income	**157.1**	150.0	134.9
Other Income	**6.2**	3.6	4.4
Total Revenues	**830.8**	821.6	800.8
Policyholders' Benefits and Incurred Losses and LAE	**414.3**	396.9	387.1
Insurance Expenses	**324.8**	327.4	344.8
Operating Profit	**91.7**	97.3	68.9
Income Tax Expense	**31.7**	34.3	22.8
Net Income	**$ 60.0**	$ 63.0	$ 46.1

Hurricanes Katrina, Rita and Wilma

The Life and Health Insurance segment derives approximately 50% of its life insurance earned premiums and 75% of its property insurance earned premiums (the Life and Health Insurance segment's career agents also sell property insurance to their customers) from business in the states of Louisiana, Mississippi, Texas and Florida. In 2005, Hurricanes Katrina, Rita and Wilma each made landfall in one or more of these states and impacted the Life and Health Insurance segment's results in several ways. The Life and Health Insurance segment recorded catastrophe loss and LAE, net of reinsurance recoveries, of $17.5 million as a result of these hurricanes and recorded reinstatement premiums of $2.4 million.

Following Hurricanes Katrina and Rita, the Life and Health Insurance segment implemented state mandated and certain voluntary moratoriums on the lapsing of insurance policies, including life insurance policies, due to the non-payment of premiums. The moratoriums on lapsing of insurance policies due to non-payment of premiums had expired by the end of 2005. Accordingly, the Life and Health Insurance segment lapsed such policies in accordance with the terms of the insurance policies. Prior to the expiration of the moratoriums and lapsing of the policies, the Life and Health Insurance segment offered a deferred payment program to affected life insurance policyholders to assist them in paying premiums. The Life and Health Insurance segment estimates that the lapsed policies represented approximately $5.3 million of the Life and Health Insurance segment's earned premiums on an annual basis, of which $4.6 million related to life insurance and $0.7 million related to property insurance. The Life and Health Insurance segment's results in 2005 include a charge of $1.6 million before tax to write-off deferred policy acquisition costs ("DPAC"), net of related insurance reserves of $4.4 million, associated with the lapsed policies.

The Life and Health Insurance segment has managed its property insurance exposure to natural disasters primarily through reinsurance. Effective January 1, 2006, the Life and Health Insurance segment's reinsurance program was changed to provide aggregate coverage of $80 million above a retention of $10 million at an annual cost of $6.1 million, excluding any potential reinstatement premium. Also, beginning January 1, 2006, the Life and Health Insurance segment began reducing its exposure to natural disasters by ceasing to write new property insurance business in most coastal areas of the Gulf and southeastern United States. The affected areas comprise approximately 20% of the Life and Health Insurance segment's property insurance business.

2005 Compared with 2004

Earned Premiums in the Life and Health Insurance segment decreased by $0.5 million for the year ended December 31, 2005, compared to the same period in 2004. The Life and Health Insurance segment estimates that earned premiums on life insurance and property insurance decreased by $4.6 million and $0.7 million, respectively, due to the effects of policies that lapsed due to hurricanes. Earned premiums in property insurance also included a reduction of $2.4 million to reinstate catastrophe reinsurance coverage following Hurricane Katrina. Excluding the effects of hurricanes, earned premiums on life insurance increased by $4.2 million due primarily to higher volume. Excluding the effects of hurricanes, earned premiums on property insurance sold by the Life and Health Insurance segment's career agents increased by $3.8 million due almost entirely to increased premium volume prior to Hurricanes Katrina and Rita. Earned premiums on accident and health insurance decreased by $0.8 million. Lower volume of accident and health insurance, primarily on limited benefit medical and Medicare supplement products, accounted for a decrease of approximately $6.8 million in accident and health insurance earned premiums, while higher premium rates on those same products accounted for an increase of approximately $6.0 million. Other Income increased by $2.6 million, due primarily to a gain recognized on the sale of the Career Agency Companies' home office. Net Investment Income in the Life and Health Insurance segment increased by $7.1 million due primarily to higher levels of investments and, to a lesser extent, higher yields.

LIFE AND HEALTH INSURANCE [CONTINUED]

2005 Compared with 2004 [continued]

Some of the Life and Health Insurance segment's career agents sell property insurance products for Old Reliable Casualty Company ("ORCC"), a wholly owned subsidiary of Capitol County Mutual Fire Insurance Company ("Capitol"). Capitol is a mutual insurance company which is owned by its policyholders. (See Note 19, "Other Reinsurance," to the Consolidated Financial Statements). The Company intends to enter into a quota share reinsurance agreement in the first quarter of 2006, whereby the Company will assume 100% of the business written by ORCC. ORCC's earned premiums were $11.0 million in 2005.

Operating Profit in the Life and Health Insurance segment decreased by $5.6 million for the year ended December 31, 2005, compared to the same period in 2004. Catastrophe losses and LAE (including development), net of reinsurance, on property insurance sold by the Life and Health Insurance segment's career agents were $20.2 million and $7.9 million in 2005 and 2004, respectively. Catastrophe losses and LAE, net of reinsurance, in 2005 included $17.5 million from Hurricanes Katrina, Rita and Wilma. Catastrophe losses and LAE, net of reinsurance, in 2004 included $6.5 million from Hurricanes Charley, Frances, Ivan and Jeanne. Policyholders' benefits in 2005 included income of $4.4 million before tax attributed to the change in reserves on the lapsed policies following Hurricane Katrina. Policyholders' benefits for 2004 included a charge of $5.4 million due to a change in the actuarial estimate of reserves resulting from the conversion of certain business to a new computer system. Excluding the impact of these changes in reserves for policyholders' benefits, life and health insurance policyholders' benefits increased due primarily to higher mortality and morbidity. Insurance expenses decreased by $2.6 million due primarily to lower salaries and fringe benefits, partially offset by a charge of $6.0 million to write off DPAC attributed to the lapsed policies following Hurricane Katrina. Salary and fringe benefits decreased partially as a result of the Company's efforts to consolidate back office operations. Net Income in the Life and Health Insurance segment decreased by $3.0 million due primarily to the lower Operating Profit.

2004 Compared with 2003

Earned Premiums in the Life and Health Insurance segment increased by $6.5 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher accident and health insurance premium rates and higher volume of property insurance sold by the Life and Health Insurance segment's career agents, partially offset by lower volume of accident and health insurance. The higher accident and health insurance premium rates earned in 2004 contributed $8.8 million to the increase in earned premiums, while a decrease in volume on those same products accounted for a decrease in earned premiums of $6.4 million. The increase in earned premiums for property insurance sold by the Life and Health Insurance segment's career agents was almost entirely due to volume. Net Investment Income in the Life and Health Insurance segment increased by $15.1 million due to higher levels of fixed maturity investments and higher yields on investments. The Life and Health Insurance segment reduced its short-term investments during 2004 and reinvested those funds in higher yielding fixed maturities with longer durations.

Operating Profit in the Life and Health Insurance segment increased by $28.4 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to the higher net investment income, lower life insurance expenses, improved results from accident and health insurance products and improved results, excluding catastrophe losses and LAE, on property insurance sold by the Life and Health Insurance segment's career agents, partially offset by higher life insurance policyholders' benefits and the higher catastrophe losses and LAE. Life insurance expenses decreased by $13.5 million due primarily to lower salaries and fringe benefits, partially the result of the Company's efforts to consolidate back office operations and also due to a change in the Company's estimate of the cost to resolve certain legal matters. Accident and health insurance results, excluding net investment income, improved by approximately $7.1 million as a result of lower incurred losses and LAE and lower insurance expenses as a percentage of earned premiums. Excluding catastrophe losses and LAE and net investment income, results from property insurance sold by the Life and Health Insurance segment's career agents improved by $4.1 million. Life insurance policyholders' benefits increased by $10.8 million due primarily to higher mortality and a change in the actuarial estimate of reserves resulting from the conversion of certain business to a new computer system. Catastrophe losses and LAE, net of reinsurance, including losses and LAE of $6.5 million from Hurricanes Charley, Frances, Ivan and Jeanne, on property insurance sold by the Life and Health Insurance segment's career agents were $7.9 million for 2004, compared to $3.4 million for 2003. Net Income in the Life and Health Insurance segment increased by $16.9 million, due primarily to the higher Operating Profit.

CONSUMER FINANCE

DOLLARS IN MILLIONS	2005	2004	2003
Interest, Loan Fees and Earned Discounts	$ 210.5	$ 192.9	$ 184.3
Net Investment Income	3.7	4.3	5.6
Other Revenues	7.1	5.6	5.8
Total Revenues	221.3	202.8	195.7
Provision for Loan Losses	47.4	45.8	54.4
Interest Expense on Certificates of Deposits	37.9	32.7	34.2
General and Administrative Expenses	83.1	77.2	66.0
Operating Profit	52.9	47.1	41.1
Income Tax Expense	22.1	19.7	17.2
Net Income	$ 30.8	$ 27.4	$ 23.9
Consumer Finance Loan Originations	$ 767.1	$ 639.1	$ 594.5

DOLLARS IN MILLIONS	DEC. 31, 2005	DEC. 31, 2004
Percentage of Consumer Finance Receivables:		
30 Days to 59 Days Past Due	8.3%	7.1%
60 Days to 89 Days Past Due	2.9	2.5
90 Days and Greater Past Due	1.2	1.0
Ratio of Reserve for Loan Losses to Gross Consumer Finance Receivables	5.3%	5.5%
Weighted-Average Yield on Certificates of Deposits	4.0%	3.5%
FOR THE YEAR ENDED		
Reserve for Loan Losses—At Beginning of Year	$ 56.6	$ 51.8
Provision for Loan Losses	47.4	45.8
Net Charge-off:		
Consumer Finance Receivables Charged-off	(82.5)	(77.9)
Consumer Finance Receivables Recovered	41.1	36.9
Net Charge-off	(41.4)	(41.0)
Reserve for Loan Losses—At End of Year	$ 62.6	$ 56.6

2005 Compared with 2004

Interest, Loan Fees and Earned Discounts in the Consumer Finance segment increased by $17.6 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher levels of loans outstanding, partially offset by lower interest rates. Net Investment Income in the Consumer Finance segment decreased by $0.6 million for the year ended December 31, 2005, compared to the same period in 2004, due to lower levels of investments.

Operating Profit in the Consumer Finance segment increased by $5.8 million for the year ended December 31, 2005, compared to the same period in 2004. Provision for Loan Losses increased by $1.6 million for the year ended December 31, 2005, compared to the same period in 2004, as a result of a higher level of loans outstanding, partially offset by a change in the Company's estimate of the rate of ultimate loan losses as a result of higher recoveries and lower charge-offs for loans originated in previous years. Interest Expense on Certificates of Deposits increased by $5.2 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher interest rates on Certificates of Deposits and higher levels of deposits. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discounts, decreased from 40.0% for the year ended December 31, 2004, to 39.5% for the year ended December 31, 2005, due primarily to the higher levels of loans outstanding. Net Income in the Consumer Finance segment increased by $3.4 million for the year ended December 31, 2005, due primarily to the higher Operating Profit.

2004 Compared with 2003

Interest, Loan Fees and Earned Discounts in the Consumer Finance segment increased by $8.6 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher levels of loans outstanding, partially offset by lower interest rates. Net Investment

CONSUMER FINANCE [CONTINUED]

2004 Compared with 2003 [continued]

Income in the Consumer Finance segment decreased by $1.3 million for the year ended December 31, 2004, compared to the same period in 2003, due to lower levels of investments and lower yields on investments.

Operating Profit in the Consumer Finance segment increased by $6.0 million for the year ended December 31, 2004, compared to the same period in 2003. Provision for Loan Losses decreased by $8.6 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to a lower estimated rate of ultimate loan losses as a result of higher recoveries and lower net charge-off. Interest Expense on Certificates of Deposits decreased by $1.5 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to lower interest rates on Certificates of Deposits, partially offset by higher levels of deposits. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discounts, increased from 35.8% for the year ended December 31, 2003, to 40.0% for the year ended December 31, 2004, due primarily to an increase in the size of the collection department and higher collection incentive pay, which resulted in increased recoveries of charged-off loans. Net Income in the Consumer Finance segment increased by $3.5 million for the year ended December 31, 2004, due primarily to the higher Operating Profit.

INVESTEE

The Company accounts for its investment in the common stock of Intermec under the equity method of accounting. Intermec is listed on the New York Stock Exchange (NYSE symbol: IN) and is subject to the reporting requirements of the federal securities laws. Intermec is held for investment purposes. The fair value of the Company's Investment in Investee was $427.8 million at December 31, 2005, compared to an asset carrying value of $80.4 million under the equity method of accounting.

At December 31, 2005, the Company owned approximately 20.2% of Intermec's common stock. Intermec has described itself as a leader in global supply chain solutions and in the design, development, manufacture and integration of wired and wireless automated data collection, mobile computing systems, bar code printers, label media and Intellitag® RFID (radio frequency identification). Intermec's products and services are used by customers in many industries to improve productivity, quality and responsiveness of business operations, from supply chain management and enterprise resource planning to field sales and service. Intermec's products and services are sold globally to a diverse set of customers in markets such as manufacturing, warehousing, direct store delivery, retail, consumer goods, field services, government, security, healthcare, transportation and logistics.

The Company accounts for its Investment in Investee under the equity method of accounting using the most recent and sufficiently timely publicly available financial reports and other publicly available information, which generally results in a three-month-delay basis (see Note 2, "Summary of Accounting Policies," to the Company's Consolidated Financial Statements). Equity in Net Income (Loss) of Investee was income of $5.3 million, income of $3.6 million and a loss of $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Prior to the periods presented in the Company's Consolidated Financial Statements, the Company determined that a decline in the fair value of its investment in Intermec was other than temporary under applicable accounting standards. Accordingly, the Company reduced the carrying value of its investment in Intermec to its then current estimated realizable value and allocated the reduction to the Company's proportionate share of Intermec's non-current assets. Accordingly, the Company's reported equity in the net income of Intermec differs from the Company's proportionate share of Intermec's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets. During the first quarter of 2005, the Company estimated that Intermec had subsequently fully recognized in its financial statements the amortization, depreciation or write-downs of such non-current assets. Accordingly, for periods beginning after the first quarter of 2005, Equity in Net Income of Investee equals the Company's proportionate share of Intermec's results. The fair value of the Company's investment in Intermec subsequently recovered such that the fair value exceeded the carrying value of the Company's investment in Intermec by $347.4 million and $248.2 million at December 31, 2005 and 2004, respectively. In accordance with applicable accounting standards, such excess is not recorded in the Company's Consolidated Financial Statements.

Investments in Fixed Maturities at December 31, 2004, included investments in Intermec's publicly traded notes payable with a par value of $5 million. The notes matured in March 2005.

INVESTMENT RESULTS

Net Investment Income was $282.1 million, $261.2 million and $231.9 million in 2005, 2004 and 2003, respectively. Net Investment Income increased by $20.9 million in 2005, compared to the same period in 2004, due primarily to higher levels of fixed maturity and short-term investments and, to a lesser extent, higher yields on investments. Net Investment Income increased by $29.3 million in 2004, compared to the same period in 2003, due primarily to higher levels of fixed maturity investments.

INVESTMENT RESULTS [CONTINUED]

The components of Net Realized Investment Gains for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Fixed Maturities:			
Gains on Dispositions	$ **2.7**	$ 1.8	$ 13.6
Losses on Dispositions	**(1.7)**	(0.6)	(0.7)
Losses from Write-downs	**(2.4)**	(0.1)	(2.5)
Northrop Common Stock:			
Gains on Dispositions	**4.0**	43.2	7.2
Other Equity Securities:			
Gains on Dispositions	**25.8**	39.0	38.6
Losses on Dispositions	**(3.0)**	(0.9)	(2.5)
Losses from Write-downs	**(7.9)**	(5.8)	(18.0)
Real Estate:			
Gains on Dispositions	**39.4**	1.9	–
Losses from Write-downs	–	–	(1.8)
Other Investments:			
Gains on Dispositions	**0.4**	0.4	0.3
Losses on Dispositions	**(0.4)**	(0.4)	(0.3)
Net Realized Investment Gains	$ **56.9**	$ 78.5	$ 33.9

Net Realized Investment Gains for the year ended December 31, 2005, includes pretax gains of $4.0 million from sales of a portion of the Company's investment in Northrop Grumman Corporation ("Northrop") common stock, pretax gains of $10.8 million resulting from sales of a portion of the Company's investment in Baker Hughes, Inc. ("Baker Hughes") common stock, and pretax gains of $5.3 million from sales of a portion of the Company's investment in Hartford Financial Services Group, Inc. ("Hartford") common stock. The fair values of the Company's remaining investments in Northrop's common stock, Baker Hughes' common stock and Hartford's common stock were $460.7 million, $48.7 million and $19.3 million, respectively, at December 31, 2005. The other gains and losses from sales of equity securities included in Net Realized Investment Gains were due to sales of investments in 41 different issuers.

Net Realized Investment Gains for the year ended December 31, 2004, includes pretax gains of $43.2 million from sales of a portion of the Company's investment in Northrop common stock, pretax gains of $27.0 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock, and pretax gains of $3.9 million from sales of a portion of the Company's investment in Hartford common stock. The other gains and losses from sales of equity securities included in Net Realized Investment Gains were due to sales of investments in 32 different issuers.

Net Realized Investment Gains for the year ended December 31, 2003, includes Gains on Dispositions of Fixed Maturities of $13.6 million, including recoveries from sales on fixed maturities written down in prior years. Net Realized Investment Gains for the year ended December 31, 2003, includes pretax gains of $12.0 million resulting from the sale of the Company's investment in ITT Industries, Inc. common stock, pretax gains of $7.2 million from sales of a portion of the Company's investment in Northrop common stock, pretax gains of $6.6 million from sales of the Company's investment in ISO common stock, pretax gains of $5.7 million from sales of a portion of the Company's investment in Hartford common stock, and pretax gains of $4.4 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock. The other gains and losses from sales of equity securities included in Net Realized Investment Gains were due to sales of investments in 54 different issuers. Net Realized Investment Gains for the year ended December 31, 2003 includes a pretax loss of $1.8 million to write down certain investment real estate.

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in the fair value of an investment is other than temporary. Losses arising from other than temporary declines in fair value are reported in the Consolidated Statements of Income in the period that the decline was determined to be other than temporary.

CORPORATE INVESTMENTS

The Company considers the management of certain investments, including Northrop preferred and common stock, Baker Hughes common stock and its investee, Intermec, to be a corporate responsibility and excludes income from these investments from its Operating Segments. Dividend income from these Corporate Investments for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Northrop Preferred Stock	**$ 12.4**	$ 12.4	$ 12.4
Northrop Common Stock	**8.0**	8.7	12.3
Baker Hughes Common Stock	**0.5**	0.8	1.2
Total Unallocated Dividend Income	**$ 20.9**	$ 21.9	$ 25.9

The changes in fair values of Unitrin's Corporate Investments for the year ended December 31, 2005, were:

DOLLARS IN MILLIONS	FAIR VALUE DEC. 31, 2004	DISPOSITIONS	HOLDING GAIN (LOSS) ARISING DURING PERIOD	FAIR VALUE DEC. 31, 2005
Equity Securities:				
Northrop Preferred Stock	$ 234.3	**$ –**	**$ (8.6)**	**$ 225.7**
Northrop Common Stock	430.3	**(14.8)**	**45.2**	**460.7**
Baker Hughes Common Stock	48.4	**(17.7)**	**18.0**	**48.7**
Investee:				
Intermec Common Stock	320.1	**–**	**107.7**	**427.8**
Total Corporate Investments	$ 1,033.1	**$ (32.5)**	**$ 162.3**	**$ 1,162.9**

Dividend income from the Company's investments in Northrop common stock and Baker Hughes common stock has decreased due to sales of a portion of the Company's investment in these companies (see discussion above under heading "Investment Results").

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, there are approximately 2.5 million shares of the Company's outstanding common stock that can be repurchased under the Company's outstanding repurchase authorization. Common stock may be repurchased in the open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company repurchased and retired 1,043,200 shares of its common stock in 2005 at a cost of $48.9 million. The Company did not repurchase any shares of its common stock in 2004. The Company has repurchased and retired approximately 55.7 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.5 billion since 1990. The Company may from time to time repurchase shares of its common stock subject to market conditions and other factors.

On June 24, 2005, the Company entered into a five-year, $325 million, unsecured, revolving credit agreement, expiring June 30, 2010, with a group of financial institutions. The agreement provides for fixed and floating rate advances for periods of up to one year at various interest rates. The agreement also contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's largest insurance subsidiaries. The proceeds from advances under the revolving credit facility may be used for general corporate purposes. The new revolving credit agreement replaced the Company's former $360 million revolving credit agreement which would have expired on August 30, 2005, but was terminated as of June 24, 2005. The Company had no outstanding advances under its unsecured, revolving credit agreements at December 31, 2005 or December 31, 2004.

On October 30, 2003, the Company issued $200 million of its 4.875% senior notes due November 1, 2010 (the "4.875% Senior Notes"). The 4.875% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. The Company issued the 4.875% Senior Notes in exchange for proceeds of $198.0 million, net of transaction costs, for an effective yield of 5.04%. The Unitrin Parent Company used the proceeds from the notes to fund the purchase of Northrop common stock from one of its subsidiaries and to repay borrowings outstanding under its revolving credit agreement. Interest expense under the 4.875% Senior Notes was $10.0 million, $10.0 million and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company issued $300 million of its 5.75% senior notes due July 1, 2007 (the "5.75% Senior Notes") in 2002, for an effective yield of 5.99%. Proceeds were used to repay borrowings under the Company's former revolving credit agreement. The 5.75% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

to time at the Company's option at specified redemption prices. Interest expense under the 5.75% Senior Notes was $17.9 million, $17.9 million and $17.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In August 2005, the Company filed a universal shelf registration statement with the Securities and Exchange Commission for the future sale of up to an aggregate of $300 million of debt securities, common stock, preferred stock and other securities. The Company's present intention is to utilize the shelf to refinance its $300 million 5.75% senior notes closer to their maturity. The Company does not anticipate making significant changes to its capital structure during 2006.

At December 31, 2003, the Unitrin Parent Company held 3,677,034 shares of Northrop common stock and also continued to hold 1,774,812 shares of Northrop preferred stock. During the first two quarters of 2004, the Unitrin Parent Company sold 3,677,034 shares of Northrop common stock in the open market, generating gross proceeds of approximately $184 million. During the last two quarters of 2004, Trinity paid dividends to the Unitrin Parent Company, which included 916,751 shares of Northrop common stock with a market value of approximately $50 million. Following these transactions, at December 31, 2004, the Unitrin Parent Company held 916,751 shares of Northrop common stock with a market value of approximately $50 million and also continued to hold 1,774,812 shares of Northrop preferred stock with a market value of approximately $234 million. In addition, Trinity also held 6,998,549 shares of Northrop common stock with a market value of approximately $380 million at December 31, 2004.

During the first two quarters of 2005, Trinity paid dividends to the Unitrin Parent Company, which included 930,838 shares of Northrop common stock with a market value of approximately $50 million. During the fourth quarter of 2005, the Unitrin Parent Company sold 250,800 shares of Northrop common stock in the open market, generating gross proceeds of approximately $15 million. Following these transactions, at December 31, 2005, the Unitrin Parent Company held 1,596,789 shares of Northrop Common Stock with a market value of approximately $96 million and also continued to hold 1,774,812 shares of Northrop preferred stock with a market value of approximately $226 million. In addition, Trinity also held 6,067,711 shares of Northrop common stock with a market value of approximately $365 million at December 31, 2005.

During the fourth quarter of 2005, United Insurance Company of America ("United"), a subsidiary of the Unitrin Parent Company, sold its subsidiary, The Reliable Life Insurance Company ("Reliable") to the Unitrin Parent Company for $174.0 million in cash. Reliable in turn then paid a $40.0 million cash dividend to the Unitrin Parent Company. United also paid a $140.0 million cash dividend to the Unitrin Parent Company. United also distributed its subsidiary, Union National Life Insurance Company, to the Unitrin Parent Company. Also during the fourth quarter of 2005, three of Unitrin's other subsidiaries, Trinity, Fireside Securities Corporation ("Fireside") and Southern States General Agency ("Southern States") paid cash dividends of $30.0 million, $4.5 million and $0.5 million, respectively, to the Unitrin Parent Company. During the first three quarters of 2005, United, Trinity and Fireside paid cash dividends of $45.0 million, $26.0 million and $13.5 million, respectively, to the Unitrin Parent Company.

During 2004, Trinity, Fireside and Southern States paid $51.6 million, $16.7 million and $0.5 million, respectively, in dividends to the Unitrin Parent Company.

The primary sources of funds for the Company's insurance subsidiaries are premiums and investment income. The primary uses of funds are the payment of policyholder benefits under life insurance contracts and claims under property and casualty insurance contracts and accident and health insurance contracts, the payment of commissions and general expenses and the purchase of investments. Generally, there is a time lag between when premiums are collected and when policyholder benefits and insurance claims are paid. Accordingly, during periods of growth, insurance companies typically experience positive operating cash flows and are able to invest a portion of their operating cash flows to fund future policyholder benefits and claims. During periods in which premium revenues decline, insurance companies may experience negative cash flow from operations and may need to sell investments to fund payments to policyholders and claimants. In addition, if the Company's property and casualty insurance subsidiaries experience several significant catastrophic events over a relatively short period of time, investments may have to be sold in advance of their maturity dates to fund payments, which could either result in investment gains or losses. Management believes that its insurance subsidiaries maintain adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of their liabilities and invested assets and to provide adequate liquidity in the event that its property and casualty insurance subsidiaries experience several catastrophic events over a relatively short period of time.

The primary sources of funds for Fireside Bank are customer deposits, repayments of consumer loans, interest on consumer loans and investment income. The primary uses of funds for Fireside Bank are loans made to consumers, repayment of customer deposits, interest paid to depositors and general expenses.

Cash Flow from Operating Activities increased by $78.5 million for the year ended December 31, 2005 compared to 2004, due primarily to changes in income taxes and in other receivables. Income Taxes paid were $64.3 million in 2005, compared to $254.2 million in 2004. Income Taxes paid decreased due to income taxes paid in the first half of 2004 related to sales of investments in the second half of 2003. In 2004, White Mountains Insurance Group paid a negotiated settlement amount to the Company to settle a certain matter related to the Company's 1999 acquisition of Valley Group, Inc.

Cash Flow from Operating Activities decreased by $287.4 million for the year ended December 31, 2004, compared to 2003, due primarily to the inclusion of KIC premiums for a full year for both periods and the aforementioned time lag between when premiums are collected and

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

when policyholder benefits and insurance claims are paid. In addition, the Company paid income taxes of $254.2 million during the year ended December 31, 2004, compared to receiving a refund of $1.4 million in 2003. Income taxes paid increased due to the higher operating results and higher income taxes on the sales of investments.

Net Cash Used by Investing Activities is largely dependent on Cash Flow from Operating Activities and to a lesser extent cash flow, if any, from Financing Activities. Cash Flow Used by Investing Activities increased by $211.0 million for the year ended December 31, 2005, compared to 2004 and decreased by $400.3 million for the year ended December 31, 2004, compared to 2003, due primarily to the corresponding changes in Net Cash from Operating Activities and Net Cash Provided by Financing Activities.

Net Cash Provided by Financing Activities increased by $78.5 million for the year ended December 31, 2005, compared to 2004. Certificates of Deposits Issued, net of Certificates of Deposit Withdrawals increased by $144.7 million to fund the growth in Consumer Finance Receivables. Common stock repurchases totaled $48.9 million in 2005. The Company did not repurchase any of its common stock in 2004. Net Cash Provided by Financing Activities decreased by $145.3 million for the year ended December 31, 2004, compared to 2003. The Company generated $198 million in proceeds in 2003 from the issuance of its 4.875% Senior Notes. During 2003, the Company also reduced its borrowings under its revolving credit agreement by $80 million.

Unitrin and its subsidiaries have not formed special purpose entities or similar structured financing vehicles to access capital and/or manage risk or for any other purpose. The Company's retained earnings includes $47.8 million representing the undistributed equity in net income of investee at December 31, 2005.

The Company's management believes that it has sufficient resources to maintain the payment of dividends to its shareholders at the present level. Sources for future shareholder dividend payments and the payment of interest on Unitrin's senior notes include the receipt of dividends from Unitrin's operating subsidiaries, the receipt of dividends from its investments in Northrop, borrowings under the revolving credit agreement, and monetization of a portion of the Unitrin Parent Company's Northrop holdings. At December 31, 2005, the Unitrin Parent Company directly held investments in Northrop preferred and common stock with a market value totaling $321.7 million.

OFF–BALANCE SHEET ARRANGEMENTS

The Company has no material obligations under a guarantee contract meeting the characteristics identified in paragraph 3 of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others*. The Company has no material retained or contingent interests in assets transferred to an unconsolidated entity. The Company has no material obligations, including contingent obligations, under contracts that would be accounted for as derivative instruments. The Company has no obligations, including contingent obligations, arising out of a variable interest in an unconsolidated entity held by, and material to, the Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the Company. Accordingly, the Company has no material off–balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Projected cash disbursements pertaining to the Company's contractual obligations at December 31, 2005, are as follows:

DOLLARS IN MILLIONS	JAN. 1, 2006 TO DEC. 31, 2006	JAN. 1, 2007 TO DEC. 31, 2008	JAN. 1, 2009 TO DEC. 31, 2010	AFTER DEC. 31, 2010	TOTAL
Long Term Debt Obligations	$ 0.7	$ 301.5	$ 201.0	$ 6.8	$ 510.0
Certificates of Deposits	482.6	333.3	242.4	16.0	1,074.3
Capital Lease Obligations	1.5	0.6	0.6	0.3	3.0
Operating Lease Obligations	29.3	43.4	23.8	22.1	118.6
Purchase Obligations	17.7	22.4	23.7	–	63.8
Property and Casualty Insurance Reserves, Net of Reinsurance	613.0	479.4	147.3	74.8	1,314.5
Other Contractual Obligations Reflected in Long Term Liabilities on the Consolidated Balance Sheet under GAAP	66.7	70.2	31.7	1.5	170.1
Total Contractual Obligations	$ 1,211.5	$ 1,250.8	$ 670.5	$ 121.5	$ 3,254.3

CONTRACTUAL OBLIGATIONS [CONTINUED]

The projected cash disbursements for Property and Casualty Insurance Reserves are presented net of anticipated reinsurance recoveries of $217.0 million (see Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). Other Contractual Obligations Reflected in Long Term Liabilities on the Consolidated Balance Sheet under GAAP primarily consist of interest obligations related to Long Term Debt Obligations and Certificates of Deposits.

INTEREST AND OTHER EXPENSES

Interest and Other Expenses was $64.0 million, $57.4 million and $45.3 million in 2005, 2004 and 2003, respectively. Interest expense was $28.4 million, $28.3 million and $21.4 million in 2005, 2004 and 2003, respectively. Other Corporate Expenses were $35.6 million, $29.1 million and $23.9 million in 2005, 2004 and 2003, respectively. Other Corporate Expenses increased by $6.5 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher compensation and employee benefit costs. Other Corporate Expenses increased by $5.2 million for the year ended December 31, 2004, compared to the same period in 2003, due primarily to higher compensation and employee benefit costs.

INCOME TAXES

The Company's effective income tax rate differs from the Federal statutory income tax rate due primarily to the effects of certain tax adjustments described below, tax-exempt investment income and dividends received deductions, partially offset by state income taxes. Tax-exempt investment income and dividends received deductions were $68.3 million, $60.0 million and $50.9 million in 2005, 2004 and 2003, respectively. State income taxes were $3.9 million, $3.7 million and $2.9 million in 2005, 2004 and 2003, respectively.

During 2005, a benefit of approximately $14 million was recorded primarily for Federal income tax adjustments related to the tax years ended December 31, 2002 and December 31, 2001. During the fourth quarter of 2005, the Company received notification from the Department of the Treasury that the Joint Committee on Taxation (the "JCT") had completed its review of the Internal Revenue Service's (the "IRS") report regarding these years and took no exception with the IRS' report. Based on the notification from the JCT, the Company believes the 2002 and 2001 tax years are effectively closed and expects no further examination of these years by the IRS.

During 2004, an income tax benefit of $0.9 million was recorded for Federal income tax adjustments related to the tax year that ended on December 31, 2000. During 2004, the statute of limitations expired for the tax year that ended on December 31, 2000.

During 2003, an income tax benefit of $6.5 million was recorded for Federal income tax adjustments primarily related to tax years ending on or before December 31, 1999. During 2003, the Company either reached agreement with the IRS or the statute of limitations expired for all tax years ending on or before December 31, 1999.

ACCOUNTING CHANGES

In May 2004, the FASB issued FASB Staff Position ("FSP") FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. FSP FAS 106-2 provides guidance on accounting for the effects of the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Modernization Act"). The Company adopted FSP FAS 106-2 effective July 1, 2004. Pursuant to the provisions of FSP FAS 106-2, the effects of the Modernization Act were incorporated in the measurement of plan obligations on December 31, 2004, the Company's first measurement date after adoption. The adoption of FSP FAS 106-2 resulted in a reduction of the Company's Accumulated Benefit Obligation for its Postretirement Health Plan and a related actuarial gain of $6.3 million. The Company estimates that annual postretirement health plan expense decreased by $1.0 million before tax in 2005 as a result of the adoption of FSP FAS 106-2.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*. SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock- Based Compensation*, and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The Company intends to adopt SFAS No. 123(R) using the modified prospective method effective January 1, 2006. Under the modified prospective method, companies record compensation cost for new and modified awards over the requisite service period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining requisite service period of such awards. The Company previously adopted SFAS No. 123 in 2003. Accordingly, the Company estimates that the incremental effect of adoption of SFAS No. 123(R) is not material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information About Market Risk

The Company's consolidated balance sheet includes five types of financial instruments subject to the material market risk disclosures required by the Securities and Exchange Commission ("SEC"):

1) Investments in Fixed Maturities;
2) Investments in Equity Securities;
3) Consumer Finance Receivables;
4) Certificates of Deposits; and
5) Notes Payable.

Investments in Fixed Maturities, Consumer Finance Receivables, Certificates of Deposits and Notes Payable are subject to material interest rate risk. The Company's Investments in Equity Securities include common and preferred stocks and, accordingly, are subject to material equity price risk and interest rate risk, respectively.

For purposes of this disclosure, market risk sensitive financial instruments are divided into two categories: financial instruments acquired for trading purposes and financial instruments acquired for purposes other than trading. The Company's market risk sensitive financial instruments are generally classified as held for purposes other than trading. The Company has no significant holdings of financial instruments acquired for trading purposes. The Company has no significant holdings of derivatives.

The Company measures its sensitivity to market risk by evaluating the change in its financial assets and liabilities relative to fluctuations in interest rates and equity prices. The evaluation is made using instantaneous changes in interest rates and equity prices on a static balance sheet to determine the effect such changes would have on the Company's market value at risk and the resulting pretax effect on Shareholders' Equity. The changes chosen reflect the Company's view of adverse changes which are reasonably possible over a one-year period. The selection of the changes chosen should not be construed as the Company's prediction of future market events, but rather an illustration of the impact of such events.

For the interest rate sensitivity analysis presented below, the Company assumed an adverse and instantaneous increase of 100–basis points in the yield curve at December 31, 2005 and 2004, respectively, for Investments in Fixed Maturities. Such 100–basis point increase in the yield curve may not necessarily result in a corresponding 100–basis point increase in the interest rate for all investments in fixed maturities. For example, a 100–basis point increase in the yield curve for risk-free, taxable investments in fixed maturities may not result in a 100–basis point increase for tax-exempt investments in fixed maturities. For Investments in Fixed Maturities, the Company also anticipated changes in cash flows due to changes in the likelihood that investments would be called or prepaid prior to their contractual maturity. All other variables were held constant. For preferred stock equity securities and Consumer Finance Receivables, the Company assumed an adverse and instantaneous increase of 100–basis points in market interest rates from their levels at December 31, 2005 and 2004, respectively. All other variables were held constant. For Certificates of Deposits and Notes Payable, the Company assumed an adverse and instantaneous decrease of 100–basis points in market interest rates from their levels at December 31, 2005 and 2004, respectively. All other variables were held constant. The Company measured equity price sensitivity assuming an adverse and instantaneous 10% decrease in the Standard and Poor's Stock Index (the "S&P 500") from its levels at December 31, 2005 and 2004, with all other variables held constant. The Company's investments in common stock equity securities were correlated with the S&P 500 using the portfolio's weighted-average beta of 0.46 and 0.45 at December 31, 2005 and 2004, respectively. The portfolio's weighted-average beta was calculated using each security's beta for the five-year periods ended December 31, 2005 and 2004, respectively, and weighted on the fair value of such securities at December 31, 2005 and 2004, respectively. Beta measures a stock's relative volatility in relation to the rest of the stock market, with the S&P 500 having a beta coefficient of 1.00.

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2005, using these assumptions were:

		PRO FORMA INCREASE (DECREASE)		
DOLLARS IN MILLIONS	FAIR VALUE	INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
ASSETS				
Investments in Fixed Maturities	**$ 4,086.6**	**$ (301.8)**	**$ –**	**$ (301.8)**
Investments in Equity Securities	**1,098.9**	**(4.4)**	**(47.1)**	**(51.5)**
Consumer Finance Receivables	**1,112.5**	**(14.8)**	**–**	**(14.8)**
LIABILITIES				
Certificates of Deposits	**$ 1,070.9**	**$ 18.6**	**$ –**	**$ 18.6**
Notes Payable	**504.3**	**12.9**	**–**	**12.9**

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

Quantitative Information About Market Risk [continued]

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2004, using these assumptions were:

		PRO FORMA INCREASE (DECREASE)		
DOLLARS IN MILLIONS	FAIR VALUE	INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
ASSETS				
Investments in Fixed Maturities	$ 4,132.4	$ (322.0)	$ –	$ (322.0)
Investments in Equity Securities	1,088.0	(4.6)	(45.4)	(50.0)
Consumer Finance Receivables	979.2	(13.0)	–	(13.0)
LIABILITIES				
Certificates of Deposits	$ 921.9	$ 19.4	$ –	$ 19.4
Notes Payable	516.6	17.6	–	17.6

The market risk sensitivity analysis assumes that the composition of the Company's interest rate sensitive assets and liabilities, including, but not limited to, credit quality, and equity price sensitive assets existing at the beginning of the period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the time to maturity. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, any future correlation, either in the near term or the long term, between the Company's common stock equity securities portfolio and the S&P 500 may differ from the historical correlation as represented by the weighted-average historical beta of the common stock equity securities portfolio. Accordingly, the market risk sensitivity analysis may not be indicative of, is not intended to provide, and does not provide, a precise forecast of the effect of changes of market rates on the Company's income or shareholders' equity. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates or equity prices.

To the extent that any adverse 100–basis point change occurs in increments over a period of time instead of instantaneously, the adverse impact on fair values would be partially mitigated because some of the underlying financial instruments would have matured. For example, proceeds from any maturing assets could be reinvested and any new liabilities would be incurred at the then current interest rates.

Qualitative Information About Market Risk

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument and is inherent to all financial instruments. SEC disclosure rules focus on only one element of market risk—price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index, or price underlying the financial instrument. The Company's primary market risk exposures are to changes in interest rates and certain exposures to changes in equity prices.

The Company manages its interest rate exposures with respect to Investments in Fixed Maturities by investing primarily in investment-grade securities of moderate effective duration. The interest rate risks with respect to the fair value of Consumer Finance Receivables should be partially offset by the impact of interest rate movements on Certificates of Deposits which are issued to fund its receivables.

At December 31, 2005 and 2004, $686.4 million and $664.6 million, respectively, of the Company's Investments in Equity Securities, which exclude the Company's Investment in Investee, was concentrated in the preferred and common stock of Northrop. Northrop stated in its 2004 Annual Report on Form 10-K that it "provides technologically advanced innovative products, services and solutions in defense and commercial electronics, nuclear and non-nuclear shipbuilding, information technology, mission systems, systems integration and space technology." Additionally, Northrop stated that it "is subject to the usual vagaries of the marketplace, it is also affected by the unique characteristics of the defense industry and by certain elements peculiar to its own business mix." Accordingly, the Company's Investments in Equity Securities is sensitive to the nature of Northrop's industry segments.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk and the accompanying Consolidated Financial Statements (including the notes thereto) may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "believe(s)," "goal(s),"

CAUTION REGARDING FORWARD-LOOKING STATEMENTS [CONTINUED]

"target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "project(s)," "plan(s)," "intend(s)," "expect(s)," "might," "may" and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements, in particular, include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report. Forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the Company's actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance; actual results could differ materially from those expressed or implied in the forward-looking statements.

Among the general factors that could cause actual results to differ materially from estimated results are:

- Changes in general economic conditions, including performance of financial markets, interest rates, unemployment rates and fluctuating values of particular investments maintained by the Company and its subsidiaries;
- Heightened competition, including, with respect to pricing, entry of new competitors and the development of new products by new and existing competitors;
- The number and severity of insurance claims (including those associated with catastrophe losses) and their impact on the adequacy of loss reserves;
- The impact of inflation on insurance claims, including, but not limited to, the effects attributed to scarcity of resources available to rebuild damaged structures, including labor and materials and the amount of salvage value recovered for damaged property;
- Changes in the pricing or availability of reinsurance;
- Changes in the financial condition of reinsurers and amounts recoverable therefrom;
- Changes in industry trends and significant industry developments;
- Regulatory approval of insurance rates, policy forms, license applications and similar matters;
- Developments related to insurance policy claims and coverage issues;
- Governmental actions, including new laws or regulations or court decisions interpreting existing laws and regulations or policy provisions;
- Adverse outcomes in litigation or other proceedings involving the Company or its subsidiaries;
- Regulatory, accounting or tax changes that may affect the cost of, or demand for, the Company's products or services;
- Changes in distribution channels, methods or costs resulting from changes in laws or regulations, lawsuits or market forces;
- Changes in ratings by credit rating agencies and/or A.M. Best Co., Inc.;
- Level of success and costs expended in realizing economies of scale and implementing significant business consolidations and technology initiatives;
- Increased costs and risks related to data security;
- Absolute and relative performance of the Company's products or services; and
- Other risks and uncertainties described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC").

Among the factors that could cause the Company's actual losses from Hurricanes Katrina, Rita and Wilma to differ materially from estimated results are:

- The impact of inflation on insurance claims, including, but not limited to, the effects attributed to scarcity of resources available to rebuild damaged structures, including labor and materials;
- Orders, interpretations or other actions by regulators that impact the ability of the Company's insurance subsidiaries to adjust and pay claims;
- Interpretations or decisions by courts or regulators that may govern or influence insurance policy coverage issues arising with respect to losses incurred in connection with these hurricanes; and
- Impact of residual market assessments and assessments for insurance industry insolvencies.

No assurances can be given that the results contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. The Company assumes no obligation to publicly correct or update any forward-looking statements as a result of events or developments subsequent to the date of this Annual Report. The reader is advised, however, to consult any further disclosures the Company makes on related subjects in filings made with the SEC.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITRIN, INC.

We have audited the accompanying consolidated balance sheets of Unitrin, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. We also have audited management's assessment, included in the accompanying Management Report on Internal Control, that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Chicago, Illinois
January 30, 2006

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	DECEMBER 31, 2005	2004
ASSETS		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: 2005–$3,988.7; 2004–$3,994.0)	**$ 4,086.6**	$ 4,132.4
Northrop Grumman Preferred Stock at Fair Value (Cost: 2005–$177.5; 2004–$177.5)	**225.7**	234.3
Northrop Grumman Common Stock at Fair Value (Cost: 2005–$330.7; 2004–$341.5)	**460.7**	430.3
Other Equity Securities at Fair Value (Cost: 2005–$302.8; 2004–$323.7)	**412.5**	423.4
Investee (Intermec) at Cost Plus Cumulative Undistributed Earnings (Fair Value: 2005–$427.8; 2004–$320.1)	**80.4**	71.9
Short-term Investments at Cost which Approximates Fair Value	**524.5**	356.7
Other	**484.4**	358.5
Total Investments	**6,274.8**	6,007.5
Cash	**44.5**	82.1
Consumer Finance Receivables at Cost (Fair Value: 2005–$1,112.5; 2004–$979.2)	**1,109.5**	971.5
Other Receivables	**828.0**	827.9
Deferred Policy Acquisition Costs	**438.2**	422.0
Goodwill	**344.7**	344.7
Other Assets	**158.6**	141.0
Total Assets	**$ 9,198.3**	$ 8,796.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Insurance Reserves:		
Life and Health	**$ 2,404.9**	$ 2,333.3
Property and Casualty	**1,531.5**	1,510.7
Total Insurance Reserves	**3,936.4**	3,844.0
Certificates of Deposits at Cost (Fair Value: 2005–$1,070.9; 2004–$921.9)	**1,074.3**	922.4
Unearned Premiums	**810.6**	807.6
Accrued and Deferred Income Taxes	**272.8**	257.1
Notes Payable at Amortized Cost (Fair Value: 2005–$504.3; 2004–$516.6)	**503.6**	502.8
Accrued Expenses and Other Liabilities	**442.9**	424.1
Total Liabilities	**7,040.6**	6,758.0
Shareholders' Equity:		
Common Stock, $0.10 Par Value Per Share, 100 Million Shares Authorized, 68,516,167 and 68,828,658 Shares Issued and Outstanding at December 31, 2005 and 2004	**6.9**	6.9
Paid-in Capital	**711.4**	621.4
Retained Earnings	**1,188.2**	1,160.8
Accumulated Other Comprehensive Income	**251.2**	249.6
Total Shareholders' Equity	**2,157.7**	2,038.7
Total Liabilities and Shareholders' Equity	**$ 9,198.3**	$ 8,796.7

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	FOR THE YEARS ENDED DECEMBER 31, 2005	2004	2003
REVENUES			
Earned Premiums	**$ 2,478.3**	$ 2,485.2	$ 2,457.2
Consumer Finance Revenues	**221.3**	202.8	195.7
Net Investment Income	**282.1**	261.2	231.9
Other Income	**9.5**	13.1	25.1
Net Realized Investment Gains	**56.9**	78.5	33.9
Total Revenues	**3,048.1**	3,040.8	2,943.8
EXPENSES			
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	**1,665.3**	1,668.2	1,740.9
Insurance Expenses	**817.5**	824.0	844.1
Consumer Finance Expenses	**168.4**	155.7	154.6
Interest and Other Expenses	**64.0**	57.4	45.3
Total Expenses	**2,715.2**	2,705.3	2,784.9
Income before Income Taxes and Equity in Net Income (Loss) of Investee	**332.9**	335.5	158.9
Income Tax Expense	**82.7**	98.9	34.1
Income before Equity in Net Income (Loss) of Investee	**250.2**	236.6	124.8
Equity in Net Income (Loss) of Investee	**5.3**	3.6	(1.2)
NET INCOME	**$ 255.5**	$ 240.2	$ 123.6
NET INCOME PER SHARE	**$ 3.70**	$ 3.51	$ 1.83
NET INCOME PER SHARE ASSUMING DILUTION	**$ 3.67**	$ 3.48	$ 1.82

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

DOLLARS IN MILLIONS	FOR THE YEARS ENDED DECEMBER 31, 2005	2004	2003
OPERATING ACTIVITIES			
Net Income	**$ 255.5**	$ 240.2	$ 123.6
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:			
Policy Acquisition Costs Deferred	**(350.5)**	(343.6)	(351.0)
Amortization of Deferred Policy Acquisition Costs	**334.7**	323.6	335.0
Equity in Net (Income) Loss of Investee before Taxes	**(8.2)**	(5.5)	1.9
Amortization of Investments	**11.6**	12.6	11.4
Provision for Loan Losses	**47.4**	45.8	54.4
Decrease in Other Receivables	**3.7**	80.5	56.4
Increase in Insurance Reserves and Unearned Premiums	**91.5**	160.8	269.4
Increase (Decrease) in Accrued and Deferred Income Taxes	**21.3**	(153.4)	34.8
Increase (Decrease) in Accrued Expenses and Other Liabilities	**11.1**	(20.4)	44.0
Net Realized Investment Gains	**(56.9)**	(78.5)	(33.9)
Other, Net	**15.5**	36.1	39.6
Net Cash Provided by Operating Activities	**376.7**	298.2	585.6
INVESTING ACTIVITIES			
Sales and Maturities of Fixed Maturities	**551.0**	884.4	1,346.4
Purchases of Fixed Maturities	**(554.5)**	(1,354.2)	(1,987.3)
Sales of Northrop Common Stock	**11.1**	273.9	96.5
Sales of Other Equity Securities	**93.3**	138.3	95.7
Purchases of Other Equity Securities	**(57.5)**	(87.0)	(36.4)
Repayments of Consumer Finance Receivables	**581.6**	525.5	466.0
Acquisitions of Consumer Finance Receivables	**(767.1)**	(639.1)	(594.5)
Change in Short-term Investments	**(166.9)**	138.5	61.3
Acquisitions and Improvements of Investment Real Estate	**(98.9)**	(29.8)	(20.9)
Sales of Investment Real Estate	**41.9**	10.8	–
Change in Other Investments	**(33.9)**	(31.0)	(20.0)
Acquisition of Businesses, Net of Cash Acquired	**–**	(17.1)	(8.0)
Other, Net	**(19.5)**	(21.6)	(7.5)
Net Cash Used by Investing Activities	**(419.4)**	(208.4)	(608.7)
FINANCING ACTIVITIES			
Certificates of Deposits Issued	**294.2**	216.4	267.6
Certificates of Deposits Withdrawals	**(142.3)**	(209.2)	(210.1)
Universal Life and Annuity Receipts from Policyholders	**5.9**	7.9	7.9
Universal Life and Annuity Payments to Policyholders	**(2.0)**	(3.3)	(3.1)
Notes Payable Proceeds	**40.0**	–	398.0
Notes Payable Payments	**(40.1)**	(0.1)	(280.0)
Cash Dividends Paid	**(117.4)**	(113.5)	(112.2)
Common Stock Repurchases	**(48.9)**	–	(1.4)
Cash Exercise of Stock Options	**15.7**	28.4	5.2
Net Cash Provided (Used) by Financing Activities	**5.1**	(73.4)	71.9
Increase (Decrease) in Cash	**(37.6)**	16.4	48.8
Cash, Beginning of Year	**82.1**	65.7	16.9
Cash, End of Year	**$ 44.5**	$ 82.1	$ 65.7

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNT	NUMBER OF SHARES	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 2002	67.6	$ 6.8	$ 512.9	$ 1,086.4	$ 196.3	$ 1,802.4
Net Income	–	–	–	123.6	–	123.6
Other Comprehensive Loss (note 12)	–	–	–	–	(1.8)	(1.8)
Total Comprehensive Income						121.8
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	(112.2)	–	(112.2)
Repurchases of Common Stock	(0.1)	–	(0.5)	(0.9)	–	(1.4)
Stock-based Compensation Cost (notes 1, 2 and 10)	–	–	2.8	–	–	2.8
Exercise of Stock Options, Net of Shares Exchanged (note 10)	0.3	–	22.6	(17.1)	–	5.5
BALANCE, DECEMBER 31, 2003	67.8	$ 6.8	$ 537.8	$ 1,079.8	$ 194.5	$ 1,818.9
Net Income	–	–	–	240.2	–	240.2
Other Comprehensive Income (note 12)	–	–	–	–	55.1	55.1
Total Comprehensive Income						295.3
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	(113.5)	–	(113.5)
Stock-based Compensation Cost (notes 1, 2 and 10)	–	–	8.5	–	–	8.5
Exercise of Stock Options, Net of Shares Exchanged (note 10)	1.0	0.1	76.8	(45.7)	–	31.2
Other	–	–	(1.7)	–	–	(1.7)
BALANCE, DECEMBER 31, 2004	68.8	$ 6.9	$ 621.4	$ 1,160.8	$ 249.6	$ 2,038.7
Net Income	–	–	–	**255.5**	–	**255.5**
Other Comprehensive Income (note 12)	–	–	–	–	**1.6**	**1.6**
Total Comprehensive Income						**257.1**
Dividends to Shareholders: Cash ($1.70 per share)	–	–	–	**(117.4)**	–	**(117.4)**
Repurchases of Common Stock	**(1.0)**	**(0.1)**	**(10.6)**	**(38.2)**	–	**(48.9)**
Stock-based Compensation Cost (notes 1, 2 and 10)	–	–	**11.9**	–	–	**11.9**
Exercise of Stock Options, Net of Shares Exchanged (note 10)	**0.7**	**0.1**	**88.9**	**(72.5)**	–	**16.5**
Other	–	–	**(0.2)**	–	–	**(0.2)**
BALANCE, DECEMBER 31, 2005	**68.5**	**$ 6.9**	**$ 711.4**	**$ 1,188.2**	**$ 251.2**	**$ 2,157.7**

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES

The Consolidated Financial Statements included herein have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Unitrin, Inc. and its subsidiaries ("Unitrin" or the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The effects on Net Income, Net Income Per Share and Net Income Per Share Assuming Dilution for the years ended December 31, 2005, 2004 and 2003 if the fair value–based method had been applied to all awards since the effective date of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, and as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* were:

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2003
Net Income as Reported	**$ 255.5**	$ 240.2	$ 123.6
Add: Stock-Based Employee Compensation Expense Included in Reported Net Income, Net of Related Tax Effects	**7.8**	5.5	1.8
Deduct: Total Stock-Based Employee Compensation Expense Determined under Fair Value Based Method for All Awards, Net of Related Tax Effects	**(8.0)**	(6.5)	(4.2)
Pro Forma Net Income	**$ 255.3**	$ 239.2	$ 121.2
Net Income Per Share:			
Basic—As Reported	**$ 3.70**	$ 3.51	$ 1.83
Basic—Pro Forma	**$ 3.70**	$ 3.50	$ 1.79
Diluted—As Reported	**$ 3.67**	$ 3.48	$ 1.82
Diluted—Pro Forma	**$ 3.67**	$ 3.47	$ 1.79

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates and assumptions.

The fair values of Investments in Fixed Maturities, Investments in Equity Securities and Senior Notes Payable are estimated using quoted market prices where available. For securities not actively traded, fair values were estimated using values obtained from independent pricing services or broker dealers. The fair values of the Company's Investment in Investee and Investments in Northrop Grumman Corporation ("Northrop") Preferred Stock and Northrop Common Stock are based upon quoted market prices. The fair value of Consumer Finance Receivables is estimated by discounting the estimated future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair values of Certificates of Deposits have been estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value for Cash, Short-term Investments and certain other assets and other liabilities because of their short-term nature.

The actual value at which such financial instruments could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over a period of years. Accordingly, the Company's actual ultimate net charge-off could materially differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, the timing of charge-offs and recoveries, the value of collateral and changes in the overall credit quality of the loan portfolio.

The process of estimating and establishing reserves for losses and loss adjustment expenses for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental matters, mold, construction defect and other emerging and/or long-tailed exposures, which may not be discovered or reported until years after the insurance policy period has ended. Management considers a

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES [CONTINUED]

variety of factors, including, but not limited to, past claims experience, current claim trends and relevant legal, economic and social conditions, in estimating reserves. A change in any one or more factors is likely to result in the ultimate net claim cost to differ from the estimated reserve. Such changes in estimates may be material.

The process of determining whether or not an asset is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. As a result, the Company's assessment of the impairment of long-lived assets or the recoverability of assets such as Goodwill and Deferred Policy Acquisition Costs is susceptible to the risk inherent in making such projections.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Investments Other Than Investee

Investments in Fixed Maturities include bonds, notes and redemptive preferred stocks at fair value and are classified as available for sale. Investments in Equity Securities include common and non-redemptive preferred stocks at fair value and are classified as available for sale. Unrealized appreciation or depreciation, net of applicable deferred income taxes, on Fixed Maturities and Equity Securities is included in Shareholders' Equity. Short-term Investments include fixed maturities which mature within one year from the date of purchase, money market mutual funds and repurchase agreements at cost, which approximates fair value. Other Investments primarily include loans to policyholders, real estate, investments in certain limited liability investment companies accounted for under the equity method of accounting, and mortgage loans and are generally carried at cost, or in the case of certain investments in limited liability investment companies, at cost plus cumulative undistributed earnings, or unpaid principal balance. Gains and losses on sales of investments are computed on the specific identification method and are recorded in the Consolidated Statement of Income in the period in which the sale occurred. The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Losses arising from other than temporary declines in fair value are computed on the specific identification method and reported in the Consolidated Statement of Income in the period that the decline was determined to be other than temporary.

Investment in Investee

Investment in Investee is accounted for under the equity method of accounting in the accompanying financial statements. The Company's voting percentage and share of earnings or losses of an investee is determined using the most recent and sufficiently timely publicly available audited financial statements, subsequent unaudited interim reports and other publicly available information which generally results in a three-month-delay basis.

The Company recognizes into income its equity share of changes in an investee's reported net assets resulting from an investee's issuance of stock that is not part of a broader corporate reorganization.

Consumer Finance Receivables

Consumer Finance Receivables consists primarily of loans, which are secured by automobiles, to residents of California and other western and midwestern states. Consumer Finance Receivables is stated net of unearned discount, loan fees and reserve for loan losses. Unearned discount arises when the loan amount includes unearned precomputed interest. The Reserve for Loan Losses is maintained at a level which considers such factors as actual and expected loan loss experience and economic conditions to provide for estimated loan losses.

Deferred Policy Acquisition Costs

Costs directly associated with the acquisition of new business, principally commissions and certain premium taxes and policy issuance costs, are deferred. Costs deferred on property and casualty insurance products and health insurance products are amortized over the term of the related policies. Costs deferred on traditional life insurance products are primarily amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the annual premiums to the total premiums anticipated, which is estimated using the same assumptions used in calculating policy reserves.

The Company accounts for the present value of the future profits embedded in insurance in force acquired ("VIF") based upon actuarial estimates of the present value of estimated net cash flows. VIF is classified as Deferred Policy Acquisition Costs in these financial statements. VIF is amortized using the effective interest method using interest rates consistent with the rates in the underlying insurance contracts. The Company estimates that it will record VIF amortization, net of interest, of $3.7 million, $3.3 million, $3.0 million, $2.7 million and $2.4 million in each of the next five years.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Goodwill

The Company accounts for Goodwill pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangibles.* Accordingly, Goodwill is not amortized, but rather is tested annually for recoverability. The Company tests Goodwill in the first quarter of its fiscal year. During the first quarters of 2005, 2004 and 2003, the Company tested Goodwill for recoverability and determined that Goodwill was recoverable.

Insurance Reserves

Reserves for losses and loss adjustment expenses ("LAE") on property and casualty coverage represent the estimated claim cost and loss adjustment expense necessary to cover the ultimate net cost of investigating and settling all losses incurred and unpaid. Such estimates are based on individual case estimates for reported claims and estimates for incurred but not reported losses. These estimates are adjusted in the aggregate for ultimate loss expectations based on historical experience patterns and current economic trends, with any change in the probable ultimate liabilities being recorded in the Consolidated Statement of Income in the period of change. Such changes in estimates may be material.

For traditional life insurance products, the reserves for future policy benefits are estimated on the net level premium method based on rates for expected mortality, lapse rates and interest rates, including provisions for adverse mortality. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions are based on the Company's historical experience and industry standards. Interest rate assumptions principally range from 3% to 7%. Lapse rate assumptions are based on actual and industry experience. Benefit reserves for universal life-type products represent policy account balances before applicable surrender charges.

Recognition of Earned Premiums and Related Expenses

Property and casualty insurance and health insurance premiums are recognized and earned ratably over the periods to which the premiums relate.

Traditional life insurance premiums are recognized as revenue when due. Policyholders' benefits are associated with related premiums to result in recognition of profits over the periods that the benefits are provided.

Premium revenues for universal life-type products consist of charges for the cost of insurance, policy administration and policy surrenders that have been assessed against policy account balances during the period.

Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses include provisions for future policy benefits under life insurance contracts and provisions for reported claims, estimates for claims incurred but not reported and loss adjustment expenses. Benefit payments in excess of policy account balances are expensed.

Reinsurance

In the normal course of business, the Company's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. Amounts recoverable from reinsurers for benefits and losses for which the Company's insurance subsidiaries have not been relieved of their legal obligations to the policyholder are included in Other Receivables.

Gains related to long-duration reinsurance contracts are deferred and amortized over the life of the underlying reinsured policies. Losses related to long-duration reinsurance contracts are recognized immediately. Any gain or loss associated with reinsurance agreements for which the Company's insurance subsidiaries have been legally relieved of their obligations to the policyholder is recognized in the period of relief.

Consumer Finance Revenues and Expenses

Consumer Finance Revenues include interest on Consumer Finance Receivables and Net Investment Income on Investments in Fixed Maturities made by the Company's Consumer Finance operations. Interest income on Consumer Finance Receivables is recorded as interest is earned, using the effective yield method. Net Investment Income included in Consumer Finance Revenues was $3.7 million, $4.3 million and $5.6 million in 2005, 2004 and 2003, respectively.

Consumer Finance Expenses include Interest Expense on Certificates of Deposits, Provisions for Loan Losses and General and Administrative Expenses. Interest Expense on Certificates of Deposits is recorded using the effective yield method.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

Stock-based Compensation

At December 31, 2005, the Company had five stock-based compensation plans, which are more fully described in Note 10, "Long Term Equity Compensation Plans," to the Consolidated Financial Statements. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, prospectively to all awards granted, modified or settled on or after January 1, 2003. For awards granted, modified or settled prior to January 1, 2003, the Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Accounting Changes

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. FSP FAS 106-2 provides guidance on accounting for the effects of the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Modernization Act"). The Company adopted FSP FAS 106-2 effective July 1, 2004. Pursuant to the provisions of FSP FAS 106-2, the effects of the Modernization Act were incorporated in the measurement of plan obligations on December 31, 2004, the Company's first measurement date after adoption. The adoption of FSP FAS 106-2 resulted in a reduction of the Company's Accumulated Benefit Obligation for its Postretirement Health Plan and a related actuarial gain of $6.3 million. The Company estimates that annual postretirement health plan expense decreased by $1.0 million before tax in 2005 as a result of the adoption of FSP FAS 106-2.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The Company intends to adopt SFAS No. 123(R) using the modified prospective method effective January 1, 2006. Under the modified prospective method, companies record compensation cost for new and modified awards over the requisite service period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining requisite service period of such awards. The Company previously adopted SFAS No. 123 in 2003. Accordingly, the Company estimates that the incremental effect of adoption of SFAS No. 123(R) is not material.

NOTE 3. INVESTMENTS OTHER THAN INVESTEE

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2005, were:

		GROSS UNREALIZED		
DOLLARS IN MILLIONS	AMORTIZED COST	GAINS	LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	**$ 1,370.8**	**$ 12.7**	**$ (32.3)**	**$ 1,351.2**
States, Municipalities and Political Subdivisions	**1,396.9**	**51.7**	**(1.1)**	**1,447.5**
Corporate Securities:				
Bonds and Notes	**1,213.0**	**72.5**	**(5.6)**	**1,279.9**
Redemptive Preferred Stocks	**8.0**	**0.1**	**(0.1)**	**8.0**
Investments in Fixed Maturities	**$ 3,988.7**	**$ 137.0**	**$ (39.1)**	**$ 4,086.6**

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2004, were:

		GROSS UNREALIZED		
DOLLARS IN MILLIONS	AMORTIZED COST	GAINS	LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,392.7	$ 15.0	$ (18.2)	$ 1,389.5
States, Municipalities and Political Subdivisions	1,311.0	55.3	(2.2)	1,364.1
Corporate Securities:				
Bonds and Notes	1,281.7	89.7	(1.3)	1,370.1
Redemptive Preferred Stocks	8.6	0.1	–	8.7
Investments in Fixed Maturities	$ 3,994.0	$ 160.1	$ (21.7)	$ 4,132.4

NOTE 3. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

The expected maturities of the Company's Investments in Fixed Maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2005, by contractual maturity, were:

DOLLARS IN MILLIONS	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ 231.0	$ 228.8
Due after One Year to Five Years	309.7	315.5
Due after Five Years to Fifteen Years	982.9	1,010.3
Due after Fifteen Years	2,218.9	2,287.2
Asset-Backed Securities Not Due at a Single Maturity Date	246.2	244.8
Investments in Fixed Maturities	$ 3,988.7	$ 4,086.6

At December 31, 2005, gross unrealized gains and gross unrealized losses on the Company's Investments in Northrop Preferred Stock, Northrop Common Stock and Other Equity Securities were:

DOLLARS IN MILLIONS	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Northrop Preferred Stock	$ 177.5	$ 48.2	$ –	$ 225.7
Northrop Common Stock	$ 330.7	$ 130.0	$ –	$ 460.7
Other Equity Securities:				
Preferred Stocks	$ 75.1	$ 7.9	$ (0.1)	$ 82.9
Common Stocks	227.7	105.4	(3.5)	329.6
Total Other Equity Securities	$ 302.8	$ 113.3	$ (3.6)	$ 412.5

At December 31, 2004, gross unrealized gains and gross unrealized losses on the Company's Investments in Northrop Preferred Stock, Northrop Common Stock and Other Equity Securities were:

DOLLARS IN MILLIONS	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Northrop Preferred Stock	$ 177.5	$ 56.8	$ –	$ 234.3
Northrop Common Stock	$ 341.5	$ 88.8	$ –	$ 430.3
Other Equity Securities:				
Preferred Stocks	$ 81.6	$ 10.4	$ (0.5)	$ 91.5
Common Stocks	242.1	94.5	(4.7)	331.9
Total Other Equity Securities	$ 323.7	$ 104.9	$ (5.2)	$ 423.4

NOTE 3. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

An aging of unrealized losses on the Company's investments in fixed maturities and other equity securities at December 31, 2005, is presented below:

DOLLARS IN MILLIONS	LESS THAN 12 MONTHS FAIR VALUE	LESS THAN 12 MONTHS UNREALIZED LOSSES	12 MONTHS OR LONGER FAIR VALUE	12 MONTHS OR LONGER UNREALIZED LOSSES	TOTAL FAIR VALUE	TOTAL UNREALIZED LOSSES
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 583.1	$ (10.8)	$ 636.1	$ (21.5)	$ 1,219.2	$ (32.3)
States, Municipalities and Political Subdivisions	98.7	(0.9)	6.3	(0.2)	105.0	(1.1)
Corporate Securities:						
Bonds and Notes	231.6	(5.3)	5.6	(0.3)	237.2	(5.6)
Redemptive Preferred Stocks	1.2	–	1.5	(0.1)	2.7	(0.1)
Total Fixed Maturities	914.6	(17.0)	649.5	(22.1)	1,564.1	(39.1)
Other Equity Securities:						
Preferred Stocks	2.4	–	5.4	(0.1)	7.8	(0.1)
Common Stocks	31.7	(2.9)	8.6	(0.6)	40.3	(3.5)
Total Other Equity Securities	34.1	(2.9)	14.0	(0.7)	48.1	(3.6)
Total	$ 948.7	$ (19.9)	$ 663.5	$ (22.8)	$ 1,612.2	$ (42.7)

An aging of unrealized losses on the Company's investments in fixed maturities and other equity securities at December 31, 2004, is presented below:

DOLLARS IN MILLIONS	LESS THAN 12 MONTHS FAIR VALUE	LESS THAN 12 MONTHS UNREALIZED LOSSES	12 MONTHS OR LONGER FAIR VALUE	12 MONTHS OR LONGER UNREALIZED LOSSES	TOTAL FAIR VALUE	TOTAL UNREALIZED LOSSES
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 630.8	$ (6.3)	$ 371.2	$ (11.9)	$ 1,002.0	$ (18.2)
States, Municipalities and Political Subdivisions	87.0	(1.0)	46.1	(1.2)	133.1	(2.2)
Corporate Securities:						
Bonds and Notes	90.1	(0.8)	26.2	(0.5)	116.3	(1.3)
Redemptive Preferred Stocks	1.7	–	0.3	–	2.0	–
Total Fixed Maturities	809.6	(8.1)	443.8	(13.6)	1,253.4	(21.7)
Other Equity Securities:						
Preferred Stocks	14.9	(0.5)	–	–	14.9	(0.5)
Common Stocks	44.5	(4.6)	2.4	(0.1)	46.9	(4.7)
Total Other Equity Securities	59.4	(5.1)	2.4	(0.1)	61.8	(5.2)
Total	$ 869.0	$ (13.2)	$ 446.2	$ (13.7)	$ 1,315.2	$ (26.9)

Unrealized losses on fixed maturities were $39.1 million at December 31, 2005, including $32.3 million concentrated in U.S. Government and Government Agencies and Authorities, which the Company fully expects to recover.

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Based on evaluations at December 31, 2005 and 2004, of the prospects of the issuers, including, but not limited to, the Company's intentions to sell or ability to hold the investments, the length of time and magnitude of the unrealized loss, and the credit ratings of the issuers of the investments in the above fixed maturities, the Company concluded that the declines in the fair values of the Company's investments in fixed maturities at the respective evaluation dates are temporary.

For substantially all equity securities with an unrealized loss that has continued for more than 12 months, such unrealized loss was less than 10% of the Company's carrying value of each equity security, which the Company expects to recover. The Company considers various factors

NOTE 3. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

when considering if a decline in the fair value of an equity security is other than temporary including, but not limited to:

a) The length of time and magnitude of the unrealized loss;
b) The volatility of the investment;
c) Analyst recommendations and price targets;
d) Opinions of the Company's external investment managers;
e) Market liquidity; and
f) The Company's intentions to sell or ability to hold the investments.

Based on evaluations of these factors at December 31, 2005 and 2004, the Company concluded that the declines in the fair values of the Company's investments in equity securities at the respective evaluation dates are temporary.

NOTE 4. INVESTMENT IN INVESTEE

The Company's investment in the common stock of Intermec, Inc., formerly known as UNOVA, Inc. ("Intermec"), is accounted for under the equity method of accounting and reported as Investment in Investee in the Company's Consolidated Balance Sheets. The carrying value, fair value and approximate voting percentage, based on the most recent publicly available data, for the Company's Investment in Investee at December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	2005	2004
Carrying Value	**$ 80.4**	$ 71.9
Fair Value	**$ 427.8**	$ 320.1
Approximate Voting Percentage	**20.2%**	20.8%

Equity in Net Income (Loss) of Investee was income of $5.3 million, income of $3.6 million and a loss of $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Prior to the periods presented in the Consolidated Financial Statements, the Company determined that a decline in the fair value of its investment in Intermec was other than temporary under applicable accounting standards. Accordingly, the Company reduced the carrying value of its investment in Intermec to its then current estimated realizable value and allocated the reduction to the Company's proportionate share of Intermec's non-current assets. Accordingly, the Company's reported equity in the net income (loss) of Intermec differs from the Company's proportionate share of Intermec's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets. During the first quarter of 2005, the Company estimated that Intermec had subsequently fully recognized in its financial statements the amortization, depreciation or write-downs of such non-current assets. Accordingly, for periods beginning after the first quarter of 2005, Equity in Net Income of Investee equals the Company's proportionate share of Intermec's results. The fair value of the Company's investment in Intermec subsequently recovered such that the fair value exceeded the carrying value of the Company's investment in Intermec by $347.4 million and $248.2 million at December 31, 2005 and 2004, respectively. In accordance with applicable accounting standards, such excess is not recorded in the Consolidated Financial Statements.

Investments in Fixed Maturities at December 31, 2004, included investments in Intermec's publicly traded notes payable with a par value of $5.0 million. The notes matured in March 2005.

NOTE 5. CONSUMER FINANCE RECEIVABLES AND CERTIFICATES OF DEPOSITS

Consumer Finance Receivables consists primarily of loans, which are secured by automobiles, to residents of California and other western and midwestern states. Consumer Finance Receivables is stated net of unearned discount, loan fees and reserve for loan losses.

The components of Consumer Finance Receivables at December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	2005	2004
Sales Contracts and Loans Receivables	**$ 1,213.9**	$ 1,074.6
Unearned Discounts and Deferred Fees	**(41.8)**	(46.5)
Reserve for Loan Losses	**(62.6)**	(56.6)
Consumer Finance Receivables	**$ 1,109.5**	$ 971.5

NOTE 5. CONSUMER FINANCE RECEIVABLES AND CERTIFICATES OF DEPOSITS [CONTINUED]

An aging of Consumer Finance Receivables at December 31, 2005 and 2004, is presented below:

DOLLARS IN MILLIONS	DEC. 31, 2005 AMOUNT	DEC. 31, 2005 AS A PERCENTAGE OF GROSS CONSUMER FINANCE RECEIVABLES	DEC. 31, 2004 AMOUNT	DEC. 31, 2004 AS A PERCENTAGE OF GROSS CONSUMER FINANCE RECEIVABLES
Current	$ 746.1	63.7%	$ 675.3	65.7%
Past Due:				
Less than 30 Days	280.0	23.9	243.8	23.7
30 Days to 59 Days	97.4	8.3	73.4	7.1
60 Days to 89 Days	34.0	2.9	25.1	2.5
90 Days and Greater	14.6	1.2	10.5	1.0
Gross Consumer Finance Receivables	1,172.1	100.0%	1,028.1	100.0%
Reserve for Loan Losses	(62.6)		(56.6)	
Consumer Finance Receivables	$ 1,109.5		$ 971.5	

Activity in the Reserve for Loan Losses for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Reserve for Loan Losses—At Beginning of Year	$ 56.6	$ 51.8	$ 45.1
Provision for Loan Losses	47.4	45.8	54.4
Net Charge-off:			
Consumer Finance Receivables Charged-off	(82.5)	(77.9)	(74.7)
Consumer Finance Receivables Recovered	41.1	36.9	27.0
Net Charge-off	(41.4)	(41.0)	(47.7)
Reserve for Loan Losses—At End of Year	$ 62.6	$ 56.6	$ 51.8

The weighted-average interest rates on Certificates of Deposits were 3.95% and 3.52% at December 31, 2005 and 2004, respectively. The range of interest rates on Certificates of Deposits was 1.20% to 6.60% at December 31, 2005 and 0.15% to 7.60% at December 31, 2004. Certificates of Deposits are generally fixed in maturity. The contractual maturities of Certificates of Deposits at December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	2005	2004
Due in One Year or Less	$ 482.6	$ 334.8
Due after One Year to Three Years	333.3	283.6
Due after Three Years to Five Years	242.4	277.6
Due after Five Years	16.0	26.4
Total Certificates of Deposits	$ 1,074.3	$ 922.4

NOTE 6. PROPERTY AND CASUALTY INSURANCE RESERVES

Property and Casualty Insurance Reserve activity for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification—At Beginning of Year	**$ 1,281.8**	$ 1,101.0	$ 883.4
Incurred Losses and LAE related to:			
Current Year	**1,398.3**	1,351.0	1,388.4
Prior Years	**(92.1)**	(39.0)	2.8
Total Incurred Losses and LAE	**1,306.2**	1,312.0	1,391.2
Paid Losses and LAE related to:			
Current Year	**786.9**	726.0	772.0
Prior Years	**486.6**	405.2	401.6
Total Paid Losses and LAE	**1,273.5**	1,131.2	1,173.6
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification—At End of Year	**$ 1,314.5**	$ 1,281.8	$ 1,101.0

Property and Casualty Insurance Reserves are estimated based on historical experience patterns and current economic trends. Actual loss experience and loss trends are likely to differ from these historical experience patterns and economic conditions. Loss experience and loss trends emerge over several years from the dates of loss inception. The Company monitors such emerging loss trends. Upon concluding, based on the data available, that an emerging loss trend will continue, the Company adjusts its property and casualty insurance reserves to reflect such trend. Changes in such estimates are included in the Consolidated Statement of Income in the period of change.

In 2005, the Company reduced its property and casualty insurance reserves by $92.1 million to record favorable development of losses and LAE from prior accident years. Personal lines insurance losses and LAE and commercial lines insurance losses and LAE developed favorably by $73.1 million and $19.0 million, respectively, in 2005. The reserve reductions were primarily due to the emergence of more favorable loss trends than expected for the 2004 and 2003 accident years, partially due to improvements in the Company's claims handling procedures.

In 2004, the Company reduced its property and casualty insurance reserves by $39.0 million to record favorable development of losses and LAE from prior accident years. Personal lines insurance losses and LAE and commercial lines insurance losses and LAE developed favorably by $29.7 million and $9.3 million, respectively, in 2004. The reserve reductions were primarily due to favorable development of the 2003 accident year.

The Company cannot predict whether or not losses and LAE will develop favorably or unfavorably from the amounts reported in the Company's consolidated financial statements. However, the Company believes that such development will not have a material effect on the Company's consolidated financial position, but could have a material effect on the Company's consolidated financial results for a given period.

Reinsurance Recoverables were $217.0 million and $228.9 million at December 31, 2005 and 2004, respectively. The Company's reinsurance recoverables are concentrated with several reinsurers, the vast majority of which are highly rated by one or more of the principal investor and/or insurance company rating agencies. While most of the reinsurance recoverables were unsecured at December 31, 2005 and 2004, the agreements with the reinsurers generally provide for some form of collateralization upon the occurrence of certain events.The largest reinsurance recoverable is from General Security National Insurance Company ("GSNIC"), a subsidiary of SCOR Reinsurance Company ("SCOR"). In 2002, the Company acquired two insurance companies from SCOR. Under the agreement governing the acquisition of these insurance companies, SCOR and/or GSNIC are responsible for all liabilities of these insurance companies incurred prior to the acquisition. Reinsurance Recoverables at December 31, 2005 and 2004, included $131.8 million and $180.9 million, respectively, from GSNIC.

NOTE 7. NOTES PAYABLE

Total debt outstanding at December 31, 2005 and 2004, was:

DOLLARS IN MILLIONS	2005	2004
Senior Notes at Amortized Cost:		
5.75% Senior Notes due July 1, 2007	$ **299.0**	$ 298.3
4.875% Senior Notes due November 1, 2010	**198.5**	198.3
Mortgage Note Payable at Amortized Cost	**6.1**	6.2
Total Debt Outstanding	$ **503.6**	$ 502.8

Interest Paid, including facility fees, for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Notes Payable under Revolving Credit Agreements	$ **0.7**	$ 0.5	$ 1.9
Senior Notes:			
5.75% Senior Notes due July 1, 2007	**17.2**	17.2	17.2
4.875% Senior Notes due November 1, 2010	**9.8**	9.8	–
Mortgage Note Payable	**0.4**	0.2	–
Total Interest Paid	$ **28.1**	$ 27.7	$ 19.1

Interest Expense, including facility fees and accretion of discount, for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Notes Payable under Revolving Credit Agreements	$ **0.5**	$ 0.4	$ 1.9
Senior Notes:			
5.75% Senior Notes due July 1, 2007	**17.9**	17.9	17.8
4.875% Senior Notes due November 1, 2010	**10.0**	10.0	1.7
Mortgage Note Payable	**0.4**	0.2	–
Total Interest Expense	$ **28.8**	$ 28.5	$ 21.4

On June 24, 2005, the Company entered into a five-year, $325 million, unsecured, revolving credit agreement, expiring June 30, 2010, with a group of financial institutions. The agreement provides for fixed and floating rate advances for periods up to one year at various interest rates. The agreement also contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's largest insurance subsidiaries. The proceeds from advances under the revolving credit facility may be used for general corporate purposes. The new revolving credit agreement replaced the Company's former $360 million revolving credit agreement which would have expired on August 30, 2005, but was terminated as of June 24, 2005. The Company had no outstanding advances under its unsecured revolving credit agreements at December 31, 2005 and 2004.

On October 30, 2003, the Company issued $200 million of its 4.875% senior notes due November 1, 2010 (the "4.875% Senior Notes"). The 4.875% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. The Company issued the 4.875% Senior Notes in exchange for proceeds of $198.0 million, net of transaction costs, for an effective yield of 5.04%. The Unitrin Parent Company used the proceeds from the notes to fund the purchase of Northrop common stock from one of its subsidiaries and to repay borrowings outstanding under its revolving credit agreement.

The Company issued $300 million of its 5.75% senior notes due July 1, 2007 (the "5.75% Senior Notes") in 2002, at an effective yield of 5.99%. The 5.75% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices.

On June 23, 2004, the Company acquired certain investment real estate for $5.3 million in cash and the assumption of an existing mortgage note payable of $6.3 million.

NOTE 8. LEASES

The Company leases certain office space under non-cancelable operating leases, with initial terms typically ranging from 1 to 10 years, along with options that permit renewals for additional periods. The Company also leases certain equipment under non-cancelable operating leases, with initial terms typically ranging from 1 to 5 years. Minimum rent is expensed on a straight-line basis over the term of the lease.

Net rental expense for operating leases for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Minimum Rental Expense	$ 29.7	$ 25.2	$ 23.9
Contingent Rental Expense	0.3	1.3	1.0
Less: Sublease Rental Income	(0.1)	–	(0.1)
Net Rental Expense	$ 29.9	$ 26.5	$ 24.8

Future minimum lease payments under capital and operating leases at December 31, 2005 were:

DOLLARS IN MILLIONS	CAPITAL LEASES	OPERATING LEASES
2006	$ 1.5	$ 29.3
2007	0.3	25.3
2008	0.3	18.1
2009	0.3	13.2
2010	0.3	10.6
2011 and Thereafter	0.3	22.1
Total Future Payments	$ 3.0	$ 118.6

Imputed interest for capital leases is not material.

NOTE 9. SHAREHOLDERS' EQUITY

The Company is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2005 and 2004.

On August 3, 1994, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock of the Company, pursuant to a shareholder rights plan (the "1994 Rights").

On August 4, 2004, the Company's Board of Directors decided to extend for an additional 10 years the protections provided by the shareholder rights plan previously adopted in 1994. In order to implement the extension, the Company's Board of Directors declared a dividend distribution of one new right for each outstanding share of Unitrin common stock to shareholders of record at the close of business on August 16, 2004 (the "2004 Rights"). The 2004 Rights replaced the 1994 Rights which had expired in accordance with their terms on August 3, 2004. The description and terms of the 2004 Rights are set forth in a rights agreement between the Company and Wachovia Bank, National Association, as rights agent.

At December 31, 2005, there are approximately 2.5 million shares of the Company's outstanding common stock that can be repurchased under the outstanding repurchase authorization of the Company's Board of Directors. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company repurchased and retired approximately 1.0 million shares of its common stock in open market transactions at an aggregate cost of approximately $48.9 million in 2005. Common Stock, Paid-in Capital and Retained Earnings were reduced on a pro rata basis for the cost of the repurchased shares.

Various state insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. Unitrin's subsidiaries, Trinity Universal Insurance Company ("Trinity"), United Insurance Company of America ("United"), The Reliable Life Insurance Company ("Reliable"), Fireside Securities Corporation ("Fireside") and Southern States General Agency, paid dividends of $299.5 million in cash and $50 million in Northrop common stock to the Unitrin Parent Company in 2005. In addition, United distributed its subsidiary, Union National Life Insurance Company ("Union National") to the Unitrin Parent Company. In 2006, the Company's subsidiaries would be able to pay approximately $238 million in dividends to the Company without prior regulatory approval. Retained Earnings at December 31, 2005, also includes $47.8 million representing the undistributed earnings of investee.

NOTE 9. SHAREHOLDERS' EQUITY [CONTINUED]

The Company's insurance subsidiaries are required to file financial statements prepared on the basis of statutory insurance accounting practices which is a comprehensive basis of accounting other than GAAP. Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries was approximately $340 million and was $326 million at December 31, 2005 and 2004, respectively. Statutory Capital and Surplus for the Company's Property and Casualty Insurance subsidiaries was approximately $1,190 million and was $1,061 million at December 31, 2005 and 2004, respectively. Statutory Net Income for the Company's Life and Health Insurance subsidiaries was approximately $52 million, was $29 million and was $2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Statutory Net Income for the Company's Property and Casualty Insurance subsidiaries was approximately $112 million, was $99 million and was $28 million for the years ended December 31, 2005, 2004 and 2003, respectively. Statutory Capital and Surplus and Statutory Net Income exclude the Company's Consumer Finance and Parent Company operations.

NOTE 10. LONG TERM EQUITY COMPENSATION PLANS

Unitrin has adopted a number of long-term equity based compensation plans to attract, motivate and retain key employees and/or Directors. The Company's stock option plans provide for the grant of stock options and stock settled stock appreciation rights ("SARs"). In addition, restricted stock and restricted stock units may be granted under the Company's 2005 Restricted Stock and Restricted Stock Unit Plan. Options outstanding and available for future grants under all of the Company's stock option plans at December 31, 2005, are:

	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS AVAILABLE FOR FUTURE GRANT
1995 Director Plan	**161,486**	**$ 40.42**	**176,000**
2002 Option Plan	**2,160,966**	**42.09**	**2,444,219**
1997 Option Plan	**2,446,303**	**42.83**	**80,709**
1990 Option Plan	**412,420**	**44.93**	**–**
Total Stock Option Plans	**5,181,175**	**$ 42.61**	**2,700,928**

The Company has four stock option plans, all of which have been approved by shareholders:

1) Unitrin, Inc. 1995 Non-Employee Director Stock Option Plan (the "1995 Director Plan");
2) Unitrin, Inc. 2002 Stock Option Plan (the "2002 Option Plan");
3) 1997 Stock Option Plan (the "1997 Option Plan"); and
4) 1990 Stock Option Plan (the "1990 Option Plan").

Under the 1995 Director Plan, directors of the Company who are not employees and who first became non-employee directors after November 1, 1993, and each director who has retired as an employee of the Company will be granted an initial option to purchase 4,000 shares of the Company's common stock. Thereafter, on the date of each of the Company's annual meetings of shareholders, each such eligible director automatically receives annual grants of options to purchase the same number of shares for so long as they remain eligible directors. Options granted under the 1995 Director Plan are exercisable one year from the date of grant at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire 10 years from the date of grant.

Under the 2002 Option Plan, the 1997 Option Plan and the 1990 Option Plan, options to purchase shares of Unitrin common stock may be granted to executives and other key employees (including employee directors) and other key persons providing services to the Company and its subsidiaries or its affiliates ("participants"). The Compensation Committee of the Board of Directors, at its discretion, may grant either incentive stock options, non-qualified stock options, or stock appreciation rights pursuant to either the 2002 Option Plan, the 1997 Option Plan or the 1990 Option Plan. The Compensation Committee, or its authorized designee, has sole discretion to determine the persons to whom options are granted, the number of shares covered by such options and the exercise price, vesting and expiration dates of such options. Options are non-transferable and are exercisable in installments. Prior to 2003, only non-qualified stock options had been granted under the 2002 Option Plan, the 1997 Option Plan and the 1990 Option Plan. Beginning in 2003, the Company granted non-qualified stock options coupled with tandem stock appreciation rights ("Tandem SARs"). A Tandem SAR permits the holder to exercise either the underlying Option or the Tandem SAR, but not both. All Tandem SARs are settled in Unitrin common stock upon exercise.

To encourage stock ownership, the Company's four stock option plans include provisions to automatically grant restorative, or reload stock options ("Restorative Options") to replace shares of previously owned Unitrin common stock that an exercising option holder surrenders, either actually or constructively, in order to satisfy the exercise price and/or tax withholding obligations relating to the exercise. Restorative Options are subject to the same terms and conditions as the

NOTE 10. LONG TERM EQUITY COMPENSATION PLANS [CONTINUED]

original options, including the expiration date, except that the exercise price of a Restorative Option is equal to the fair market value of Unitrin common stock on the date of its grant. Restorative Options cannot be exercised until six months after the date of grant. The grant of a Restorative Option does not result in an increase in the total number of shares and options held by an employee but changes the mix of the two.

On May 4, 2005, the Company's shareholders approved the Unitrin, Inc. 2005 Restricted Stock and Restricted Stock Unit Plan. Under this plan restricted stock and restricted stock units may be granted to all eligible employees. Recipients of restricted stock are entitled to full dividend and voting rights and all awards are subject to forfeiture until certain restrictions have lapsed. As of December 31, 2005, 750 shares of restricted stock having a weighted-average fair value of $47.06 were awarded and 999,250 common shares remain available for future grants.

The Company recognized compensation expense of $11.9 million before tax in 2005, $8.5 million before tax in 2004 and $2.8 million before tax in 2003 under SFAS No. 123.

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT YEAR END	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT YEAR END	WEIGHTED-AVERAGE EXERCISE PRICE
$21.2801 – $26.6000	**355,144**	**6.7**	**$25.2447**	**142,519**	**$25.0713**
26.6001 – 31.9200	**87,233**	**4.5**	**30.0135**	**82,233**	**30.0144**
31.9201 – 37.2400	**522,275**	**3.9**	**33.8466**	**522,275**	**33.8466**
37.2401 – 42.5600	**602,171**	**6.0**	**41.7070**	**602,171**	**41.7070**
42.5601 – 47.8800	**2,892,644**	**6.6**	**44.8328**	**1,496,220**	**45.2022**
47.8801 – 53.2000	**721,708**	**5.0**	**50.8966**	**148,327**	**49.4843**

The Black-Scholes option pricing model was used to estimate the fair value of each option on the date granted. The assumptions used in the pricing model were as follows:

	2005	2004	2003
RANGE OF VALUATION ASSUMPTIONS			
Expected Volatility	**19.31% – 24.26%**	19.96% – 25.32%	20.76% – 26.00%
Risk Free Interest Rate	**2.66% – 4.38%**	1.05% – 4.62%	0.99% – 3.83%
Expected Dividend Yield	**4.44% – 4.65%**	4.64% – 4.66%	4.24% – 4.65%
WEIGHTED-AVERAGE EXPECTED LIFE			
Employee Grants	**1–7 years**	1–7 years	1–7 years
Director Grants	**8 years**	8 years	8 years

NOTE 10. LONG TERM EQUITY COMPENSATION PLANS [CONTINUED]

Option and SAR activity for years ended December 31, 2005, 2004 and 2003, is presented below:

	2005		2004		2003	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding, January 1,	**5,302,180**	**$ 38.17**	5,719,488	$ 34.69	5,366,378	$ 35.74
Granted	**2,659,081**	**46.45**	2,072,876	43.44	1,609,430	29.18
Exercised	**(2,659,995)**	**37.86**	(2,401,139)	34.48	(875,861)	30.60
Cancelled	**(120,091)**	**36.69**	(89,045)	37.05	(380,459)	35.65
Outstanding, December 31,	**5,181,175**	**$ 42.61**	5,302,180	$ 38.17	5,719,488	$ 34.69
Exercisable, December 31,	**2,993,745**		3,441,529		3,666,927	

Options granted for the year ended December 31, 2005, were comprised of:

	NUMBER OF SHARES		
	INITIAL GRANTS	RESTORATIVE GRANTS	TOTAL GRANTS
Granted in 2005:			
With Tandem SARs	**846,000**	**419,720**	**1,265,720**
Without Tandem SARs	**32,000**	**1,361,361**	**1,393,361**
Total Options Granted in 2005	**878,000**	**1,781,081**	**2,659,081**
Weighted-Average Fair Value			**$ 4.95**

Options granted for the year ended December 31, 2004, were comprised of:

	NUMBER OF SHARES		
	INITIAL GRANTS	RESTORATIVE GRANTS	TOTAL GRANTS
Granted in 2004:			
With Tandem SARs	817,000	172,860	989,860
Without Tandem SARs	32,000	1,051,016	1,083,016
Total Options Granted in 2004	849,000	1,223,876	2,072,876
Weighted-Average Fair Value			$ 4.92

Options granted for the year ended December 31, 2003, were comprised of:

	NUMBER OF SHARES		
	INITIAL GRANTS	RESTORATIVE GRANTS	TOTAL GRANTS
Granted in 2003:			
With Tandem SARs	991,500	115,002	1,106,502
Without Tandem SARs	32,000	470,928	502,928
Total Options Granted in 2003	1,023,500	585,930	1,609,430
Weighted-Average Fair Value			$ 3.66

NOTE 11. NET INCOME PER SHARE

Net Income Per Share and Net Income Per Share Assuming Dilution for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004	2003
Net Income	$ **255.5**	$ 240.2	$ 123.6
Dilutive Effect on Net Income from Investee's Equivalent Shares	**–**	(0.1)	–
Net Income Assuming Dilution	$ **255.5**	$ 240.1	$ 123.6
Weighted-Average Common Shares Outstanding	**69.0**	68.4	67.6
Dilutive Effect of Unitrin Stock Option Plans	**0.5**	0.5	0.1
Weighted-Average Common Shares and Equivalent Shares Outstanding Assuming Dilution	**69.5**	68.9	67.7
Net Income Per Share	$ **3.70**	$ 3.51	$ 1.83
Net Income Per Share Assuming Dilution	$ **3.67**	$ 3.48	$ 1.82

Options outstanding at December 31, 2005, 2004 and 2003, to purchase 1.3 million, 0.2 million and 2.0 million common shares, respectively, of Unitrin common stock were excluded from the computation of Net Income Per Share Assuming Dilution in 2005, 2004 and 2003, respectively, because the exercise price exceeded the average market price.

NOTE 12. OTHER COMPREHENSIVE INCOME (LOSS)

Other Comprehensive Income (Loss) for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Gross Unrealized Holding Gains (Losses) Arising During Year from:			
Fixed Maturities	$ **(42.0)**	$ 36.4	$ (21.9)
Northrop Preferred Stock	**(8.6)**	13.4	2.0
Northrop Common Stock	**45.2**	70.3	(13.2)
Other Equity Securities	**25.0**	41.9	60.7
Other	**0.3**	(0.5)	4.9
Gross Unrealized Holding Gains (Losses) Arising During Year	**19.9**	161.5	32.5
Income Tax Benefit (Expense)	**(6.9)**	(56.5)	(11.3)
Unrealized Holding Gains (Losses) Arising During Year, Net	**13.0**	105.0	21.2
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income:			
Fixed Maturities	**1.4**	(1.1)	(10.3)
Northrop Common Stock	**(4.0)**	(43.2)	(7.2)
Other Equity Securities	**(14.9)**	(32.3)	(17.9)
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income	**(17.5)**	(76.6)	(35.4)
Income Tax Expense (Benefit)	**6.1**	26.7	12.4
Reclassification Adjustment for (Gains) Losses Realized in Net Income, Net	**(11.4)**	(49.9)	(23.0)
Other Comprehensive Income (Loss)	$ **1.6**	$ 55.1	$ (1.8)

Investment in Investee is accounted for under the equity method of accounting and, accordingly, unrealized changes in the fair value of Investment in Investee is excluded from the determination of Total Comprehensive Income and Other Comprehensive Income (Loss).

NOTE 13. INCOME FROM INVESTMENTS

Net Investment Income for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Investment Income:			
Interest and Dividends on Fixed Maturities	**$ 209.0**	$ 196.9	$ 171.1
Dividends on Northrop Preferred Stock	**12.4**	12.4	12.4
Dividends on Northrop Common Stock	**8.0**	8.7	12.3
Dividends on Other Equity Securities	**11.7**	12.7	12.3
Short-term	**13.3**	5.2	5.0
Real Estate	**25.3**	24.8	24.3
Other	**22.8**	20.0	13.0
Total Investment Income	**302.5**	280.7	250.4
Investment Expenses:			
Real Estate	**19.2**	18.3	17.2
Other	**1.2**	1.2	1.3
Total Investment Expenses	**20.4**	19.5	18.5
Net Investment Income	**$ 282.1**	$ 261.2	$ 231.9

The components of Net Realized Investment Gains for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Fixed Maturities:			
Gains on Dispositions	**$ 2.7**	$ 1.8	$ 13.6
Losses on Dispositions	**(1.7)**	(0.6)	(0.7)
Losses from Write-downs	**(2.4)**	(0.1)	(2.5)
Northrop Common Stock:			
Gains on Dispositions	**4.0**	43.2	7.2
Other Equity Securities:			
Gains on Dispositions	**25.8**	39.0	38.6
Losses on Dispositions	**(3.0)**	(0.9)	(2.5)
Losses from Write-downs	**(7.9)**	(5.8)	(18.0)
Real Estate:			
Gains on Dispositions	**39.4**	1.9	–
Losses from Write-downs	**–**	–	(1.8)
Other Investments:			
Gains on Dispositions	**0.4**	0.4	0.3
Losses on Dispositions	**(0.4)**	(0.4)	(0.3)
Net Realized Investment Gains	**$ 56.9**	$ 78.5	$ 33.9

NOTE 13. INCOME FROM INVESTMENTS [CONTINUED]

Net Realized Investment Gains for the year ended December 31, 2005, includes pretax gains of $4.0 million from sales of a portion of the Company's investment in Northrop common stock, pretax gains of $10.8 million resulting from sales of a portion of the Company's investment in Baker Hughes, Inc. ("Baker Hughes") common stock, and pretax gains of $5.3 million from sales of a portion of the Company's investment in Hartford Financial Services Group, Inc. ("Hartford") common stock. The fair values of the Company's remaining investments in Northrop's common stock, Baker Hughes' common stock and Hartford's common stock were $460.7 million, $48.7 million and $19.3 million, respectively, at December 31, 2005. The other gains and losses from sales of equity securities included in Net Realized Investment Gains were due to sales of investments in 41 different issuers.

Net Realized Investment Gains for the year ended December 31, 2004, includes pretax gains of $43.2 million from sales of a portion of the Company's investment in Northrop common stock, pretax gains of $27.0 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock, and pretax gains of $3.9 million from sales of a portion of the Company's investment in Hartford common stock. The other gains and losses from sales of equity securities included in Net Realized Investment Gains were due to sales of investments in 32 different issuers.

Net Realized Investment Gains for the year ended December 31, 2003, includes Gains on Dispositions of Fixed Maturities of $13.6 million, including recoveries from sales on fixed maturities written down in prior years. Net Realized Investment Gains for the year ended December 31, 2003, includes pretax gains of $12.0 million resulting from the sale of the Company's investment in ITT Industries, Inc. common stock, pretax gains of $7.2 million from sales of a portion of the Company's investment in Northrop common stock, pretax gains of $6.6 million from sales of the Company's investment in Insurance Services Office, Inc. common stock, pretax gains of $5.7 million from sales of a portion of the Company's investment in Hartford common stock, and pretax gains of $4.4 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock. The other gains and losses from sales of equity securities included in Net Realized Investment Gains were due to sales of investments in 54 different issuers. Net Realized Investment Gains for the year ended December 31, 2003, includes a pretax loss of $1.8 million to write down investment real estate.

NOTE 14. INSURANCE EXPENSES

Insurance Expenses for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Commissions	**$ 445.5**	$ 447.0	$ 452.5
General Expenses	**337.7**	347.0	357.6
Taxes, Licenses and Fees	**50.1**	50.0	50.0
Total Costs Incurred	**833.3**	844.0	860.1
Policy Acquisition Costs:			
Deferred	**(350.5)**	(343.6)	(351.0)
Amortized	**334.7**	323.6	335.0
Net Policy Acquisition Costs Deferred	**(15.8)**	(20.0)	(16.0)
Insurance Expenses	**$ 817.5**	$ 824.0	$ 844.1

NOTE 15. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the Company's Net Deferred Tax Liability at December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	2005	2004
Deferred Tax Assets:		
Insurance Reserves	$ 68.9	$ 68.5
Unearned Premium Reserves	56.1	53.7
Tax Capitalization of Policy Acquisition Costs	67.9	66.0
Reserve for Loan Losses	26.4	23.6
Payroll and Employee Benefit Accruals	17.3	18.0
Postretirement Benefits Other Than Pensions	25.9	26.9
Other	27.7	25.3
Total Deferred Tax Assets	290.2	282.0
Deferred Tax Liabilities:		
Deferred Policy Acquisition Costs	153.7	148.1
Fixed Maturities	35.9	51.7
Northrop Preferred Stock	76.9	79.9
Northrop Common Stock	157.4	146.5
Other Equity Securities	39.0	36.6
Investee (Intermec)	23.8	21.3
Like Kind Real Estate Exchanges	21.9	7.5
Pension	11.4	3.5
Other	20.4	21.8
Total Deferred Tax Liability	540.4	516.9
Net Deferred Tax Liability	$ 250.2	$ 234.9

DOLLARS IN MILLIONS	2005	2004
Amounts Presented in Balance Sheet:		
Deferred Tax:		
Deferred State Tax Asset Included in Other Assets	$ 6.9	$ 6.2
Deferred Tax Liability	257.1	241.1
Net Deferred Tax Liability	$ 250.2	$ 234.9
Current Taxes:		
State Tax Asset Included in Other Assets	$ 1.2	$ 0.2
Accrued Tax Liability	15.7	16.0
Net Accrued Tax Liability	$ 14.5	$ 15.8

A deferred tax asset valuation allowance was not required as of December 31, 2005 and 2004. Income taxes paid were $64.3 million and $254.2 million in 2005 and 2004, respectively. Income taxes recovered were $1.4 million in 2003.

At December 31, 2004, the Company had not provided Federal income taxes on approximately $192 million of income earned prior to 1984 by certain of the Company's life insurance subsidiaries (the "Pre-1984 Undistributed Income"). Under tax laws applicable to years 2004 and prior, such income would not be subject to Federal income taxes under certain circumstances. Federal income taxes could have been incurred on such income if it had been distributed to shareholders or if other limitations were not met. The American Jobs Creation Act of 2004 ("AJCA") has effectively suspended the taxation of this income for years 2005 and 2006. Furthermore, to the extent qualifying distributions can be made in 2005 and/or 2006 out of the affected life insurance subsidiaries, the Company can eliminate any or all of this income that would potentially be subject to tax in years after 2006. During 2005, certain of these life insurance subsidiaries paid dividends to Unitrin, which reduced the Pre-1984 Undistributed Income to $15 million. There was no impact on income tax expense for the year ended December 31, 2005,

NOTE 15. INCOME TAXES [CONTINUED]

due to the suspension of taxation described above. The Company anticipates that, subject to regulatory approval, one of the Company's affected life insurance subsidiaries will make qualifying distributions before December 31, 2006, in order to eliminate all of the remaining Pre-1984 Undistributed Income. The Company currently does not expect to incur income taxes on such qualifying distributions due to the suspension of taxation described above.

Comprehensive Income Tax Expense included in the Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Income Tax Expense	$ **82.7**	$ 98.9	$ 34.1
Equity in Net Income (Loss) of Investee	**2.9**	2.0	(0.7)
Equity in Other Comprehensive Income of Investee	**0.1**	0.6	0.6
Unrealized Appreciation on Securities	**0.7**	29.2	(1.7)
Tax Effects from Exercise of Stock Options included in Paid-in Capital	**(8.0)**	(6.7)	(1.5)
Other Tax Effects included in Paid-in Capital	**(0.1)**	(0.9)	–
Comprehensive Income Tax Expense	$ **78.3**	$ 123.1	$ 30.8

The components of Income Tax Expense for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Current Tax Expense	$ **71.0**	$ 219.4	$ 65.5
Deferred Tax Expense (Benefit)	**11.7**	(120.5)	(31.4)
Income Tax Expense	$ **82.7**	$ 98.9	$ 34.1

A reconciliation of the Statutory Federal Income Tax Expense and Rate to the Company's Effective Income Tax Expense and Rate for the years ended December 31, 2005, 2004 and 2003, was:

	2005		2004		2003	
DOLLARS IN MILLIONS	AMOUNT	RATE	AMOUNT	RATE	AMOUNT	RATE
Statutory Federal Income Tax Expense and Rate	$ **116.5**	**35.0%**	$ 117.4	35.0%	$ 55.6	35.0%
Tax Exempt Income and Dividends Received Deduction	**(23.9)**	**(7.2)**	(21.0)	(6.3)	(17.8)	(11.2)
State Income Taxes	**3.9**	**1.2**	3.7	1.1	2.9	1.8
Other, Net	**(13.8)**	**(4.2)**	(1.2)	(0.3)	(6.6)	(4.1)
Effective Income Tax Expense and Rate	$ **82.7**	**24.8%**	$ 98.9	29.5%	$ 34.1	21.5%

For the years ended December 31, 2005 and 2004, all of the Company's subsidiaries are eligible to file a consolidated Federal income tax return with the Company. For the year ended December 31, 2003, the Company filed a consolidated Federal income tax return with all of its subsidiaries except for The Reliable Life Insurance Company and its subsidiaries, and NationalCare Insurance Company and its subsidiaries.

During 2005, a benefit of approximately $14 million was recorded primarily for Federal income tax adjustments related to the tax years ended December 31, 2002 and December 31, 2001. During the fourth quarter of 2005, the Company received notification from the Department of the Treasury that the Joint Committee on Taxation (the "JCT") had completed its review of the Internal Revenue Service's (the "IRS") report regarding these years and took no exception with the IRS report. Based on the notification from the JCT, the Company believes the 2002 and 2001 tax years are effectively closed and expects no further examination of these years by the IRS.

During 2004, an income tax benefit of $0.9 million was recorded for Federal income tax adjustments related to the tax year that ended on December 31, 2000. During 2004, the statute of limitations expired for the tax year that ended on December 31, 2000.

During 2003, an income tax benefit of $6.5 million was recorded for Federal income tax adjustments primarily related to tax years ending on or before December 31, 1999. During 2003, the Company either reached agreement with the IRS or the statute of limitations expired for all tax years ending on or before December 31, 1999.

During 2004, Fireside, a subsidiary of Unitrin, received and paid a final assessment from the California Franchise Tax Board regarding its California franchise tax returns for 2000, 1999 and 1998. The impact of this assessment was not material to the Company's consolidated financial statements.

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors two defined benefit pension plans (the "Pension Plans") covering most of its employees. Certain participation in one of the Pension Plans requires or required employee contributions of 3% of pay, as defined, per year. Benefits for the contributory plan are based on compensation during plan participation and the number of years of participation. Benefits for the non-contributory plan are based on years of service and final average pay, as defined. The Company funds the Pension Plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company sponsors several other postretirement employee benefit plans ("OPEB") that provide medical and life insurance benefits to approximately 1,000 retired and 1,100 active employees ("the OPEB Plans"). The Company is self-insured and the OPEB Plans are not funded. The medical plans generally provide for a limited number of years of medical insurance benefits at retirement based upon the participant's attained age at retirement and number of years of service until specified dates and are generally contributory, with most contributions adjusted annually.

Changes in Fair Value of Plan Assets and Changes in Projected Benefit Obligations for the years ended December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	PENSION PLANS 2005	PENSION PLANS 2004	OPEB PLANS 2005	OPEB PLANS 2004
Fair Value of Plan Assets at Beginning of Year	$ 293.2	$ 288.7	$ –	$ –
Actual Return on Plan Assets	12.6	18.5	–	–
Contributions by the Company	33.0	–	4.2	5.3
Contributions by Plan Participants	0.1	0.7	1.1	1.0
Benefits Paid	(15.7)	(14.7)	(5.3)	(6.3)
Fair Value of Plan Assets at End of Year	323.2	293.2	–	–
Projected Benefit Obligations at Beginning of Year	309.6	313.7	54.1	55.9
Service Cost Benefits Earned During the Year	12.7	12.9	0.2	0.2
Interest Cost on Projected Benefit Obligations	18.3	17.6	2.7	3.6
Contributions by Plan Participants	0.1	0.7	1.1	1.0
Benefits Paid	(15.7)	(14.7)	(5.3)	(6.3)
Impact of Plan Change	–	(1.6)	–	–
Actuarial (Gains) Losses	26.6	(19.0)	(5.3)	(0.3)
Projected Benefit Obligations at End of Year	351.6	309.6	47.5	54.1
Plan Assets in (Deficit) of Projected Benefit Obligations	$ (28.4)	$ (16.4)	$ (47.5)	$ (54.1)
Plan Assets in Excess (Deficit) of Projected Benefit Obligations:				
Amounts Recognized in the Balance Sheet:				
Prepaid (Accrued) Benefit Cost	$ 32.2	$ 9.6	$ (73.0)	$ (76.1)
Amounts not Recognized in the Balance Sheet:				
Unrecognized Net Actuarial Gain (Loss)	(61.8)	(27.4)	25.5	22.0
Unrecognized Prior Service Cost	1.2	1.4	–	–
Plan Assets in (Deficit) of Projected Benefit Obligations	$ (28.4)	$ (16.4)	$ (47.5)	$ (54.1)
Accumulated Benefit Obligations at End of Year	$ 318.1	$ 278.6	$ 47.5	$ 54.1

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The measurement dates of the assets and liabilities of all plans presented above for 2005 and 2004 were December 31, 2005 and December 31, 2004, respectively.

In 2004, the Company's actuaries performed an analysis of the key assumptions used to estimate the Company's pension and OPEB liabilities and expenses. The Company's outside actuaries conducted an experience study to analyze the current demographic qualities of the Company's eligible participants compared to existing assumptions. The purpose of the experience study was to determine to what extent the actuarial assumptions have matched past experience and to determine the actuarial assumptions that will best estimate the future experience of the Pension Plans and OPEB Plans. The key assumptions analyzed were the rate of increase in future compensation levels, termination rates, retirement rates and mortality rates.

Prior to the study, the Company had a single percentage assumption for its expected Rate of Increase in Future Compensation Levels for all ages. Under the current assumptions, the Company stratifies the assumed compensation increases into bands representing a participant's attained age. The Rate of Increase in Future Compensation Levels presented for 2005 and 2004 is a weighted-average percentage calculated from the range of compensation assumptions for the Company's two pension plans. Similar stratifications were made to its termination rate and retirement rate assumptions. Additionally, the Company moved to a common mortality table assumption for all its participants.

Effective August 1, 2004, the Company made several changes to its Pension Plans and its defined contribution benefit plans to provide common benefits across its Career Agency Companies. The August 1, 2004, plan changes resulted in a reduction of the Projected Benefit Obligation for the Pension Plans and a related actuarial gain of $1.6 million, which is being amortized pursuant to the provisions of SFAS No. 87, *Employers' Accounting for Pensions*. The Company estimates that the August 1, 2004, plan changes initially decreased 2005 pension expense by approximately $1.4 million, offset by an increase in the Company's defined contribution benefit plan expense of approximately $1.8 million.

During 2004, the Company determined that the OPEB Plans qualify for the employer subsidy provided by the Modernization Act (see Note 2, "Summary of Accounting Policies," to the Consolidated Financial Statements). The Company determined that the effect of the enactment of the Modernization Act was not a significant event pursuant to paragraph 73 of SFAS No. 106. Pursuant to FSP FAS 106-2, the effects of the Modernization Act were incorporated in the December 31, 2004, measurement of the Accumulated Benefit Obligation for the OPEB Plans and affects net periodic postretirement benefit cost for periods subsequent to December 31, 2004. The adoption of FSP FAS 106-2 resulted in a reduction of the Accumulated Benefit Obligation for the OPEB Plans and a related actuarial gain of $6.3 million, which is being amortized pursuant to the provisions of SFAS No. 106.

The assumed health care cost trend rate used in measuring the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2005, was 9% in 2005, gradually declining to 5% in the year 2009 and remaining at that level thereafter for medical benefits and 11% in 2005, gradually declining to 5% in the year 2011 and remaining at that level thereafter for prescription drug benefits. The assumed health care cost trend rate used in measuring the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2004, was 10% in 2004, gradually declining to 5% in the year 2009 and remaining at that level thereafter for medical benefits and 12% in 2004, gradually declining to 5% in the year 2011 and remaining at that level thereafter for prescription drug benefits.

A one-percentage point increase in the assumed health care cost trend rate for each year would increase the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2005, by approximately $3.4 million and 2005 OPEB expense by $0.2 million. A one-percentage point decrease in the assumed health care cost trend rate for each year would decrease the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2005, by approximately $2.5 million and 2005 OPEB expense by approximately $0.2 million.

The OPEB Plans were unfunded at December 31, 2005 and 2004. Weighted-average asset allocations for the Pension Plans at December 31, 2005 and 2004, by asset category were:

ASSET CATEGORY	2005	2004
Cash and Short-term	**15%**	10%
U.S. Government and Government Agencies and Authorities	**28**	29
Corporate Bonds and Notes	**18**	21
Equity Securities	**31**	33
Other Assets	**8**	7
Total	**100%**	100%

The investment objective of the Pension Plans is to produce current income and long-term capital growth through a combination of equity and fixed income investments which, together with appropriate employer contributions and any required employee contributions, is adequate to provide for the payment of the Pension Plans' benefit obligations. The assets of the Pension Plans may be invested in both fixed income and

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

equity investments. Fixed income investments may include cash and short-term instruments, U.S. Government securities, corporate bonds, mortgages and other fixed income investments. Equity investments may include various types of stock, such as large cap, mid cap and small cap stocks and may also include investments in investment companies, venture capital investments and Unitrin common stock (subject to Section 407 and other requirements of ERISA). The Pension Plans have not invested in Unitrin common stock.

The Pension Plans' Trust Investment committee periodically reviews the performance of the Pension Plans' investments and asset allocation. The Pension Plans principally use two external investment managers, one of which is Fayez Sarofim & Co., ("FS&C") to manage its equity investments. One of Unitrin's directors, Mr. Fayez Sarofim, is Chairman of the Board, President and the majority shareholder of FS&C, a registered investment advisory firm (see Note 21, "Related Parties," to the Consolidated Financial Statements). Each manager is allowed to exercise investment discretion, subject to limitations, if any, established by the Pension Plans' Trust Investment committee. All other investment decisions are made by the Company, subject to general guidelines as set by the Pension Plans' Trust Investment committee.

The Company determines its Expected Long Term Rate of Return based primarily on the Company's expectations of future returns for the Pension Plans' investments, based on target allocations of the Pension Plans' investments. Additionally, the Company considers historical returns on comparable fixed income investments and equity investments and adjusts its estimate as deemed appropriate.

The components of Pension Expense for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Service Cost Benefits Earned During the Year	**$ 12.7**	$ 12.9	$ 16.7
Interest Cost on Projected Benefit Obligation	**18.3**	17.6	17.9
Expected Return on Plan Assets	**(20.5)**	(20.5)	(17.6)
Net Amortization and Deferral	**(0.1)**	(0.1)	–
Total Pension Expense	**$ 10.4**	$ 9.9	$ 17.0

The components of OPEB Expense for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Service Cost Benefits Earned During the Year	**$ 0.2**	$ 0.2	$ 0.6
Interest Cost on Projected Benefit Obligation	**2.7**	3.7	3.4
Net Amortization and Deferral	**(1.8)**	(0.9)	(1.5)
Total OPEB Expense	**$ 1.1**	$ 3.0	$ 2.5

OPEB Expense for the year ended December 31, 2005, decreased by $1.9 million, due primarily to the effects of the Modernization Act, including amortization pursuant to FSP FAS 106-2 of the resultant actuarial gain.

The actuarial assumptions used to develop the components of both Pension Expense and OPEB Expense for the years ended December 31, 2005, 2004 and 2003, were:

	2005	2004	2003
Discount Rate	**6.00%**	6.25%	6.25%
Rate of Increase in Future Compensation Levels	**4.06**	4.07	4.00
Expected Long Term Rate of Return on Plan Assets	**7.00**	7.00	6.00

The actuarial assumptions used to develop the components of both Pension Projected Benefit Obligation and OPEB Accumulated Benefit Obligation at December 31, 2005 and 2004, were:

	2005	2004
Discount Rate	**5.50%**	6.00%
Rate of Increase in Future Compensation Levels	**4.06**	4.07

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The Company does not expect to be required to contribute to its Pension Plans in 2006, but could make a voluntary contribution pursuant to the maximum funding limits under ERISA. The Company expects to contribute $4.7 million to its OPEB Plans to fund benefit payments in 2006.

The following benefit payments (net of participant contributions), which reflect expected future service, as appropriate, are expected to be paid:

	YEARS ENDING DECEMBER 31,					
DOLLARS IN MILLIONS	2006	2007	2008	2009	2010	2011–2015
Pension Benefits	$ 15.4	$ 16.2	$ 16.9	$ 18.0	$ 18.8	$ 112.7
OPEB Benefits:						
Excluding Modernization Act Subsidy	$ 5.1	$ 5.1	$ 4.9	$ 4.9	$ 4.8	$ 22.1
Expected Modernization Act Subsidy	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(2.0)
OPEB Benefits	$ 4.7	$ 4.7	$ 4.5	$ 4.5	$ 4.4	$ 20.1

The Company also sponsors several defined contribution benefit plans covering most of its employees. The Company made contributions to those plans of $6.9 million, $6.0 million and $5.0 million in 2005, 2004 and 2003, respectively. Under these plans, the participants have several investment alternatives, including the Company's stock and the Dreyfus Appreciation Fund. FS&C is a sub-investment advisor of the Dreyfus Appreciation Fund. One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of FS&C (see Note 21, "Related Parties," to the Consolidated Financial Statements). Participants invested $23.2 million, or 9.6%, of the total investments in the defined contribution benefit plans in the Company's stock and $26.8 million, or 11.1%, of the total investments in the defined contribution benefit plans in the Dreyfus Appreciation Fund at December 31, 2005.

NOTE 17. BUSINESS SEGMENTS

The Company is engaged, through its subsidiaries, in the property and casualty insurance, life and health insurance and consumer finance businesses. The Company conducts its operations through six operating segments: Unitrin Kemper Auto and Home, Unitrin Specialty, Unitrin Direct, Unitrin Business Insurance, Life and Health Insurance and Consumer Finance.

Effective January 1, 2005, the Company combined the personal lines operations of its former Multi Lines Insurance segment into the Unitrin Kemper Auto and Home segment. In addition, the Company created a separate, stand-alone business operation, referred to as Unitrin Business Insurance, for the commercial lines operations and certain reinsurance programs of the former Multi Lines Insurance segment. Accordingly, segment results for 2004 and 2003 have been restated to conform to the current management reporting structure.

The Unitrin Kemper Auto and Home segment provides preferred and standard risk personal automobile and homeowners insurance through independent agents.

The Unitrin Specialty segment provides automobile insurance to individuals and businesses in the non-standard and specialty market through independent agents. The non-standard automobile insurance market consists of individuals and companies that have difficulty obtaining standard or preferred risk insurance, usually because of their driving records.

Unitrin Direct markets personal automobile insurance through direct mail, television and the Internet through Web insurance portals, click-thrus and its own Web site.

The Company's premium and consumer finance revenues are derived from the United States. The accounting policies of the segments are the same as those described in Note 2, "Summary of Accounting Policies," to the Consolidated Financial Statements. Capital expenditures for long-lived assets by operating segment are immaterial.

In 2004, the Company and Kemper Insurance Companies ("KIC") agreed to settle and extinguish certain liabilities and obligations arising from the Company's acquisition of certain businesses from KIC (the

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

"KIC Settlement"). The Company recorded a consolidated charge of $14.9 million before tax, including a performance bonus of $18.4 million partially offset by certain service fee adjustments, in connection with the KIC Settlement. The performance bonus is included in Insurance Expenses and the service fee adjustments are included in Other Income in the Consolidated Statements of Income. For management reporting purposes, the Company does not allocate the performance bonus to the Unitrin Kemper Auto and Home segment, and accordingly, such expense is included in Other Expense, Net. The net impact of the KIC Settlement included in the Unitrin Kemper Auto and Home segment in 2004 was a gain of $3.5 million before tax. The Company also does not allocate insurance reserves from its 2002 acquisition of certain insurance companies from SCOR (see Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). It is also the Company's management practice to allocate certain corporate expenses to its operating units. The Company considers the management of certain investments, including Northrop preferred and common stock, Baker Hughes common stock and Intermec common stock, to be a corporate responsibility. Accordingly, the Company does not allocate dividend income from these investments to its operating segments. The Company does not allocate Net Realized Investment Gains to its operating segments.

Segment Assets at December 31, 2005 and 2004, were:

DOLLARS IN MILLIONS	2005	2004
SEGMENT ASSETS		
Unitrin Kemper Auto and Home	**$ 1,579.7**	$ 1,499.4
Unitrin Specialty	**731.5**	667.5
Unitrin Direct	**256.0**	236.0
Unitrin Business Insurance	**538.4**	583.9
Life and Health Insurance	**3,824.0**	3,695.9
Consumer Finance	**1,271.6**	1,110.6
Corporate and Other, Net	**997.1**	1,003.4
Total Assets	**$ 9,198.3**	$ 8,796.7

Amortization of Deferred Policy Acquisition Costs by Operating Segment for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
Unitrin Kemper Auto and Home	**$ 168.7**	$ 155.7	$ 152.2
Unitrin Specialty	**66.6**	72.8	77.5
Unitrin Direct	**9.0**	6.7	3.1
Unitrin Business Insurance	**32.1**	34.6	43.9
Life and Health Insurance	**58.3**	53.8	58.3
Total Amortization	**$ 334.7**	$ 323.6	$ 335.0

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Segment Revenues for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
REVENUES			
Unitrin Kemper Auto and Home:			
Earned Premiums	**$ 945.7**	$ 945.8	$ 883.0
Net Investment Income	**48.1**	39.6	26.6
Other Income	**0.6**	7.0	17.8
Total Unitrin Kemper Auto and Home	**994.4**	992.4	927.4
Unitrin Specialty:			
Earned Premiums	**453.2**	486.8	512.0
Net Investment Income	**20.6**	18.0	15.9
Total Unitrin Specialty	**473.8**	504.8	527.9
Unitrin Direct:			
Earned Premiums	**221.3**	188.6	149.9
Net Investment Income	**8.6**	6.9	3.3
Other Income	**0.2**	–	–
Total Unitrin Direct	**230.1**	195.5	153.2
Unitrin Business Insurance:			
Earned Premiums	**190.6**	196.0	250.8
Net Investment Income	**28.2**	25.7	23.8
Total Unitrin Business Insurance	**218.8**	221.7	274.6
Life and Health Insurance:			
Earned Premiums	**667.5**	668.0	661.5
Net Investment Income	**157.1**	150.0	134.9
Other Income	**6.2**	3.6	4.4
Total Life and Health Insurance	**830.8**	821.6	800.8
Consumer Finance	**221.3**	202.8	195.7
Total Segment Revenues	**2,969.2**	2,938.8	2,879.6
Unallocated Dividend Income	**20.9**	21.9	25.9
Net Realized Investment Gains	**56.9**	78.5	33.9
Other	**1.1**	1.6	4.4
Total Revenues	**$ 3,048.1**	$ 3,040.8	$ 2,943.8

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Segment Operating Profit for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
SEGMENT OPERATING PROFIT (LOSS)			
Unitrin Kemper Auto and Home	**$ 79.4**	$ 76.5	$ (22.2)
Unitrin Specialty	**42.7**	44.8	38.9
Unitrin Direct	**1.5**	(5.1)	(19.4)
Unitrin Business Insurance	**16.3**	19.1	13.4
Life and Health Insurance	**91.7**	97.3	68.9
Consumer Finance	**52.9**	47.1	41.1
Total Segment Operating Profit	**284.5**	279.7	120.7
Unallocated Dividend Income	**20.9**	21.9	25.9
Net Realized Investment Gains	**56.9**	78.5	33.9
Other Expense, Net	**(29.4)**	(44.6)	(21.6)
Income before Income Taxes and Equity in Net Income (Loss) of Investee	**$ 332.9**	$ 335.5	$ 158.9

Segment Net Income for the years ended December 31, 2005, 2004 and 2003, was:

DOLLARS IN MILLIONS	2005	2004	2003
SEGMENT NET INCOME (LOSS)			
Unitrin Kemper Auto and Home	**$ 60.0**	$ 56.2	$ (10.1)
Unitrin Specialty	**31.3**	31.9	27.5
Unitrin Direct	**2.6**	(1.6)	(11.3)
Unitrin Business Insurance	**15.6**	17.5	11.9
Life and Health Insurance	**60.0**	63.0	46.1
Consumer Finance	**30.8**	27.4	23.9
Total Segment Net Income	**200.3**	194.4	88.0
Net Income (Loss) From:			
Unallocated Dividend Income	**18.4**	19.3	22.2
Net Realized Investment Gains	**37.0**	51.0	22.1
Other Expense, Net	**(5.5)**	(28.1)	(7.5)
Income before Equity in Net Income (Loss) of Investee	**250.2**	236.6	124.8
Equity in Net Income (Loss) of Investee	**5.3**	3.6	(1.2)
Net Income	**$ 255.5**	$ 240.2	$ 123.6

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Earned Premiums by product line for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
EARNED PREMIUMS			
Life	$ 401.3	$ 401.7	$ 402.3
Accident and Health	160.5	161.3	158.9
Property and Casualty:			
Personal Lines:			
Automobile	1,176.4	1,201.4	1,194.2
Homeowners	380.9	369.4	329.8
Other Personal	47.3	45.5	36.2
Total Personal Lines	1,604.6	1,616.3	1,560.2
Commercial Lines:			
Automobile	183.9	176.6	174.2
Property and Liability	83.7	84.2	109.0
Workers' Compensation	21.6	21.6	30.7
Commercial Reinsurance Program	22.7	23.5	21.9
Total Commercial Lines	311.9	305.9	335.8
Total Earned Premiums	$ 2,478.3	$ 2,485.2	$ 2,457.2

NOTE 18. CATASTROPHE REINSURANCE

The Company maintains three separate catastrophe reinsurance programs for its property and casualty insurance businesses. The annual program covering the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments provided, effective January 1, 2005, coverage of $36 million above retention of $4 million. The annual program covering the property insurance operations of the Company's Life and Health Insurance segment provided, effective January 1, 2005, coverage of $52 million above retention of $8 million. The annual program covering the Unitrin Kemper Auto and Home segment provided, effective July 1, 2005, coverage of $160 million above retention of $20 million in 2005. Coverage for each reinsurance program is provided in three layers. In addition, in the event that the Company incurred catastrophe losses covered by any of its three catastrophe reinsurance programs that exceeded the retention for a particular program, each of the programs required one reinstatement of such coverage. In such an instance, the Company was required to pay a reinstatement premium to the reinsurers to reinstate the full amount of reinsurance available under such program. The reinstatement premium was a percentage of the original premium based on the ratio of the losses exceeding the Company's retention to the reinsurers' coverage limit. The annual original premium paid to reinsurers, excluding reinstatement premium, for these three catastrophe reinsurance programs was approximately $15 million in 2005. In addition to these programs, the Company purchased reinsurance from the Florida Hurricane Catastrophe Fund (the "FHCF") for hurricane losses in the state of Florida at retentions lower than those described above.

Three major hurricanes that significantly impacted the Company (Katrina, Rita and Wilma) made landfall in the United States during 2005. Catastrophe losses and LAE, net of reinsurance recoveries, from Hurricanes Katrina, Rita and Wilma were $70.6 million in 2005. Hurricane Katrina is expected to be the most costly hurricane on record in the United States. The Company estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Life and Health Insurance segment incurred $42.5 million of losses and loss adjustment expenses ("LAE") in excess of its retention of $8.0 million and recorded a reinstatement premium of $2.4 million in 2005. In addition, the Life and Health Insurance segment incurred $0.4 million of losses and LAE in Florida which occurred too early to be aggregated with the losses in the other Gulf states under its reinsurance program. The Company estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Unitrin Kemper Auto and Home segment incurred $20.2 million of losses and LAE in excess of its retention of $20.0 million and recorded a reinstatement premium of $2.9 million in 2005. In addition, the Unitrin Kemper Auto and Home segment incurred $0.2 million of losses and LAE in Florida which occurred too early to be aggregated with the losses in the other Gulf states under its reinsurance program. The Company estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred $0.4 million of losses and LAE in excess of their

NOTE 18. CATASTROPHE REINSURANCE [CONTINUED]

retention of $4.0 million and recorded a reinstatement premium of $0.1 million in 2005. In addition, the Unitrin Direct segment incurred $0.1 million of losses and LAE in Florida which occurred too early to be aggregated with the losses in the other Gulf states under its reinsurance program.

Unitrin's subsidiary, Trinity, and Capitol County Mutual Fire Insurance Company ("Capitol") are parties to a quota share reinsurance agreement whereby Trinity assumes 100% of the business written, net of reinsurance, by Capitol. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. Capitol is also a participant in the catastrophe reinsurance program covering the Company's Life and Health Insurance segment. The Company estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Life and Health Insurance subsidiaries together with Capitol incurred $30.1 million of losses and LAE in excess of their retention of $8.0 million. The Company estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Unitrin Kemper Auto and Home segment incurred $1.1 million of losses and LAE in excess of its retention of $20.0 million and recorded a reinstatement premium of $0.2 million in 2005. The Company estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred $0.9 million of losses and LAE in excess of their retention of $4.0 million and recorded a reinstatement premium of $0.1 million in 2005.

The Company estimates that, as a result of Hurricane Wilma's landfall in Florida, the Life and Health Insurance segment incurred $1.1 million of losses and LAE, net of a recovery of $2.4 million from the FHCF. The Company estimates that the Unitrin Kemper Auto and Home segment and the Unitrin Direct segment incurred $2.7 million and $2.1 million, respectively, of losses and LAE from Hurricane Wilma. Unitrin Kemper Auto and Home's loss from Hurricane Wilma was below its retention in the FHCF. The Unitrin Direct segment does not participate in the FHCF. The Unitrin Business Insurance segment and the Unitrin Specialty segment did not incur losses from Hurricane Wilma.

A summary of the Company's estimated catastrophe losses and LAE, net of reinsurance recoveries, from Hurricanes Katrina, Rita and Wilma in 2005 follows.

DOLLARS IN MILLIONS	KATRINA	RITA	WILMA	TOTAL
Unitrin Kemper Auto and Home	$ 20.2	$ 20.0	$ 2.7	$ 42.9
Unitrin Specialty	2.1	0.3	–	2.4
Unitrin Direct	0.1	–	2.1	2.2
Unitrin Business Insurance	1.9	3.7	–	5.6
Life and Health Insurance	8.4	8.0	1.1	17.5
Total Loss and LAE, Net of Reinsurance	$ 32.7	$ 32.0	$ 5.9	$ 70.6

The Company's estimates for Hurricanes Katrina, Rita and Wilma include estimates for both direct losses and LAE and indirect losses from residual market assessments. The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of actual reinsurance recoveries, may vary materially from the estimated amount reserved. The Company's estimates of direct catastrophe losses are generally based on inspections by claims adjusters and historical loss development experience for areas that have not been inspected or for claims that have not yet been reported. The Company's estimates of direct catastrophe losses are based on the coverages provided by its insurance policies. The Company's homeowners insurance policies do not provide coverage for losses caused by floods, but generally provide coverage for physical damage caused by wind or wind driven rain. Accordingly, the Company's estimates of direct losses for homeowners insurance do not include losses caused by flood. Depending on the policy, automobile insurance may provide coverage for losses caused by flood. Estimates of the number of and severity of claims ultimately reported are influenced by many variables including, but not limited to, repair or reconstruction costs and determination of cause of loss, that are difficult to quantify and will influence the final amount of claim settlements. All these factors, coupled with the impact of the availability of labor and material on costs, require significant judgment in the reserve setting process. A change in any one or more of these factors is likely to result in an ultimate net claim cost different from the estimated reserve. The Company's estimates of indirect losses from residual market assessments are based on a variety of factors including, but not limited to, actual or estimated assessments provided by or received from the assessing entity, insurance industry estimates of losses, and estimates of the Company's market share in the assessable states. Actual assessments may differ materially from these estimated amounts. The Company currently believes that it is unlikely that a change in its direct and indirect estimates of losses and LAE for Hurricanes Katrina, Rita and Wilma will cause it to exceed the coverages provided by its reinsurance programs.

During 2004, four hurricanes (Charley, Frances, Ivan and Jeanne) made landfall in several states along the Gulf Coast and the eastern

NOTE 18. CATASTROPHE REINSURANCE [CONTINUED]

United States. All four hurricanes made landfall in the state of Florida, the first time in over 100 years that four hurricanes have made landfall in the same state in the same hurricane season. A summary of the Company's estimated catastrophe losses and LAE before tax from these hurricanes, net of estimated recoveries from the Florida Hurricane Catastrophe Fund, in 2004, follows.

DOLLARS IN MILLIONS	CHARLEY	FRANCES	IVAN	JEANNE	TOTAL
Unitrin Kemper Auto and Home	$ 3.0	$ 3.8	$ 4.1	$ 1.6	$ 12.5
Unitrin Specialty	–	–	–	–	–
Unitrin Direct	0.6	0.4	0.4	0.3	1.7
Unitrin Business Insurance	–	–	0.1	–	0.1
Life and Health Insurance	1.2	1.3	2.1	1.9	6.5
Total Loss and LAE, Net of Reinsurance	$ 4.8	$ 5.5	$ 6.7	$ 3.8	$ 20.8

The Life and Health Insurance segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $2.3 million from the FHCF. The Unitrin Kemper Auto and Home segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $1.2 million from the FHCF.

NOTE 19. OTHER REINSURANCE

In addition to the reinsurance programs described in Note 18, "Catastrophe Reinsurance," to the Consolidated Financial Statements, the Company's insurance subsidiaries utilize other reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and to minimize exposures on larger risks. The ceding of insurance does not discharge the primary liability of the original insurer, and accordingly the original insurer remains contingently liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the insurance reserve liability and are included in Other Receivables in the Consolidated Balance Sheet.

Earned Premiums assumed and ceded on long-duration policies were not material for the years ended December 31, 2005, 2004 and 2003. Earned Premiums ceded on short-duration policies were not material for the years ended December 31, 2005, 2004 and 2003. Certain insurance subsidiaries assume business from other insurance companies and involuntary pools. Earned Premiums assumed on short-duration policies for the years ended December 31, 2005, 2004 and 2003, were:

DOLLARS IN MILLIONS	2005	2004	2003
Earned Premiums Assumed From:			
Kemper Insurance Companies	**$ 3.7**	$ 100.4	$ 525.7
Milwaukee Insurance Company	**40.7**	45.8	51.0
Capitol County Mutual Fire Insurance Company	**54.8**	50.9	49.1
Other	**8.6**	11.9	9.2
Total Earned Premiums Assumed	**$ 107.8**	$ 209.0	$ 635.0

Unitrin's subsidiary, Trinity, and the KIC are parties to a quota share reinsurance agreement whereby Trinity reinsures 100% of certain personal lines business issued or renewed by KIC in 2005, 2004 and 2003. The Company's insurance subsidiaries began issuing this business using their own insurance policies in 2003.

Trinity and Milwaukee Insurance Company ("MIC") are parties to a quota share reinsurance agreement whereby Trinity assumes 95% of the business written or assumed by MIC. MIC is owned by Mutual Insurers Holding Company ("MIHC"), which in turn is owned by MIC's policyholders. Effective July 1, 2001, MIC and First Nonprofit Insurance Company (through its predecessor, First Nonprofit Mutual Insurance Company) ("FNP") are parties to a quota share reinsurance agreement whereby MIC assumes 80% of the business written or assumed by FNP. Pursuant to an amendment to the MIC/FNP reinsurance agreement, which became effective January 15, 2003, FNP agrees to arrange for its parent company, First Nonprofit Mutual Holding Company ("FNMHC"), to nominate a simple majority to the FNMHC Board of Directors selected by MIC. On January 15, 2003, FNMHC elected five employees of the Company, as selected by MIC, to the FNMHC Board of Directors pursuant to the terms of the amendment. Such employees continue to serve as Directors of FNMHC at December 31, 2005. FNP is owned by FNMHC, which in turn is owned by FNP's policyholders. Five employees of the Company also serve as directors of MIHC's nine-member Board of Directors. Two employees of the Company also serve

NOTE 19. OTHER REINSURANCE [CONTINUED]

as directors of MIC, but together do not constitute a majority of MIC's Board of Directors. The quota share agreements above can be terminated at any time by each of the parties to the respective agreements, subject to the notice requirements in such agreements.

Trinity and Capitol are parties to a quota share reinsurance agreement whereby, effective August 1, 2005, Trinity assumes 100% of the business written by Capitol. Prior to August 1, 2005, Trinity assumed 95% of the business written by Capitol. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. Five employees of the Company serve as directors of Capitol's five member board of directors. Nine employees of the Company also serve as directors of Capitol's wholly owned subsidiary's, Old Reliable Casualty Company's ("ORCC"), nine member board of directors. Reliable, a wholly owned subsidiary of Unitrin, provides certain administrative services to Capitol and its subsidiary, ORCC. In addition, agents employed by Reliable are also appointed by Capitol and ORCC to sell property insurance products. Union National, a wholly owned subsidiary of Unitrin, also provides claims administration services to Capitol and ORCC. The Company also provides certain investment services to Capitol and ORCC.

NOTE 20. CONTINGENCIES

The Company and its subsidiaries are defendants in various lawsuits incidental to their businesses. The Company believes that there are meritorious defenses to these lawsuits and is defending them vigorously. Certain of the lawsuits are pending in jurisdictions that have a history of awarding damages, including punitive damages that are disproportionate to the actual economic damages alleged to have been incurred. Additionally, some of these lawsuits seek class action status that, if granted, could expose the Company to potentially significant liability by virtue of the size of the purported classes. The Company believes that resolution of its pending litigation will not have a material adverse effect on the Company's financial position. However, given the unpredictability of litigation, there can be no assurance that one or more of these lawsuits will not produce a damage award which could have a material adverse effect on the Company's financial results for any given period.

NOTE 21. RELATED PARTIES

One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and the majority shareholder of Fayez Sarofim & Co. ("FS&C"), a registered investment advisory firm. Certain of the Company's insurance company subsidiaries and FS&C are parties to agreements under which FS&C provides investment management services to these subsidiaries. In addition, FS&C provides investment management services with respect to certain funds of the Company's Pension Plans. The agreements governing those arrangements are terminable by either party at any time on 30 days advance written notice.

Under these investment advisory arrangements, FS&C is entitled to a fee calculated and payable quarterly based upon the fair market value of the assets under management. At December 31, 2005, the Company's subsidiaries and the Company's Pension Plans had approximately $169.8 million and $79.4 million, respectively, in assets with FS&C for investment management. During 2005, the Company's subsidiaries and the Company's Pension Plans paid $0.6 million in the aggregate to FS&C.

With respect to the Company's 401(k) Savings Plan, one of the alternative investment choices afforded to participating employees is the Dreyfus Appreciation Fund, an open-end, diversified managed investment fund. FS&C provides investment management services to the Dreyfus Appreciation Fund as a sub-investment advisor. According to published reports filed by FS&C with the SEC, the Dreyfus Appreciation Fund pays monthly fees to FS&C according to a graduated schedule computed at an annual rate based on the value of the Dreyfus Appreciation Fund's average daily net assets. The Company does not compensate FS&C for services rendered to the Dreyfus Appreciation Fund. As of December 31, 2005, Company employees participating in the Company's 401(k) Savings Plan had allocated approximately $26.8 million for investment in the Dreyfus Appreciation Fund, representing approximately 11% of the total amount invested in the Company's 401(k) Savings Plan.

During 2005, the Company's Life and Health Insurance segment paid $2.6 million to purchase the next generation of the segment's handheld computers from Intermec.

The Company believes that the transactions described above have been entered into on terms no less favorable than could have been negotiated with non-affiliated third parties.

As described in Note 19, "Other Reinsurance," to the Consolidated Financial Statements, the Company also has certain relationships with mutual insurance holding companies which are owned by the policyholders of their insurance subsidiaries.

NOTE 22. QUARTERLY FINANCIAL INFORMATION

	THREE MONTHS ENDED (UNAUDITED)				YEAR ENDED
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	MARCH 31, 2005	JUNE 30, 2005	SEPT. 30, 2005	DEC. 31, 2005	DEC. 31, 2005
Revenues:					
Earned Premiums	$ 615.2	$ 623.0	$ 620.6	$ 619.5	$ 2,478.3
Consumer Finance Revenues	52.3	54.2	56.7	58.1	221.3
Net Investment Income	72.0	69.3	67.8	73.0	282.1
Other Income	1.9	4.5	1.2	1.9	9.5
Net Realized Investment Gains	5.7	40.0	7.8	3.4	56.9
Total Revenues	747.1	791.0	754.1	755.9	3,048.1
Expenses:					
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	399.3	413.0	465.8	387.2	1,665.3
Insurance Expenses	201.1	207.0	204.1	205.3	817.5
Consumer Finance Expenses	39.0	42.9	43.2	43.3	168.4
Interest and Other Expenses	14.6	15.7	16.4	17.3	64.0
Total Expenses	654.0	678.6	729.5	653.1	2,715.2
Income before Income Taxes and Equity in Net Income of Investee	93.1	112.4	24.6	102.8	332.9
Income Tax Expense	27.8	34.7	3.5	16.7	82.7
Income before Equity in Net Income of Investee	65.3	77.7	21.1	86.1	250.2
Equity in Net Income of Investee	2.6	0.5	1.6	0.6	5.3
Net Income	$ 67.9	$ 78.2	$ 22.7	$ 86.7	$ 255.5
Net Income Per Share[a]	$ 0.99	$ 1.13	$ 0.33	$ 1.26	$ 3.70
Net Income Per Share Assuming Dilution[a]	$ 0.98	$ 1.12	$ 0.32	$ 1.26	$ 3.67
Cash Dividends Paid to Shareholders (per share):	$ 0.425	$ 0.425	$ 0.425	$ 0.425	$ 1.70
Common Stock Market Prices:					
High	$ 48.05	$ 50.72	$ 54.13	$ 48.00	$ 54.13
Low	40.80	43.84	45.33	43.72	40.80
Close	45.40	49.10	47.46	45.05	45.05

[a] *The cumulative sum of quarterly Net Income Per Share and Net Income Per Share Assuming Dilution amounts does not equal Total Net Income Per Share and Total Net Income Per Share Assuming Dilution for the year due to differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.*

NOTE 22. QUARTERLY FINANCIAL INFORMATION [CONTINUED]

	THREE MONTHS ENDED (UNAUDITED)				YEAR ENDED
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	MARCH 31, 2004	JUNE 30, 2004	SEPT. 30, 2004	DEC. 31, 2004	DEC. 31, 2004
Revenues:					
Earned Premiums	$ 614.2	$ 617.6	$ 630.7	$ 622.7	$ 2,485.2
Consumer Finance Revenues	49.6	49.9	51.1	52.2	202.8
Net Investment Income	60.2	63.0	65.9	72.1	261.2
Other Income	2.8	2.6	6.3	1.4	13.1
Net Realized Investment Gains	18.5	24.0	24.7	11.3	78.5
Total Revenues	745.3	757.1	778.7	759.7	3,040.8
Expenses:					
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	423.5	413.3	429.3	402.1	1,668.2
Insurance Expenses	200.3	204.9	220.3	198.5	824.0
Consumer Finance Expenses	39.6	39.5	37.0	39.6	155.7
Interest and Other Expenses	14.8	14.3	14.4	13.9	57.4
Total Expenses	678.2	672.0	701.0	654.1	2,705.3
Income before Income Taxes and Equity in Net Income of Investee	67.1	85.1	77.7	105.6	335.5
Income Tax Expense	19.0	24.4	22.2	33.3	98.9
Income before Equity in Net Income of Investee	48.1	60.7	55.5	72.3	236.6
Equity in Net Income of Investee	(0.1)	1.7	1.0	1.0	3.6
Net Income	$ 48.0	$ 62.4	$ 56.5	$ 73.3	$ 240.2
Net Income Per Share	$ 0.71	$ 0.91	$ 0.82	$ 1.07	$ 3.51
Net Income Per Share Assuming Dilution[(a)]	$ 0.70	$ 0.91	$ 0.82	$ 1.06	$ 3.48
Cash Dividends Paid to Shareholders (per share):	$ 0.415	$ 0.415	$ 0.415	$ 0.415	$ 1.66
Common Stock Market Prices:					
High	$ 44.95	$ 44.29	$ 44.48	$ 49.99	$ 49.99
Low	39.50	36.72	40.20	39.77	36.72
Close	42.90	42.60	41.57	45.45	45.45

[(a)] *The cumulative sum of quarterly Net Income Per Share Assuming Dilution amounts does not equal Total Net Income Per Share Assuming Dilution for the year due to differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.*

BOARD OF DIRECTORS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

James E. Annable
Economic Advisor to the CEO,
J.P. Morgan Chase & Company

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Donald V. Fites
Retired Chairman
and Chief Executive Officer,
Caterpillar Inc.

Douglas G. Geoga
President, Global Hyatt Corporation

Reuben L. Hedlund
Managing Director,
Hedlund & Hanley L.L.C.

Jerrold V. Jerome
Retired Executive

William E. Johnston
Retired President
and Chief Operating Officer,
Morton International, Inc.

Wayne Kauth
Independent Financial Consultant

Fayez S. Sarofim
Chairman and President,
Fayez Sarofim & Co.

Donald G. Southwell
President
and Chief Operating Officer

Ann E. Ziegler
Senior Vice President,
Sara Lee Corporation

OFFICERS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Donald G. Southwell
President and Chief Operating Officer

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Scott Renwick
Senior Vice President,
General Counsel and Secretary

David F. Bengston
Vice President

Edward J. Konar
Vice President

Richard Roeske
Vice President
and Chief Accounting Officer

John M. Boschelli
Treasurer

OPERATING MANAGEMENT

Scott Carter
President, Unitrin Direct
Chicago, Illinois

Kempner Joe Cole
President, Reserve National
Insurance Company
Oklahoma City, Oklahoma

James J. Collins
President, Career Agency
Property Program
St. Louis, Missouri

Ronald E. Greco
Vice President and Corporate Actuary,
Unitrin Services Company
Chicago, Illinois

Jack D. Lubner
President, Unitrin Business Insurance
Dallas, Texas

John W. Mullen
President, Unitrin Specialty
Dallas, Texas

Fred H. Reichelt
President, Fireside Bank
Pleasanton, California

Don M. Royster, Sr.
President, Career Agency Companies
St. Louis, Missouri

James A. Schulte
Group Executive and President,
Unitrin Kemper Auto and Home
and Group Executive,
Unitrin Business Insurance
Jacksonville, Florida

Milton E. Slaughter
President,
Southern States General Agency
Ruston, Louisiana

William R. Whaley
President
and Chief Information Officer,
Unitrin Data Systems, Inc.
Oak Brook Terrace, Illinois

Charles L. Wood
Group Executive, Fireside Bank
and Reserve National Insurance Company
Chicago, Illinois

COMPANY WEB SITES

Corporate
unitrin.com

Property and Casualty Insurance
kemperautoandhome.com
unitrindirect.com
unitrinbusinessinsurance.com
unitrinspecialty.com

Life and Health Insurance
reservenational.com

Consumer Finance
firesidebank.com

STOCK LISTING

Unitrin, Inc. is traded on the
New York Stock Exchange.
NYSE symbol: UTR

The Company filed its annual CEO Certification with the New York Stock Exchange on June 1, 2005, and filed its annual CEO and CFO Certifications required by section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 1, 2006.

COMMON STOCK TRANSFER AGENT/REGISTRAR

Questions regarding stock
registration, change of address,
change of name, or transfer
should be directed to:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

In the United States: 866.668.6550

On the Internet:
amstock.com

INVESTOR RELATIONS

Edward J. Konar
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4930
investor.relations@unitrin.com

SHAREHOLDER SERVICES

Director of Shareholder Services
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4520
shareholder.services@unitrin.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illinois 60606

ANNUAL MEETING

May 3, 2006–10:00 a.m.
Chase Auditorium
Chase Tower
10 South Dearborn Street
Chicago, Illinois 60670

ACKNOWLEDGEMENTS

When we set out to document the historic occurrences of 2005, we found stories of dedication, perseverance and heroism. We heard how our colleagues, who were not on the front line, came forth to lend technological and logistical support. Confronted with the worst in natural disasters, our people revealed the best in themselves, over and over again. We thank you.

Photography by Tom Maday.
madayphoto.com

Communication design from Plan A.
PlanA.com




UNION NATIONAL
CATASTROPHE TEAM







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